As confidentially submitted with the Securities and Exchange Commission on August 14, 2020.
This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hydrofarm Holdings Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5191	81-4895761
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2249 South McDowell Boulevard Ext.
Petaluma, California 94954
(707) 765-9990
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
850 New Burton Road, Suite 201
Dover, Delaware 19904
(800)483-1140
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Kenneth R. Koch, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center, 666 Third Avenue New York, NY 10017 Tel: (212) 935-3000	Deanna L. Kirkpatrick Byron B. Rooney Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York Tel: (212) 450 4000

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	$	$
Total	$	$

(1)
Estimated solely for purpose of calculating the registration fee according to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)
Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED        , 2020
Preliminary Prospectus
Hydrofarm Holdings Group, Inc.
       Shares of Common stock
This is an initial public offering of common stock of Hydrofarm Holdings Group, Inc.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $    . We have applied to list our common stock on the Nasdaq Global Market under the symbol “     .”
We will be treated as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, for certain purposes until we complete this offering. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Hydrofarm Holdings Group, Inc.	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriter an option for a period of 30 days from the date of this prospectus to purchase up to an additional shares of our common stock to cover over-allotments, if any.
The underwriters expect to deliver the shares against payment in New York, New York, on or about         , 2020.
The date of this prospectus is            , 2020

Through and including             , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find More Information” in this prospectus.
Neither we nor any of the underwriters have authorized anyone to give any information or to make any representation to you other than those contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Emerging Growth Company
We are an emerging growth company, as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s reporting providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.
We could remain an “emerging growth company” for up to five years, or until the earliest of  (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.

ii

Presentation of Financial Information
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for periods prior to the year ended December 31, 2018. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment.
Industry and Market Data
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.
Trademarks
Our primary trademarks include “Hydrofarm”, “PHANTOM BALLAST”, “ACTIVEAQUA”, “ACTIVE AIR” and “PhotoBio” and all of which are registered in the United States with the U.S. Patent and Trademark Office.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the notes thereto and the information set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Unless the context otherwise requires, we use the terms “Hydrofarm,” the “Company,” “we,” “our,” “us,” or similar terms in this prospectus to refer to Hydrofarm Holdings Group, Inc. and, where appropriate, our consolidated subsidiaries.
Introduction
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the twelve months ended June 30, 2020, we had net sales of $271 million; from 2005 to 2019, we generated a net sales compound annual growth rate (“CAGR”) of approximately 16%.
Hydroponics is the farming of plants using artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity and color, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the United States and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
How We Serve Our Customers
Our customer value proposition is centered around two pillars. First, we strive to offer the best selection by being a “one-stop shop” for all CEA needs. Second, we seek to be the gold standard in distribution and service, leveraging our infrastructure and reach to provide customers with just-in-time (“JIT”) delivery capabilities and exceptional service across the U.S. and Canada.
Complete Range of Innovative CEA Products
We offer thousands of innovative, branded CEA products that are supported by 25 patents and 65 registered trademarks. Our “one-stop shop” product offering spans lighting solutions, growing media (i.e., premium soils and soil alternatives), nutrients, equipment and supplies and includes more than 6,000 stock-keeping-units (“SKUs”) sold under leading proprietary, exclusive/preferred and distributed brands. Some of our most well-known brands include Phantom, Active Aqua, FoxFarm and Grodan. We estimate that approximately two-thirds of our net sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining portion of our sales relate to durable products such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive/preferred brand relationships providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased elsewhere.

The following graphic illustrates a representative set of our market-leading products across key CEA product categories:
Infrastructure and Reach for Fast Delivery, High In-Stock Availability and Exceptional Service
Our infrastructure and reach enable us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We believe that our six U.S.-based distribution centers can reach 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market.
In the U.S., we operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers, in Langley, British Columbia and Cambridge, Ontario. Outside of North America, we operate a distribution center in Zaragoza, Spain, and we have an office for product development and supply chain management in Shenzhen, China. We partner with a network of third-party logistics companies that facilitate expeditious delivery to our customers across the globe. The majority of customer orders are received through our business-to-business e-commerce platform. Through our differentiated Distributor Managed Inventory (“DMI”) Program, we partner with our network of retailers and resellers to create customized, JIT supply chain solutions for large commercial end users.
The following illustration provides an overview of our operating footprint.

Over the past fifteen years, we have grown our net sales annually at an approximate 16% CAGR. This historical growth is largely due to the growth in CEA growing across several end-markets, including cannabis, and our ability to continuously develop, manufacture and distribute innovative branded products on timely basis.
We believe our industry is poised to grow significantly. Expanding populations, limited natural resources and a focus on the environment and the security of our agricultural systems have illuminated the benefits of CEA compared to traditional outdoor agriculture. We believe the adoption of CEA will continue to accelerate, particularly in the commercial agriculture industry, where CEA can be deployed to achieve grows that are simultaneously more efficient for the planet and profitable for growers. Furthermore, certain of our end-markets are experiencing significant growth, including cannabis. The global cannabis industry is a rapidly developing business opportunity for us, particularly as the legal market in the United States continues to expand.
To support this significant growth opportunity and to improve our profit margin profile, we recruited a new Chairman and Chief Executive Officer, William (“Bill”) Toler, in early 2019. In turn, over the past 18 months, Mr. Toler recruited over five new executives and quickly put in place several management initiatives intended to support growth and improve our profit margins. These initiatives include, but are not limited to, further developments of proprietary brands, freight cost management and distribution network optimization, and the expansion of our commercial segment and DMI.
Given our strong historical net sales growth, the accelerating growth in our primary end-markets, and the strength of our new management team, we believe that we are well positioned for significant and sustained net sales and earnings growth.
Our Industry is Large and Rapidly Growing
The Expanding Controlled Environment Agriculture Market
Our principal industry opportunity is in the wholesale distribution of CEA equipment and supplies, which generally include grow light systems; advanced heating, ventilation, and air conditioning (“HVAC”) systems; humidity and carbon dioxide monitors and controllers; water pumps, heaters, chillers, and filters; nutrient and fertilizer delivery systems; and various growing media typically made from soil, rock wool or coconut fiber, among others. Today, we believe that a majority of our products are sold for use in CEA applications.

Pictured: PHOTOBIO LED Light, Active Aqua Grow Flow 5 gal system, Active Aqua Flexible Air Stone, OxyCLONE 20 Site System with Timer and Light Kit, Active Air CO2 System with Timer
CEA is an increasingly significant and fast-growing component of the expansive global commercial agriculture and consumer gardening sectors. According to the USDA and National Gardening Survey, the agriculture, food, and related industries sector produced more than $1 trillion worth of goods in the U.S. alone in 2017, and U.S. households spent a record of approximately $48 billion at retail stores on gardening and growing supplies and equipment.
According to industry publications, the global CEA industry totaled approximately $65 billion in 2019, and is expected to grow at a CAGR of 16.1% from 2019 to 2023. The rapid growth of CEA crop output will subsequently drive growth in the wholesale CEA equipment and supplies industry. According to industry publications, the global wholesale CEA equipment and supplies industry totaled approximately $8 billion in 2019 and is expected to grow at a CAGR of 12.8% from 2019 to 2025.
Powerful Trends are Driving Significant Industry Growth
We believe that the growth in the wholesale distribution of CEA equipment and supplies is driven by a broad array of factors including:
Significant Growth in the Cannabis Industry
Today, we believe that a majority of the CEA equipment and supplies we sell to our customers is ultimately purchased by participants in the cannabis industry. The North American cannabis industry is massive and growing rapidly, driven largely by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The current and expected growth in the size of the cannabis market has and will continue to have a very significant, positive impact on our business.
The following map illustrates the state-level progression of cannabis legalization in the U.S., differentiating states that have fully legalized cannabis for medical and adult-use purposes and states that have partially legalized cannabis for medical purposes only. Importantly, though Canada and several U.S. states have taken significant steps towards cannabis legalization, we believe the North American legal cannabis market is still in the nascent stages of realizing its growth potential. As of June 30, 2020, only 11 U.S. states and the District of Columbia had legalized cannabis for adult-use. The aggregate population of those states is only around one third of the total U.S. population. Furthermore, in U.S. states that have passed cannabis laws, many such laws remain restrictive to consumer access. As an example, we believe significant suppressed demand would be unlocked in Texas, should the state adopt a medical cannabis law that more closely resembles that of their neighboring state, Oklahoma, where we have seen significant growth since cannabis was legalized for medical use in 2018. In Canada, the governments of every province and territory have enacted laws allowing for the distribution and sale of cannabis for adult-use purposes; however the market remains in early stages of market development.
According to industry publications, the U.S. cannabis market is projected to reach approximately $31.1 billion by 2024, up from approximately $12.2 billion in 2019, representing a 21% CAGR. In Canada, the cannabis market is projected to reach approximately $6.2 billion by 2024, up from approximately $1.7 billion in 2019, representing a 30% CAGR. The following chart illustrates the forecasted growth of the cannabis industry in the United States and Canada:

This significant growth in the U.S. cannabis market is expected due to (i) state initiatives for new adult-use and/or medical-use programs in additional U.S. states, (ii) expanded access for patients or consumers in existing state medical or adult-use cannabis programs, and (iii) increased consumption driven by greater product diversity and choice, reduced stigma, and real and perceived health benefits in states with existing adult-use or medical use programs.
•
State initiatives for new adult-use or medical-use programs.   We believe support for cannabis legalization in the U.S. is gaining momentum. According to a November 2019 poll by Pew Research Center, public support for the legalization of cannabis in the U.S. increased from approximately 41% in 2010 to approximately 67% in 2019. According to a 2019 poll by Quinnipiac University, 93% of Americans support patient access to medical-use cannabis if recommended by a doctor. Furthermore, due to the recent socio-economic changes across the U.S. since early 2020, many state government budgets are increasingly under pressure to identify additional revenue sources, such as the potential revenue streams from the taxation and job creation that state legalized adult-use cannabis may offer.

Accordingly, a number of states are at various stages of considering implementing laws permitting cannabis use or further liberalizing their existing laws permitting such use. Our sales per capita in U.S. states with legalized adult-use programs are on average several multiples higher than our sales per capita in states without adult-use programs. We believe this fact points to the significant opportunity available to us if or when additional U.S. states legalize adult-use programs.
•
Expanded access for patients and consumers in existing state medical and adult-use programs.   The cannabis business in states with existing cannabis laws is in nascent stages in many cases and will continue to grow, creating jobs and opportunities for workers and entrepreneurs. Cultivators, manufacturers, dispensaries, delivery providers, labs and other cannabis-related businesses will continue to grow in these regions. As these businesses proliferate, consumers will benefit from easier access to cannabis products.

•
Greater product diversity and choice, reduced stigma and real and perceived health benefits in states with existing adult-use or medical use programs.   Several key developments have contributed to an increase in cannabis product availability and breadth, including the proliferation of CBD and other cannabis-infused products, including edibles, oils, tinctures, and topical treatments. We believe that the historical stigmatization of cannabis use has diminished significantly, driven by a more supportive legislative environment, a rise in progressive sociopolitical views and greater consumer awareness of the potential health benefits of cannabis consumption. According to industry publications, real and perceived health benefits extend into areas including cancer treatment, pain management, the treatment of neurological and mental conditions, and sleep management. According to industry publications, the use of cannabis in the U.S. by adults aged 65+ has increased sharply in recent years from 0.4% in 2006 and 2.9% in 2015 to 4.2% in 2018.

Acceleration of CEA Adoption
Both the commercial agriculture and cannabis industries are increasingly adopting more advanced agricultural technologies in order to enhance the productivity and efficiency of operations. The benefits of CEA include:
•
Greater product safety, quality and consistency;

•
More reliable, climate-agnostic year-round crop supply from multiple, faster harvests per year as opposed to a single, large harvests with outdoor cultivation;

•
Lower risk of crop loss from pests (and subsequently lower need for pesticides) and plant disease;

•
Lower required water and pesticide use compared to conventional farming, offering incremental benefits in the form of reduced chemical runoff and lower labor requirements; and

•
Potentially lower operating expenses from resource-saving technologies such as high-efficiency LED lights, precision nutrient and water systems and automation.

CEA implementation continues to increase globally, driven by the factors listed above as well as growth in fruit and vegetable farming, consumer gardening and the continued adoption of vertical farming. Vertical farming, a subsector of CEA, has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. Industry publications project that the global vertical farming market will reach approximately $13 billion in 2026, up from $2 billion in 2018 and representing a 24.6% CAGR from 2019 to 2026.
While a small portion of cannabis cultivation may be grown in non-CEA settings, given the multitude of benefits of CEA cultivation, we believe CEA will continue to be the primary method of growing cannabis, driving demand for our products. The legalization of cannabis also comes with a corresponding increase in regulatory oversight and statutory requirements for growers and their products. These regulations enhance product safety and transparency to consumers but usually necessitate the use of CEA in cannabis cultivation in order to meet mandated THC content or impurity tolerances.
Increased Consumer Home Growing
We perceive consumer gardening to be a significant driver of future CEA growth. According to industry publications, in 2017, 77% of U.S. households participated in lawn and garden activities, spending on average a record of $503 per household. We expect this growth in consumer gardening and growing spending to continue, driven by both increased participation by millennials and strong continued participation by married households, adults over age 55, and adults without children. We believe that these demographic dynamics will result in an increase in the number of consumer gardening category participants, resulting in the purchase of more CEA products.
Strong Demand for Hemp for CBD Production
Hemp cultivation in North America has grown significantly since the passage of the U.S. Farm Bill in December 2018. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. According to research from The Brightfield Group the U.S. CBD market is expected to grow from approximately $4 billion in 2019 to approximately $17 billion by 2025, representing an approximate 26% CAGR from 2019 to 2025. We have experienced strong demand for our products from growers that solely harvest hemp and from cannabis growers who are adding hemp to their offerings. We are very well positioned to continue to capitalize on the growth of industrial hemp cultivation in North America especially as cultivation is increasingly done indoors. Both our current product portfolio and our pipeline of new products tailored to the needs of hemp cultivators will help us serve this burgeoning market.
Increased Focus on Environmental, Social, and Governance (“ESG”) Issues
We believe the growth and change in our end-markets is in part driven by a variety of ESG trends aimed at preserving resources and enhancing the transparency and safety of our food supply chains. Overall, CEA delivers superior performance characteristics versus traditional agriculture when compared on select key ESG performance criteria:
•
More efficient land usage.   CEA allows for greater crop production per square foot, reducing the amount of land needed to grow crops.

•
More efficient fresh water usage.   CEA allows for the management and recycling of water inside of a closed-loop system and therefore generally require less water than traditional outdoor agriculture.

•
Decreased use of fertilizer and pesticides.   As CEA takes place in a controlled, often indoor environments, the need for pesticides application is reduced, allowing growers to apply less pesticide with more precise application compared to traditional outdoor agriculture.

•
Reduced carbon emissions.   CEA, especially vertical farming, allows large farming operations to be located significantly closer to end-users, thereby reducing the transportation distance of ready-to-use crops.

•
Reduced food waste.   Similar to the above, since CEA allows for food production significantly closer to end-user, there is less time between production and consumption and therefore reduced product spoilage, damage and waste.

•
Chemical runoff prevention.   Due to closed-loop nature of CEA systems, CEA significantly decreases the risk of chemical runoff, which is generally more difficult to control in traditional outdoor agriculture.

•
Supports organic farming.   CEA is well suited for organic farming, the produce of which has been in increasing demand by consumers.

COVID-19
The COVID-19 pandemic has caused significant shifts in consumer sentiment and behavior thereby altering the dynamics of the CEA and cannabis industries. We believe that these changes, as outlined below, will benefit our industry in the long-term:
•
New entrants into the consumer gardening and growing market.   We believe that a meaningful portion of consumer gardening and growing product spending following the COVID-19 outbreak was driven by first-time users. We expect this to be a tailwind for the consumer gardening and growing market going forward as a portion of these consumers opt to work-from-home more.

•
Increased focus on food security and sustainable sourcing.   The COVID-19 pandemic has intensified consumer focus on food security and transparency of food production around the world. CEA offers a more sustainable and secure alternative to traditional outdoor agriculture, allowing food to be grown closer to where it is ultimately consumed, thereby reducing supply chain-related risks and food waste.

•
Pressure on governments to identify additional revenue streams, such as tax revenue from state legalized cannabis industries.   The COVID-19 pandemic has put a significant strain on government budgets, increasing pressure to find revenue from previously unexplored streams including state legalized medicinal or adult-use cannabis.

•
Home-centric lifestyle increasing use occasion opportunities for cannabis use.   The COVID-19 pandemic is expected to foster a long-term increase in at-home activity. This lifestyle shift may foster growth in the cannabis market by increasing potential occasions for cannabis use as cannabis is often consumed at home.

•
Essential service designation.   During lockdowns related to the COVID-19 pandemic, our manufacturing and distribution operations and a great majority of our key suppliers, retailers and resellers were designated as essential and remained open. This sets a key precedent about the vital importance of our operations and end-markets.

Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent distributor and manufacturer of CEA equipment and supplies in the U.S. and Canada and one of the two major consolidators in the CEA industry. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end-markets, including cannabis and hemp. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 24.6% CAGR for the vertical farming market through 2026 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and risk of environmental runoff, and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. Furthermore, CEA allows farms to be located closer to their consumers, greatly reducing the costs and waste (namely CO2 and spoiled food) related to transportation resulting in an overall smaller carbon footprint. However, we will likely see the most significant growth in cannabis. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medical cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
New, Experienced Management Team with Proven Track Record
Our management team possesses significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his leadership, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. John Lindeman, Chief Financial Officer brings us more than 25 years of finance and leadership experience. Most recently he served as Chief Financial

Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW), a fresh food company, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, he held various leadership positions within the finance and investment banking industries at Janney Montgomery Scott, Stifel Nicolaus, Legg Mason and PricewaterhouseCoopers LLP.
Broad Portfolio with Innovative Proprietary Offerings and Recurring Consumables Sales
We have one of the largest equipment and consumable product offerings in the industry. From lighting solutions to nutrients to grow mediums, we offer nearly everything growers need to ensure their operations are maximizing efficiency, output and quality. We maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across approximately 900 SKUs with 25 patents and 65 registered trademarks as well as over 30 exclusive/preferred brands across approximately 900 SKUs. We maintain approximately $50 million of inventory across over 6,000 SKUs, and approximately 60% of our sales relate to proprietary and exclusive/preferred brands. Our proprietary and exclusive/preferred brands include lighting, equipment, grow media, nutrients and supplements. Our proprietary products command a significant gross margin premium relative to general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as, in our estimation, we believe that approximately two-thirds of our net sales are generated from the sale of recurring consumable products including growing media, nutrients and supplies.
Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain over 800,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated over the last 20 years long-term relationships with a network of over 200 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide a full range of CEA solutions to our customers. We source individual components from our diverse supplier base to assemble our products, including utilizing a dedicated on-the-ground purchasing team in China to maintain and develop relationships with suppliers. To maintain competitive pricing, we implement cost sharing with certain of our suppliers.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with a diversified range of leading hydroponic retailers, retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers. We serve over 2,000 wholesale customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our commercial sales and DMI programs further enhance our customer capabilities, offering consultation, technical expertise, facilitated order fulfillment and JIT delivery of consumables. Our unique distribution capabilities allow us to provide JIT delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain coverage of industry trends and consumer preferences via thirteen sales managers complemented by teams made up of specialized product category experts. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.
Proven Mergers and Acquisitions (“M&A”) Track Record
Our management team has extensive experience with execution and integration of M&A opportunities. In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”) and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe were two of the leading CEA and lawn and garden distributors in Canada at the time of the acquisitions. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading CEA equipment distributors in Canada. Additionally, we maintain relationships throughout our markets to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experienced M&A team has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth and Productivity Strategies
We are well positioned to capitalize on the growth of our underlying markets through the following strategies.
Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including expanded adoption of CEA and vertical farming by commercial growers and consumers, as well as the growth in cannabis, hemp and other end-markets. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at a 24.6% CAGR from 2019 to 2026. In addition, the U.S. and Canadian cannabis markets had an estimated value of approximately $14 billion in 2019, and are projected to grow to $37 billion by 2024. The hemp market has benefited from consumer adoption of hemp-derived CBD products. According to research from The Brightfield Group, the total market for CBD will increase from approximately $4 billion in 2019 to $17 billion by 2025, representing an approximate ~26% CAGR. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Our proprietary brands account for approximately 35% of our sales, and command a meaningful gross margin premium to our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories, and we are enhancing research and development in our other product categories to expand our brand portfolio’s value and further enhance our margins. We have launched several new product lines over the past year, including PhotoBio LED lighting equipment and Phantom Core HID lighting equipment. We also maintain a pipeline of next generation proprietary products and occasionally make investments in suppliers to create strategic relationships around the development of specific products and enhanced distribution agreements.
Adding Strategic Distribution Relationships and Exclusive/Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by offering a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive/preferred brand relationships. Exclusive/preferred brand relationships with leading brands drive sales and margin improvement. We believe we are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established sixteen new exclusive/preferred distribution relationships over the past two years including with established equipment and nutrient suppliers.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program, our analytically driven supply chain function and DMI capabilities enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to JIT inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Expand our Operating Margins
We have developed and begun to implement specific productivity initiatives across our business as a means of funding growth. Our initiatives include the following:
•
Enhance Our Brand Mix.   We will continue to increase the percentage of proprietary and exclusive/preferred brands in our product portfolio. Our innovative proprietary and exclusive/preferred brands offer us a significant margin benefit compared to distributed brands.

•
Drive Supply Chain Efficiencies.   We are implementing multiple supply chain efficiency initiatives, including the review of our carrier sourcing relationships and intra-warehouse shipments for optimization opportunities, reducing the active SKU count by eliminating non-core SKUs, and the deployment enhanced inventory planning tools. Additionally, we continually review our distribution network for optimization opportunities, and in doing so consolidated two warehouses to one in 2019.

•
Optimize the Customer Investment Program.   We have segmented our client accounts to improve our discounting decisions in order to maximize net sales as a percent of gross sales.

•
Leveraging G&A.   Additional areas of cost savings will come from more efficiently leveraging corporate overhead as our business continues to grow and scale.

Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
Risks Associated With Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:
•
competitive industry pressures;

•
our ability to keep pace with technological advances;

•
general economic and financial conditions, specifically in the United States and Canada;

•
the adverse effects of public health epidemics, including the recent coronavirus outbreak, on our business, results of operations and financial condition;

•
the costs and risks associated with our international operations;

•
the costs of being a public company;

•
our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

•
the success of our marketing activities;

•
a disruption of breach of our information technology systems; and

•
the costs of potential tariffs or a global trade war.

Recent Developments
Effects of Coronavirus on Our Business
The World Health Organization recognized COVID-19 as a public health emergency of international concern on January 30, 2020 and as a global pandemic on March 11, 2020. Public health responses have included national pandemic preparedness and response plans, travel restrictions, quarantines, curfews, event postponements and cancellations and closures of facilities including local schools and businesses. The global pandemic and actions taken to contain COVID-19 have adversely affected the global economy and financial markets.
In response to the COVID-19 pandemic, we implemented business continuity plans designed to address the impact of the COVID-19 pandemic on our business. For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations. While we are not currently experiencing material adverse impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and distribution systems, and the other risks and uncertainties associated with the COVID-19 pandemic, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. We continue to closely monitor the COVID-19 situation. In March 2020, the majority of the employees at our headquarters transitioned to working remotely.
Our business has remained resilient during COVID-19. As of June 30, 2020, our manufacturing and distribution operations are viewed as essential services and continue to operate. Our key suppliers, retailers and resellers have been designated as essential services and remain open at this time, however, in certain places they are operating under reduced hours and capacity limitations. The majority of U.S. and Canadian cannabis businesses have been designated as essential by U.S. State and Canadian government authorities. Any difficulties experienced by our suppliers have not yet impacted our ability to deliver products to our customers and we do not significantly depend on any one supplier; however, if this continues, it may negatively affect our inventory and delay the delivery of merchandise to our customers, which in turn will adversely affect our revenues and results of operations.
The extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time. Depending on the length and severity of COVID-19, we may experience an increase or decrease in customer orders driven by volatility in consumer shopping and consumption behavior.
Recent Transactions
PPP Loan
On April 7, 2020, we entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3.3 million payable to JP Morgan Chase, N.A. (the “PPP Lender”) evidencing a PPP loan from the SBA (the “PPP Loan”). The PPP Loan will bear interest at a rate of 1% per annum. No payments will be due on the PPP Loan during a six month deferral period commencing on April 7, 2020. Commencing one month after the expiration of the deferral period, and continuing on the same day of each month thereafter until the maturity date of the PPP Loan, we are obligated to make monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the PPP Loan by the maturity date. The maturity date is April 7, 2022. The PPP Loan contains customary borrower default provisions and lender remedies, including the right of the PPP Lender to require immediate repayment in full the outstanding principal balance of the PPP Loan with accrued interest. The principal amount of the PPP Loan is subject to forgiveness under the PPP upon our request to the extent that PPP Loan proceeds are used to pay expenses permitted by the PPP, including payroll, rent, and utilities. The PPP Lender may forgive interest accrued on any principal forgiven if the SBA pays the interest. There can be no assurance that any part of the PPP Loan will be forgiven, however, we are evaluating the option to repay the PPP loan in advance of the consummation of the offering contemplated hereby.

Preferred Stock Offering
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at an offering price of $3.50 (the “Preferred Stock Offering”). We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes issued in September and October 2019 which converted into shares of our Series A Preferred Stock) in connection with the Preferred Stock Offering, before deducting fees and related offering expenses. Upon the consummation of the offering contemplated hereby, the Series A Preferred Stock will automatically convert into shares of our common stock.
Encina Refinancing
In July 2019, certain of our subsidiaries (the “Subsidiary Obligors”) entered into a Loan and Security Agreement with Encina Business Credit, LLC (as amended to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings under an asset-based loan commitment of up to $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian subsidiaries party thereto and a swingline facility of up to $2.0 million), subject to applicable borrowing base availability. The Encina Credit Facility matures in July 2022 and is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement dated November 8, 2017, as amended from time to time, among Bank of America, N.A. and the obligors party thereto (the “BofA Credit Facility”).
Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. Hydrofarm Holdings LLC is a shell entity and a subsidiary of Hydrofarm Holdings Group, Inc.; Hydrofarm Holdings LLC’s subsidiary is Hydrofarm, LLC, our primary operating entity. The chart below depicts our current organizational structure:

Hydrofarm Holdings Group, Inc.
(Delaware C corp)
100%
Hydrofarm Investment Corp.
(Delaware C corp)
100%
Hydrofarm Holdings LLC
(Delaware LLC)
100%
Hydrofarm, LLC
(California LLC)
100%
100%
100%
100%
EHH Holdings, LLC
(US Sub)
Shenzhen Representative Office of Hydrofarm Inc. (USA)
(China Subsidiary)
Sunblaster LLC
(US Sub)
Hydrofarm Canada, LLC
(US Sub)
100%
100%
100%
Eltac XXI S.L.
(Spanish Subsidiary)
Sunblaster Holdings ULC
(BC Subsidiary)
Eddi's Wholesale Garden Supplies Ltd.
(BC Corporation)

Corporate Information
We were incorporated in Delaware in January 2017 under the name Innovation Acquisition One Corp. Our predecessor company, originally called Applied Hydroponics, Inc., was founded in 1977 in Northern California. We changed our name to Hydrofarm Holdings Group, Inc. on August 3, 2018 in connection with the Private Placement and Merger described in “Business — History” and “Certain Relationships and Related Party Transactions — The Merger and Concurrent Offering,” respectively. Our principal executive offices are located at 2249 South McDowell Blvd Ext., Petaluma, California, 94954 (the “Petaluma HQ”) and our telephone number is (707) 765-9990. Our website address is www.hydrofarm.com. The information contained on, or that can be accessed through, our website is not, and shall not be deemed to be part of, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING
Common stock offered by us
       shares of common stock.
Option to purchase additional shares
The underwriters have an option, exercisable within 30 days of the date of this prospectus, to purchase up to        additional shares of our common stock.
Common stock to be outstanding after this offering
       shares of common stock (or       shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock).
Use of Proceeds
We estimate the net proceeds from this offering will be approximately $     million (or $      million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds from this offering to repay existing indebtedness, for acquisitions, for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures. We intend to use approximately $30 million of the net proceeds from this offering to repay borrowings outstanding under the Term Loan Credit Agreement, among certain of our subsidiaries, Brightwood Loan Services, LLC and the other lenders party thereto, which matures on May 12, 2022 and bears an interest rate of LIBOR plus 850 basis points and the Base Rate (as defined therein) plus 750 basis points; provided, that at such time that the Total Net Leverage Ratio (as defined therein) is less than 5.50:1.00, the interest rate shall be LIBOR plus 700 basis points or the Base Rate plus 600 basis points. After this offering, we also plan to refinance the balance of our borrowings outstanding under the Encina Credit Facility. See “Use of Proceeds” and “Description of Our Indebtedness” for more information.
Dividend Policy
We have never declared nor paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any dividends to holders of our common stock in the foreseeable future.
Risk Factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in our common stock.
Proposed Nasdaq Global Market symbol
“      ”
The number of shares of our common stock outstanding after this offering is based on       shares of common stock outstanding as of June 30, 2020, including shares of common stock issuance upon conversion of the Series A Preferred Stock, which occurs automatically upon consummation of this offering, assuming a public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and excludes:
•
13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $4.78 per share;

•
2,712,183 shares of common stock underlying options to purchase our common stock at a weighted average exercise price of $2.50 per share;

•
7,493,346 shares of common stock underlying restricted stock awards which have not yet vested;

•
1,990,807 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan and 2019 Equity Incentive Plan; and

•
no exercise by the underwriters of their option to purchase up to an additional       shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our summary of consolidated financial and other data for the years ended December 31, 2019 and 2018 and is derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following financial information together with the information under “Capitalization,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
	2019	2018
	(In thousands, except per share amounts)
Income statement data for year ended:
Net sales	$235,111	$211,813
Gross profit	27,086	24,070
Selling, general and administrative	43,784	42,229
Impairment, restructuring and other(a)	10,035	7,169
Loss from operations	(26,733)	(25,328)
Interest expense	(13,467)	(11,606)
Net loss attributable to Hydrofarm Holdings Group, Inc.	(40,083)	(32,892)
Basic and diluted net loss per share(b)	(0.57)	(0.69)
Balance sheet data as of end of period:
Cash(c)	$32,857	$27,923
Working capital(d)	40,547	56,728
Total assets(e)	185,651	174,411
Long-term debt(f)	107,932	100,520
Total liabilities	154,471	126,867
Convertible preferred stock(g)	21,802	—
Stockholders’ equity	9,378	47,544
Cash flows provided by (used in):
Net cash (used in) provided by operating activities	$(13,302)	$4,437
Net cash used in investing activities	(3,818)	(3,312)
Net cash provided by financing activities	19,900	25,516
Net increase in cash, cash equivalents and restricted cash	4,934	25,717
Other data:
Adjusted EBITDA(h)	$(10,174)	$(7,249)
Adjusted EBITDA as a percent of net sales(h)	-4.3%	-3.4%
Gross profit as a percent of net sales	11.5%	11.4%
Capital expenditures(i)	(768)	(1,343)
Federal net operating loss carryforwards	58,000	35,000

(a)
Impairment, restructuring and other expenses primarily relate to impairment on intangible assets; professional fees related to consultation, due diligence and assistance to research various capitalization strategies related to alternative debt and equity refinancing structures; severance costs; and, costs to early terminate several leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impairment, restructuring and other.”

(b)
Basic and diluted net loss per share for 2018 assumes the non-controlling interest converted to a controlling interest at issuance and, accordingly, its share of the net loss and the shares into which it converted are included in the calculations; see Note 4, “Basis of preparation and significant accounting policies” in the notes to our consolidated financial statements for additional information.
(c)
Cash includes cash equivalents and restricted cash.

(d)
Working capital represents current assets less current liabilities.

(e)
Total assets and total liabilities for 2019 include operating lease right-of-use assets and lease liabilities, respectively, upon the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases.

(f)
Long-term debt presents current and long-term portions of interest bearing debt, net of issuance costs.

(g)
Reflects the issuance of Series A Preferred Stock. See “Prospectus Summary—Recent Transactions — Preferred Stock Offering” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(h)
See “— Non-GAAP financial measures” below for information regarding our use of adjusted EBITDA and its reconciliation to net loss attributable to Hydrofarm Holdings Group, Inc. and adjusted EBITDA as a percent of net sales.

(i)
Capital expenditures relate to purchases of property, equipment and computer software.

Non-GAAP financial measures
We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP.”) However, management believes that certain non-GAAP financial measures provide investors of our financial information with additional useful information in evaluating our performance and that excluding certain items that may vary substantially in frequency and magnitude period-to-period from net income (loss) provides useful supplemental measures that assist in evaluating our ability to generate earnings and to more readily compare these metrics between past and future periods. These non-GAAP financial measures may be different than similarly titled measures used by other companies.
To supplement our audited consolidated financial statements which are prepared in accordance with GAAP, we use “Adjusted EBITDA” and “Adjusted EBITDA as a percent of sales” which are non-GAAP financial measures (collectively referred to as “Adjusted EBITDA”). Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of our non-GAAP financial measures as compared to the closest comparable GAAP measures. Some of these limitations include:
•
Adjusted EBITDA does not reflect the significant interest expense, or the amounts necessary to service interest or principal payments on our indebtedness;

•
Adjusted EBITDA excludes depreciation and amortization, and although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•
Adjusted EBITDA does not reflect our tax provision that adjusts cash available to us;

•
Adjusted EBITDA excludes the non-cash component of share-based compensation; and

•
Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.

We define Adjusted EBITDA as net loss attributable to Hydrofarm Holdings Group, Inc. excluding interest expense, income taxes, depreciation and amortization, share-based compensation and other unusual and/or infrequent costs, which we do not consider in our evaluation of ongoing operating performance.

The following table presents a reconciliation of net loss attributable to Hydrofarm Holdings Group, Inc., the most comparable GAAP financial measure, to Adjusted EBITDA for each of the years ended December 31, 2019 and 2018 (in thousands):
	2019	2018
Net loss attributable to Hydrofarm Holdings Group, Inc.	$(40,083)	$(32,892)
Interest expense	13,467	11,606
Income taxes	(691)	(397)
Depreciation and amortization	6,995	8,260
Impairment, restructuring and other	10,035	7,169
Other income, net	(105)	(995)
Stock based compensation	208
Adjusted EBITDA	$(10,174)	$(7,249)
Adjusted EBITDA as a percent of net sales	-4.3%	-3.4%

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and notes thereto, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks Relating to Our Business
Our proprietary brand offerings expose us to various risks.
We expect to continue to grow our portfolio of proprietary brand offerings. We have invested in development and procurement resources and marketing efforts relating to these proprietary brand offerings. Although we believe that our proprietary brand products offer value to our customers at each price point and provide us with higher gross margins than comparable third party branded products we sell, the expansion of our proprietary brand offerings also subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:
•
potential mandatory or voluntary product recalls;

•
our ability to successfully obtain, maintain, protect and enforce our intellectual property and proprietary rights (including defending against counterfeit, knock offs, grey-market, infringing or otherwise unauthorized goods); and

•
our ability to successfully navigate and avoid claims related to the proprietary rights of third parties.

An increase in sales of our proprietary brands may also adversely affect our sales of our vendors’ products, which may, in turn, adversely affect our relationship with our vendors. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.
Our competitors and potential competitors may develop products and technologies that are more effective or commercially attractive than our products.
Our products compete against national and regional products and private label products produced by various suppliers, many of which are established companies that provide products that perform functions similar to our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products. Some of our competitors have substantially greater financial, operational, marketing and technical resources than we do. Moreover, some of these competitors may offer a broader array of products and sell their products at prices lower than ours, and may have greater name recognition. In addition, if demand for our specialty indoor gardening supplies and products continues to grow, we may face competition from new entrants into our field. Due to this competition, there is no assurance that we will not encounter difficulties in generating or increasing revenues and capturing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell. We may not have the financial resources, relationships with key suppliers, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.
We may not successfully develop new products or improve existing products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles.
Our future success depends, in part, upon our ability to improve our existing products and to develop, manufacture and market new products to meet evolving consumer needs. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product innovations which satisfy consumer needs or achieve market acceptance, or that we will develop, manufacture and market new products or product innovations in a timely manner. If we fail to successfully develop, manufacture and market new products or product innovations, or if we fail to reach existing and potential consumers, our ability to maintain or grow our market share may be adversely affected, which in turn could materially adversely affect our business, financial condition and results of operations. In addition, the development and introduction of new and products and product innovations require substantial research, development and marketing expenditures, which we may be unable to recoup if such new products or innovations do not achieve market acceptance.
Many of the products we distribute and market, such as our fertilizers and nutrients, contain ingredients that are subject to regulatory approval or registration with certain U.S. state regulators. The need to obtain such approval or registration could delay the launch of new products or product innovations that contain ingredients or otherwise prevent us from developing and manufacturing certain products and product innovations.
Negative economic conditions, specifically in the United States and Canada, could adversely affect our business.
Uncertain global economic conditions could adversely affect our business. Negative global economic trends, particularly in the United States and Canada, such as decreased consumer and business spending, high unemployment levels, reduced rates of home ownership and housing starts, high foreclosure rates and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect consumer demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors’ products or result in a shift in our product mix from higher margin to lower margin products.
The effects of the COVID-19 pandemic are unpredictable and may materially affect our customers and how we operate our business, and the duration and extent to which the pandemic continues (including any re-emergence of COVID-19) to threaten our future results of operations and overall financial performance remains uncertain.
In December 2019, a novel coronavirus disease (“COVID-19”) was identified. On March 11, 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide and has caused significant volatility in U.S. and international debt and equity markets.
Examples of how COVID-19 may impact our business, results of operations and stock price include, but are not limited to:
•
COVID-19 may cause consumers to decrease spending, or pause such spending altogether, making it more difficult for us to acquire new customers, as well as retain and upsell existing customers;

•
COVID-19 may interfere with our ability, or the ability of our employees, workers, contractors, suppliers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business. COVID-19 may also cause disruptions from the temporary closure of third-party suppliers and manufacturers, restrictions on the shipment of our products, restrictions on our employees’ and other service providers’ ability to travel, the decreased willingness or ability of our customers to travel or to utilize our services and shutdowns that may be requested or mandated by governmental authorities;

•
COVID-19 and related government responses to address the COVID-19 pandemic may cause sudden and extreme changes in our stock price. Since COVID-19 was first reported, the volatility of U.S. equity markets increased to historic levels. This may cause extreme fluctuations in the market price of our stock. We cannot predict if and when these fluctuations will decrease or increase. In addition to general market conditions, the market price of our stock may become volatile or decline due to actual or anticipated impact of COVID-19 on our financial condition and results of operations or if our results of operations do not meet the expectations of the investor community or one or more of the analysts who cover our company change their recommendations regarding our company.

The duration and extent of the impact on our business from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time (e.g., the severity and transmission rate of the virus, the extent and effectiveness of containment measures, and the impact of these and other factors on our employees, customers, vendors and partners, including their respective productivity). Furthermore, our limited operating history combined with the uncertainty created by the COVID-19 pandemic significantly increases the difficulty of forecasting operating results and of strategic planning. If we are unable to effectively predict and manage the impact of the COVID-19 pandemic on our business, our results of operations and financial condition may be negatively impacted.
Our international operations make us susceptible to the costs and risks associated with operating internationally.
We operate some of our distribution centers in Canada and Spain and source products globally. We also operate a registered office in China. Accordingly, we are subject to risks associated with operating in foreign countries, including:
•
fluctuations in currency exchange rates;

•
limitations on the remittance of dividends and other payments by foreign subsidiaries;

•
additional costs of compliance with local regulations;

•
in certain countries, historically higher rates of inflation than in the United States;

•
changes in the economic conditions or consumer preferences or demand for our products in these markets;

•
restrictive actions by multi-national governing bodies, foreign governments or subdivisions thereof;

•
changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

•
changes in U.S. and foreign laws regarding trade and investment;

•
less robust protection of our intellectual property and proprietary rights under foreign laws; and

•
difficulty in obtaining distribution and support for our products.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs associated with operating our continuing international business could adversely affect our results of operations, financial condition and cash flows in the future.
We will incur increased costs as a result of being a public company.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will incur increased legal and accounting costs as a result of being subject to the information and reporting requirements of the Exchange Act, and other federal securities laws. The costs of preparing and filing periodic and other reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders, will cause significant increase in our expenses than if we remained privately-held. The cost of being a public company will divert resources that might otherwise have been used to develop our business, which could have a material adverse effect on our company.
As a privately held company, we have not been required to comply with certain corporate governance and financial reporting practices and policies required of a public reporting company. As a public reporting company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. If the registration statement of which this prospectus forms a part is declared effective, as a public company, we will be required to file with the SEC annual and quarterly information and other reports pursuant to the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we may become subject to other reporting and corporate governance requirements, including the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing, and certain provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:
•
prepare and distribute periodic public reports and other stockholder communications in compliance;

•
comply with our obligations under the federal securities laws and applicable listing rules;

•
create or expand the roles and duties of our board of directors and committees of the board of directors;

•
institute more comprehensive financial reporting and disclosure compliance functions;

•
enhance our investor relations function;

•
establish new internal policies, including those relating to disclosure controls and procedures; and

•
involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our committees of our board of directors or as our executive officers.
In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate applicable listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.
The changes necessitated by becoming a public company require a significant commitment of resources and management supervision that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, as applicable, fines, sanctions and other regulatory action and potentially civil litigation.
There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm us.
Proper systems of internal control over financial accounting and disclosure are critical to the operation of a public company. We may be unable to effectively establish such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about us and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on us from many perspectives.
Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

We identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.
Prior to this offering, we were a private company with limited accounting and finance personnel, adequate review processes and other resources with which to address our internal controls and procedures. In connection with the audit of our financial statements for fiscal 2019, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We determined that we had two material weaknesses because (i) we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements and (ii) our controls related to the preparation, review, and analysis of accounting information and financial statements were not adequately designed or appropriately implemented to identify material misstatements in our financial reporting on a timely basis for our U.S. entities and Eddi’s. As a result, there were numerous misstatements identified which resulted in certain adjustments to the financial statements, including but not limited to, those described in Note 2, Adjustments to Prior Period Financial Statements in the notes to our consolidated financial statements. These material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.
During 2020, we have taken several actions towards remediating these material weaknesses. In particular, we (i) hired and continue to hire, additional qualified accounting and financial reporting personnel with technical and/or public company experience and (ii) engaged an external advisor to assist management in completing a Sarbanes-Oxley Act compliant risk assessment, creating detailed control documentation for in-scope business and information technology processes, identify any further control gaps and providing assistance on remediation procedures, and to design and implement a Sarbanes-Oxley Act sub-certification process. We are still in the process of completing the remediation of the material weaknesses; however, we cannot assure you that the steps we are taking will be sufficient to remediate our material weaknesses or prevent future material weaknesses or significant deficiencies from occurring.
We can give no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.
As a public company, we will be required to further design, document and test our internal controls over financial reporting to comply with Section 404. We cannot be certain that additional material weaknesses and control deficiencies will not be discovered in the future. If material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline. If we have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial position or results of operations. Either of those events could have an adverse effect on the value of our common stock.
Further, even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.
Acquisitions, other strategic alliances and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.
Acquisitions are an important element of our overall corporate strategy, and these transactions could entail material investments by us and be material to our financial condition and results of operations. We expect to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The process of integrating an acquired company, business, or product has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks may include, but are not limited to:
•
diversion of management’s time and focus from operating our business to acquisition integration challenges;

•
failure to successfully further develop the acquired business or products;

•
implementation or remediation of controls, procedures and policies at the acquired company;

•
integration of the acquired company’s accounting, human resources and other administrative systems, and coordination of product, engineering and sales and marketing functions;

•
transition of operations, users and customers onto our existing platforms;

•
reliance on the expertise of our strategic partners with respect to market development, sales, local regulatory compliance and other operational matters;

•
failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;

•
in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•
cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;

•
liability for or reputational harm from activities of the acquired company before the acquisition or from our strategic partners, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•
litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our due diligence may fail to identify all liabilities associated with acquisitions and we may not assess the relative benefits and detriments of making an acquisition and may pay acquisition consideration exceeding the value of the acquired business. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments or strategic alliances could cause us to fail to realize the anticipated benefits of such acquisitions, investments or alliances, incur unanticipated liabilities, and harm our business generally.
Our acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairment of goodwill and purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or results of operations and cash flows.
Although, acquisitions are an important element of our overall corporate strategy, there can be no assurance that we will be able to identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies to realize the full, anticipated benefits of such acquisitions.
Damage to our reputation could have an adverse effect on our business.
Maintaining our strong reputation is a key component in our success. Product recalls, our inability to ship, sell or transport our products, governmental investigations and other matters may harm our reputation and acceptance of our products, which may materially and adversely affect our business operations, decrease sales and increase costs.

In addition, perceptions that the products we distribute and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We distribute and market a variety of products, such as nutrients, and growing media. On occasion, allegations or news reports may be made that some of these products have failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that the products we distribute or market are not safe could impair our reputation, involve us in litigation, damage our brand names and have a material adverse effect on our business.
Our marketing activities may not be successful.
We invest substantial resources in advertising, consumer promotions and other marketing activities to maintain, extend and expand our brand image. There can be no assurance that our marketing strategies will be effective or that the amount we invest in advertising activities will result in a corresponding increase in sales of our products. If our marketing initiatives are not successful, we will have incurred significant expenses without the benefit of higher revenues.
Our operations may be impaired if our information technology systems, or those of our third-party vendors, fail to perform adequately or if we or our third-party vendors are the subject of a data breach or cyber-attack.
We rely on information technology systems in order to conduct business, including communicating with employees and our distribution centers, ordering and managing materials from suppliers, selling and shipping products to retail customers and analyzing and reporting results of operations, as well as for storing sensitive, personal and other confidential information. While we have taken steps to ensure the security of our information technology systems, our security measures or those of our third-party vendors may not be effective and our or our third-party vendors’ systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our or our third-party vendors’ information technology systems are damaged or cease to be available or function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our retail customers could be significantly impaired, which may adversely impact our business.
Additionally, the techniques used to obtain unauthorized, improper or illegal access to information technology systems are constantly evolving, may be difficult to detect quickly and often are not recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative or remedial measures. Any operational failure or breach of security from these increasingly sophisticated cyber threats could lead to the loss or disclosure of both our and our retail customers’ financial, product, and other confidential information, as well as personally identifiable information about our employees or customers, result in negative publicity and expensive and time-consuming regulatory or other legal proceedings, damage our relationships with our customers and have a material adverse effect on our business and reputation. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents. Because we do not control our third-party vendors, or the processing of data by our third-party vendors, our ability to monitor our third-party vendors’ data security is limited and we cannot ensure the integrity or security measures they take to protect and prevent the loss of our or our consumers’ data. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems.
We occupy many of our facilities under long-term non-cancellable leases, and we may be unable to renew our leases at the end of their terms.
Many of our facilities and distribution centers are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from three to ten years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our future minimum aggregate rental commitments for leases for our facilities and distribution centers, as of December 31, 2019, is approximately $22.5 million for leases classified as operating and $894,000 for leases classified as financing. Our inability to terminate a lease when we stop fully utilizing a facility or exit a market can have a significant adverse impact on our financial condition, operating results and cash flows.
In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. Further, we may not be able to secure a replacement facility in a location that is as commercially viable, including access to rail service, as the lease we are unable to renew. Having to close a facility, even briefly to relocate, could reduce the sales that such facility would have contributed to our revenues.
The estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could prove inaccurate.
Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure, however, that our estimates, or the assumptions underlying them, will not change over time or otherwise prove inaccurate. Any potential litigation related to the estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could have a material adverse effect on our financial results, harm our business, and cause our share price to decline.
If we are unable to hire and retain key personnel, we may not be able to implement our business plan and our business may fail.
Our future success depends to a large extent on our ability to attract, hire, train and retain qualified managerial, operational and other personnel. We face significant competition for qualified and experienced employees in our industry and from other industries and, as a result, we may be unable to attract and retain the personnel needed to successfully conduct and grow our operations. Additionally, key personnel, including members of management, may leave and compete against us.
At present, we believe we have the necessary key personal to carry out our business plans but there can be no assurance that our beliefs will not prove unfounded. If we are unable to hire and retain key personnel, our business will be materially adversely affected.
In order to increase our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As we continue to work to expand our business, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to continue to grow our operation and compete in the hydroponics industry effectively will depend, in part, on our ability to effectively manage any future growth.
Potential tariffs or a global trade war could increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.
Since 2018, the United States has imposed tariffs on certain imports from China, including on lighting and environmental control equipment manufactured in China. If the U.S. administration imposes additional tariffs, or if additional tariffs or trade restrictions are implemented by the United States or other countries the cost of our products manufactured in China and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have a material adverse effect on our business and results of operations. As of the date of this prospectus, tariffs have not adversely affected the purchase price of our products manufactured in China and imported into the United States.
Unanticipated changes in our tax provisions, the adoption of new tax legislation or exposure to additional tax liabilities could affect our profitability and cash flows.
We are subject to income and other taxes in the United States federal jurisdiction and various local, state and foreign jurisdictions. Our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets (such as net operating losses and tax credits) and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. In particular, the carrying value of deferred tax assets, which are predominantly related to our operations in the United States, is dependent on our ability to generate future taxable income of the appropriate character in the relevant jurisdiction.
From time to time, tax proposals are introduced or considered by the U.S. Congress or the legislative bodies in local, state and foreign jurisdictions that could also affect our tax rate, the carrying value of our deferred tax assets, or our tax liabilities. Our tax liabilities are also affected by the amounts we charge for inventory, services, licenses and funding. We are subject to ongoing tax audits in various jurisdictions. In connection with these audits (or future audits), tax authorities may disagree with our determinations and assess additional taxes. We regularly assess the likely outcomes of our audits in order to determine the appropriateness of our tax provision. As a result, the ultimate resolution of our tax audits, changes in tax laws or tax rates, and the ability to utilize our deferred tax assets could materially affect our tax provision, net income and cash flows in future periods.
We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.
As of December 31, 2019, we had U.S. federal net operating loss (“NOL”) carryforwards of approximately $58 million, the utilization of which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Our NOL carryforwards will begin to expire in 2037. Please refer to Note 15, Income Taxes in the notes to our consolidated financial statements appearing elsewhere in this prospectus for a further discussion of the carryforward of our NOLs. As of December 31, 2019, we maintained a valuation allowance of approximately $35 million on the majority of our net deferred tax assets.
An “ownership change” (generally defined as greater than 50-percentage-point cumulative changes in the equity ownership of certain stockholders over a rolling three-year period) under Section 382 of the Code may limit our ability to utilize fully our pre-change NOL carryforwards to reduce our taxable income in periods following the ownership change. In general, an ownership change would limit our ability to utilize NOL carryforwards to an amount equal to the aggregate value of our equity at the time of the ownership change multiplied by a specified tax-exempt interest rate, subject to increase by certain built-in gains. Similar provisions of state tax law may also apply to our state NOL carryforwards. In addition, future changes in our stock ownership, some of which may be beyond our control, could result in additional ownership changes under Section 382 of the Code.
If we need additional capital to fund our operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.
In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. There can be no assurance that additional capital will be available to us. If we cannot obtain sufficient capital to fund our operations, we may be forced to limit the scope of our expansion.
Litigation may adversely affect our business, financial condition and results of operations.
From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.
If product liability lawsuits are brought against us, we may incur substantial liabilities.
We face a potential risk of product liability as a result of any of the products that we offer for sale. For example, we may be sued if any product we sell allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: (i) decreased demand for products that we may offer for sale; (ii) injury to our reputation; (iii) costs to defend the related litigation; (iv) a diversion of management’s time and our resources; (v) substantial monetary awards to trial participants or patients; (vi) product recalls, withdrawals or labeling, marketing or promotional restrictions; (vii) a decline in our stock price. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We do not maintain any product liability insurance. Even if we obtain product liability insurance in the future, we may have to pay amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.
Risks Relating to Our Indebtedness
There are significant risks associated with the outstanding and future indebtedness of certain of our subsidiaries. Such subsidiaries’ ability to pay interest and repay the principal on their indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
Certain of our subsidiaries are parties to material loan and lease agreements with different financial institutions. Such subsidiaries have used and/or will continue to use, the proceeds from these debt arrangements to fund working capital requirements and for the lease of certain equipment required to conduct our business. As of June 30, 2020, certain of our subsidiaries had an aggregate of $105.3 million of outstanding indebtedness that will mature between calendar year 2020 and calendar year 2023, and we or our subsidiaries may incur additional indebtedness in the future.
Our subsidiaries’ current debt arrangements consist of the following. See “Description of Our Indebtedness” for additional information regarding the debt arrangements of certain of our subsidiaries.
•
Loan and Security Agreement among Hydrofarm Holdings, LLC, Hydrofarm, LLC, EHH Holdings, LLC (“EHH”), SunBlaster LLC (“SunBlaster”), SunBlaster Holdings ULC (“SunBlaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS” and, together with SunBlaster ULC, the “Canadian Borrowers”) and Hydrofarm Canada, LLC (“Hydrofarm Canada”) (collectively, the “Subsidiary Obligors”), and Encina Business Credit, LLC (“Encina”), as agent, and the other lenders party thereto, and (as amended and restated to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings under an asset-based loan commitment of up to $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian Borrowers and a swingline facility of up to $2.0 million), subject to applicable borrowing base availability, which matures on the earlier of  (i) July 10, 2022, or (ii) 90 days prior to the scheduled maturity date of the Term Loan Agreement (as defined below), and is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the BofA Agreement (as defined below). As of June 30, 2020, we have borrowings outstanding under the Encina Credit Facility of approximately $25.9 million, with approximately $10.7 million available for future borrowings.
•
Term Loan Credit Agreement among Subsidiary Obligors and Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a term loan in an aggregate principal amount of $75 million, which matures on May 12, 2022, and is secured by a second-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a first-priority lien on all other assets and personal property of the Subsidiary Obligors, subject to certain exceptions. As of December 31, 2019 and 2018, we had borrowings outstanding under the Term Loan Agreement of approximately $85.1 million and $80.4 million, respectively. As of June 30, 2020, we have borrowings outstanding under the Term Loan Agreement of approximately $76.8 million, excluding unamortized origination costs.

•
Other indebtedness of approximately $1.3 million and $1.0 million as of December 31, 2019 and 2018, respectively, is related to financing leases and term debt.

In addition, we and any current and future subsidiaries of ours may incur substantial additional debt in the future, subject to the specified limitations in the existing agreements governing our subsidiaries’ indebtedness. If new debt is added to our or any of our subsidiaries’ debt levels, the risks described in “Risks Relating to Our Indebtedness” could intensify. See “Description of Our Indebtedness.”
Our subsidiaries’ current and future indebtedness could have significant negative consequences for our business, results of operations and financial condition, including:
•
increasing our or our subsidiaries’ vulnerability to adverse economic and industry conditions;

•
limiting our subsidiaries’ ability to obtain additional financing;

•
requiring the dedication of a substantial portion of our subsidiaries’ cash flow from operations to service their respective indebtedness, thereby reducing the amount of cash flow available for other purposes;

•
limiting our flexibility in planning for, or reacting to, changes in our business; and

•
placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will generate cash flow from operations at levels sufficient to permit us or our subsidiaries to pay principal, premium, if any, and interest on the indebtedness of our subsidiaries, or that our or our subsidiaries’ cash needs will not increase. If we or our subsidiaries are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if our subsidiaries fail to comply with the various requirements of their respective existing indebtedness or any other indebtedness which we or our subsidiaries may incur in the future, we or our subsidiaries would be in default, which could permit the holders of our or our subsidiaries’ indebtedness to accelerate the maturity of such indebtedness, requiring us or our subsidiaries to pay all obligations then outstanding, and/or to exercise other remedies provided to them under their respective agreements, and any applicable law. Any default under such indebtedness would have a material adverse effect on our business, results of operations and financial condition.
Each of the Term Loan Agreement and the Encina Credit Facility have restrictions on our ability to sell our products directly to the cannabis industry.
The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. We maintain policies and procedures that are designed to promote and achieve compliance with these requirements.
This compliance requirement may require that we be more selective than our competitors when selecting to whom we sell our products, and in certain situations, may afford our competitors a competitive advantage compared to us if we are not able to sell our products to a certain customer, and may negatively impact our marketing efforts, sales and reputation in the market. Moreover, any breach of these compliance requirements, could result in the occurrence of an event of default under the Encina Credit Facility and the Term Loan Agreement, which would entitle Encina and the Term Loan Lenders to accelerate the payment of all obligations then outstanding, without any action by them or notice of any kind. The foregoing events would have a material adverse effect on our business, results of operations and financial condition.
Substantially all of the Subsidiary Obligors’ assets are pledged to secure obligations under the Subsidiary Obligors outstanding indebtedness.
The Subsidiary Obligors have granted a continuing security interest in substantially all of their assets to certain of our lenders under the agreements governing the Subsidiary Obligors’ indebtedness, as security for the Subsidiary Obligors’ obligations under such applicable loan agreements. If the Subsidiary Obligors default on any of their obligations under these agreements, Encina and the Term Loan Lenders will be entitled to exercise remedies available to them resulting from such default, including increasing the applicable interest rate on all amounts outstanding, declaring all amounts due thereunder immediately due and payable, assuming possession of the secured assets, and exercising rights and remedies of a secured party under the Uniform Commercial Code, as applicable then in the United States, or the Personal Property Security Act, as applicable then in Canada. Our ability to conduct our business may be materially harmed as a result of the exercise of any remedies, in the event that such remedies are exercisable, by any or all of Encina, the Term Loan Lenders, or First National.
The Subsidiary Obligors existing debt agreements contain, and our or our subsidiaries’ future debt agreements may contain, restrictions that may limit our flexibility in operating our business.
The Subsidiary Obligors’ existing debt agreements contain, and any documents governing our or our subsidiaries’ future indebtedness may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Such restrictive covenants include restrictions on, among others, our or our subsidiaries’ ability to: (1) incur additional indebtedness; (2) create or suffer to exist any liens upon any of our or our subsidiaries’ property; (3) pay dividends and other distributions or enter into agreements restricting our subsidiaries’ ability to pay dividends; (3) make any restricted investment; (4) make certain loans; make certain dispositions of assets; (5) merge, amalgamate, combine or consolidate; (6) engage in certain transactions with stockholders or affiliates; (7) amend or otherwise alter the terms of our or our subsidiaries’ indebtedness; or (8) alter the business that we conduct. The Subsidiary Obligors’ existing debt agreements also require, and any documents governing our or our subsidiaries’ future indebtedness may require, us to meet certain financial ratios and tests. Noncompliance with the applicable financial ratios and tests are specified defaults under each of the Encina Credit Facility and the Term Loan Agreement. The Subsidiary Obligors have previously failed to comply with such financial ratios and tests, which required us to engage Brightwood to request forbearance and negotiate amendments to the Term Loan Agreement.
The Subsidiary Obligors’ ability to comply with these and other provisions of their existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or noncompliance with any of these financial ratios and tests could result in an event of default under the existing debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may also contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects the Subsidiary Obligors to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.
The substantial leverage of our subsidiaries could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our subsidiaries’ variable rate debt and prevent our subsidiaries from meeting their obligations under their indebtedness.
Certain of our subsidiaries are highly leveraged. As of June 30, 2020 and December 31, 2019, indebtedness of our subsidiaries was $105.3 million and $107.9 million, respectively. Our subsidiaries’ high degree of leverage has serious consequences, including the following: (i) a substantial portion of our subsidiaries’ cash flow from operations is dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our and our subsidiaries’ ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of the borrowings are at variable rates of interest, which will increase our subsidiaries’ vulnerability to increases in interest rates; (iv) we are at a competitive disadvantage to lesser leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our subsidiaries’ other indebtedness could make it more difficult for us or our subsidiaries to satisfy our other financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.
If our and our subsidiaries’ cash flows and capital resources are insufficient to fund our subsidiaries’ debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our subsidiaries’ indebtedness. Our ability to restructure or refinance our subsidiaries’ debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our subsidiaries’ debt could be at higher interest rates and may require us or our subsidiaries to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our subsidiaries’ outstanding indebtedness on a timely basis would likely result in a reduction of our subsidiaries’ credit rating, which could harm our or our subsidiaries’ ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our subsidiaries’ debt service and other obligations required under the respective agreements. The Encina Credit Facility and the Term Loan Agreement each restrict our subsidiaries’ ability to dispose of assets and use the proceeds from certain such dispositions. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any payments or fees then due. These alternative measures may not be successful and may not permit our subsidiaries to meet their obligations.
If we are unable to generate sufficient cash flow to service our subsidiaries’ debt or to fund our other liquidity needs, we may need to restructure or refinance all or a portion of our subsidiaries’ debt, which could cause our subsidiaries to default on their obligations and impair our liquidity. We cannot assure you that we will be able to refinance our subsidiaries’ indebtedness. Any refinancing of our subsidiaries’ indebtedness could be at higher interest rates and may require us or our subsidiaries to comply with more onerous covenants that could further restrict our business operations. We from time to time may increase the amount of our subsidiaries indebtedness, modify the terms of our subsidiaries’ financing arrangements, make capital expenditures and take other actions that may substantially increase our subsidiaries’ leverage.
Risks Relating to Third Parties
Our reliance on a limited base of suppliers for certain products, such as light ballasts, may result in disruptions to our business and adversely affect our financial results.
Although we continue to implement risk-mitigation strategies for single-source suppliers, we rely on a limited number of suppliers for certain of our light ballasts, used in manufacturing our lighting systems. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, or if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.
A significant interruption in the operation of our or our suppliers’ facilities could impact our capacity to produce products and service our customers, which could adversely affect revenues and earnings.
Operations at our and our suppliers’ facilities are subject to disruption for a variety of reasons, including fire, flooding or other natural disasters, disease outbreaks or pandemics, acts of war, terrorism, government shut-downs and work stoppages. A significant interruption in the operation of our or our suppliers’ facilities, especially for those products manufactured at a limited number of facilities, such as fertilizer and liquid products, could significantly impact our capacity to sell products and service our customers in a timely manner, which could have a material adverse effect on our customer relationships, revenues, earnings and financial position.
If our suppliers are unable to source raw materials in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products may be harmed.
The manufacture of some of our products is complex and requires precise high quality manufacturing that is difficult to achieve. We have in the past, and may in the future, experience difficulties in manufacturing our products on a timely basis and in sufficient quantities. These difficulties have primarily related to difficulties associated with ramping up production of newly introduced products and may result in increased delivery lead-times and increased costs of manufacturing these products. Our failure to achieve and maintain the required high manufacturing standards could result in further delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals, increased warranty costs or other problems that could harm our business and prospects.
In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require, which could harm our business and results of operations.
Disruptions in availability or increases in the prices of raw materials sourced by suppliers could adversely affect our results of operations.
We source many of our product components from outside of the United States. The general availability and price of those components can be affected by numerous forces beyond our control, including political instability, trade restrictions and other government regulations, duties and tariffs, price controls, changes in currency exchange rates and weather.
A significant disruption in the availability of any of our key product components could negatively impact our business. In addition, increases in the prices of key commodities and other raw materials could adversely affect our ability to manage our cost structure. Market conditions may limit our ability to raise selling prices to offset increases in our raw material costs. Our proprietary technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.
If our suppliers that currently, or in the future, sell directly to the retail market in which we conduct our current or future business, enhance these efforts and cease or decrease their sales through us, our ability to sell certain products could be harmed.
Our distribution and sales and marketing capabilities provide significant value to our suppliers. Distributed brand suppliers sell through us in order to access thousands of retail and commercial customers across the United States and Canada with short order lead times, no minimum order quantity on individual items, free or minimal freight expense and trade credit terms. Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market. If these suppliers were to cease working with us, or proceed to enhance their direct-to-customer efforts, our product offerings, reputation, operation and business could be materially adversely effected.
Risks Relating to the Cannabis Industry
We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry. It is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. Accordingly, the risks referred to below, to the extent they relate to our customers could impact us indirectly. In addition, if our business is deemed to transact with companies involved in the cannabis business, these risks could apply directly to us.

Our growth is highly dependent on the U.S. cannabis market. New California regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business.
The base of cannabis growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado, Michigan, Nevada, Oregon and Washington, with a large number of those growers depending on products similar to those we distribute. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.
Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the United States Controlled Substances Act of 1970 (the “CSA”). Notwithstanding laws in various states permitting certain cannabis activities, all cannabis activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.
We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry, however, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. We are not currently subject directly to any state laws or regulations controlling participants in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.
Legislation and regulations pertaining to the use and cultivation of cannabis are enacted on both the state and federal government level within the United States. As a result, the laws governing the cultivation and use of cannabis may be subject to change. Any new laws and regulations limiting the use or cultivation of cannabis and any enforcement actions by state and federal governments could indirectly reduce demand for our products, and may impact our current and planned future operations.
Individual state laws regarding the cultivation and possession of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes. Variations exist among those states’ cannabis laws. Evolving federal and state laws and regulations pertaining to the use or cultivation of cannabis, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of cannabis may indirectly and adversely affect our business, our revenues and our profits.
The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to Our Indebtedness.”

Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
We sell products, including hydroponic gardening products, through third party retailers and resellers. End users may purchase these products for use in new and emerging industries, including the growing of cannabis that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.
Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.
Scientific research related to the benefits of cannabis remains in its early stages, is subject to a number of important assumptions, and may prove to be inaccurate. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could materially impact the demand for our products for use in the cannabis industry.
The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the potential customers and end-users of our products who are engaged in the cannabis industry (collectively “Cannabis Industry Participants”).
Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.
We are subject to a number of risks, directly and indirectly through Cannabis Industry Participants, because cannabis is illegal under federal law.
Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.
Under the CSA, the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.
Other laws that directly impact the cannabis growers that are end users of certain of our products include:

•
Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.

•
Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Intellectual property and proprietary rights could be impaired as a result of cannabis business, and cannabis businesses could be named as a defendant in an action asserting a RICO violation.

•
Federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, cannabis businesses may not be able to seek the protection of the bankruptcy courts and this could materially affect their financial performance and/or their ability to obtain or maintain credit.

•
Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for cannabis businesses to operate. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law.

•
Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult to find, and more expensive.

The current Trump administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys’ offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. While current U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws (“NORML”) during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.
Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Our indirect involvement in the cannabis industry could affect the public’s perception of us and be detrimental to our reputation.
Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our retailers and resellers that transact with cannabis businesses might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views with regard to cannabis companies and their activities, whether true or not and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse impact on our business.
In addition, third parties with whom we may do business could perceive that they are exposed to reputational risk as a result of our retailers’ and resellers’ involvement with cannabis businesses. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of our business could have a material adverse effect on our business, financial condition and results of operations.
Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.
We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the U.S. PATRIOT Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network of the Treasury Department (“FinCEN”) issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. On June 29, 2020, FinCEN issued additional guidance for financial institutions conducting due diligence and filing suspicious activity reports in connection with hemp-related business customers. While these guidelines clarify that financial institutions are not required to file suspicious activity reports solely based on a customer’s hemp-related business operations, which must be operating lawfully under applicable state law and regulations, these requirements can still present challenges for certain end users of our products to establish and maintain banking connections, and restrictions on cannabis-related banking activities remain. In September 2019, the United States House of Representatives passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, but the Senate has not taken up the SAFE Banking Act or other similar legislation.
Cannabis Industry Participants are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.
We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry. Some of our products are sold to Cannabis Industry Participants and used in connection with cannabis businesses that are subject to federal and state controlled substance laws and regulations. Companies that transact directly or indirectly with cannabis businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Participants. Such risks include, but are not limited to, the following:
•
Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.

•
If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Participants are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to transact with retailers and resellers who sell products to cannabis businesses and/or our financial condition may be adversely impacted.

•
Controlled substance legislation differs between states and legislation in certain states may restrict or limit Cannabis Industry Participants from buying our products. Cannabis Industry Participants may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Participants to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the purchase of our products by such Cannabis Industry Participants.

•
The failure of our Cannabis Industry Participants to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the Encina Credit Facility and the Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to Our Indebtedness.”
Risks Relating to Other Regulations
Certain state and other regulations pertaining to the use of certain ingredients in growing media and plant nutrients could adversely impact us by restricting our ability to sell such products.
One of our leading product lines is growing media and nutrients products. This product line includes certain products, such as organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of our leading products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.
We are currently subject to, and may in the future become subject to additional, U.S., state and foreign laws and regulations imposing obligations on how we collect, store and process personal information. Our actual or perceived failure to comply with such obligations could harm our business.
We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.
Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the E.U. General Data Protection Regulation, or GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.
All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by government agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgements, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our reputation, businesses, financial position, results of operations and cash flows.
International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.
In addition, the use of certain pesticide products is regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The costs of compliance, noncompliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on our reputation, businesses, financial position, results of operations and cash flows.
Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.
As a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with us, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in countries in which we conduct our business. However, our employees or other agents may engage in conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Intellectual Property
Recent laws make it difficult to predict how patents will be issued or enforced in our industry.
Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may have a significant impact on our ability to protect our technology and enforce our intellectual property and proprietary rights. There have been numerous changes to the patent laws and to the rules of the United States Patent and Trademark Office (the “USPTO”), which may have a significant impact on our ability to protect our technology and enforce our intellectual property and proprietary rights. For example, the Leahy-Smith America Invents Act, which was signed into law in 2011, includes a transition from a “first-to-invent” system to a “first-to-file” system, and changes the way issued patents can be challenged. Certain changes, such as the institution of inter partes review and post-grant and derivation proceedings, came into effect in 2012. Substantive changes to patent law associated with the Leahy-Smith America Invents Act may affect our ability to obtain patents, and, if obtained, to enforce or defend them in litigation or inter partes review, or post-grant or derivation proceedings, all of which could harm our business.
We may not be able to adequately obtain, maintain, protect or enforce our intellectual property and other proprietary rights that are material to our business.
Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. If we are unable to obtain, maintain, protect and enforce our intellectual property and proprietary rights, including our information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.
The steps we take to obtain, maintain, protect and enforce our intellectual property and proprietary rights may be inadequate and despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, reverse engineer, access, obtain, use or copy the proprietary aspects of our technology, processes, products or services without our permission. In addition, we cannot guarantee that we have entered into confidentiality agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, our contractual arrangements may be breached or otherwise not effectively prevent disclosure of, or control access to, our intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. If we are unable to obtain, maintain, protect or enforce our intellectual property and proprietary rights, including our proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.
Litigation may be necessary to enforce our owned or in-licensed intellectual property rights and proprietary rights and protect our proprietary information against claims by third parties that our products or services infringe, misappropriate or otherwise violate their intellectual property rights or proprietary rights. Any litigation or claims brought by us could result in substantial costs and diversion of our resources and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. Our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights. Additionally, the mechanisms for enforcement of intellectual property and proprietary rights in foreign jurisdictions may be inadequate.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance or annuity fees on any issued patents are due to be paid to the USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process. While an inadvertent or unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would have a material adverse effect on our business. Additionally, patents have a limited lifespan. In the United States, even if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Even if patents covering our products or services are obtained, once the patent life has expired, we may be open to competition from competitive products or services. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
From time to time, we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain or we may lose certain licenses which may be difficult to replace, harming our competitive position.
We may need to obtain licenses to patents and other intellectual property and proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms (or at all) and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products, services and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors may have the freedom to market products identical to ours and we may be required to cease using or commercializing our products, services and technology covered by such patents.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our success depends upon our ability to develop, manufacture, market and sell our products, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property or proprietary rights with respect to our products and technology, including interference or derivation proceedings and various other post-grant proceedings before the USPTO and/or non-United States opposition proceedings. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. A successful claim of trademark, patent or other intellectual property or proprietary right infringement, misappropriation or other violation against us, or any other successful challenge to the use of our intellectual property and proprietary rights, could subject us to damages or prevent us from providing certain products or services, or using certain of our recognized brand names, which could have a material adverse effect on our business, financial condition and results of operations. As a result of any such infringement claims, or other intellectual property claims, regardless of merit, or to avoid potential claims, we may choose or be compelled to seek intellectual property licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties, minimum royalties and/or milestone payments and the rights granted to us could be nonexclusive, which would mean that our competitors may be able to obtain licenses to the same intellectual property. Ultimately, we could be prevented from commercializing a product and/or technology or be forced to cease some aspect of our business operations if, as a result of actual or threatened infringement or other intellectual property claims, we are unable to enter into licenses of the relevant intellectual property on acceptable terms. Further, if we attempt to modify a product and/or technology or to develop alternative methods or products in response to infringement or other intellectual property claims or to avoid potential claims, we could incur substantial costs, encounter delays in product introductions or interruptions in sales.
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Although we try to ensure that our employees do not use the intellectual property and proprietary rights, including proprietary information or know-how, of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property or proprietary rights, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning agreements with our employees, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property or proprietary rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our personnel from their normal responsibilities.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
If our owned or in-licensed trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We regard our owned and in-licensed trademarks, trade names and service marks as having significant value and as an important factor in the success of our business. The registered or unregistered trademarks, trade names and service marks that we own or in-license from third parties may be challenged, infringed, circumvented, declared generic or determined to be infringing on or dilutive of other marks. Additionally, at times, competitors may adopt trademarks, trade names or service marks similar to the ones we own or in-license, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark, trade name or service mark infringement claims brought against us or our licensors by owners of other trademarks, trade names and service marks. Over the long term, if we are unable to establish name recognition based on our owned and in-licensed trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may also license our trademarks, trade names and service marks out to third parties, such as our distributors. Though these license agreements may provide guidelines for how our trademarks, trade names and service marks may be used, a breach of these agreements or misuse of our trademarks, trade names and service marks by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our intellectual property and proprietary rights related to trademarks, trade names and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property and proprietary rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property and proprietary rights is uncertain because intellectual property and proprietary rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative.
•
Others may be able to construct products that are similar to our products but that are not covered by the claims of the patents that we own or have exclusively licensed;

•
We or our licensors or strategic collaborators, if any, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•
We or our licensors or strategic collaborators, if any, might not have been the first to file patent applications covering certain of our inventions;

•
Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property and proprietary rights;

•
It is possible that our current and future pending patent applications will not lead to issued patents;

•
It is possible that our current and future pending trademark or service mark applications will not lead to registrations;

•
We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;

•
Issued patents and other intellectual property and proprietary rights that we own or have exclusively licensed may not provide us with any competitive advantages, may not be sufficiently broad in scope or may be held invalid or unenforceable, as a result of legal challenges by third parties, including our competitors;

•
Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•
We may not develop additional proprietary technologies that are patentable; and

•
The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.
Risks Relating to Our Capital Stock
We may incur indebtedness or issue capital stock that ranks senior or equally to our common stock as to liquidation preference and other rights and which may dilute our stockholders’ ownership interest.
Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, our amended and restated certificate of incorporation (the “Certificate of Incorporation”) does not prohibit us from issuing any series of preferred stock that would rank senior or equally to our common stock as to dividend payments and liquidation preference. Our Certificate of Incorporation allows for our board of directors to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. We have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval. The issuances of any series of preferred stock could have the effect of reducing the amounts available to our holders of common stock in the event of our liquidation. In addition, if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. In addition, any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our common stock.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. Furthermore, we have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve. In addition, Certificate of Incorporation and amended and restated bylaws (the “Bylaws”) contain provisions that may make the acquisition of our company more difficult, including the following:
•
Our authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise;

•
our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter, except in certain circumstances;

•
a special meeting of our stockholders may only be called by the chairperson of our board of directors or a majority of our board of directors;

•
advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•
any amendments to our Certificate of Incorporation and Bylaws will require the approval of at least two-thirds of our then-outstanding voting power.

Delaware law contains anti-takeover provisions that could deter takeover attempts that could be beneficial to our stockholders.
Provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Section 203 of the Delaware General Corporation Law may make the acquisition of our company and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of our outstanding voting stock from acquiring us, without our the consent of our board of directors, for at least three years from the date they first hold 15% or more of the voting stock.
Various provisions of our lending agreements with Encina and Brightwood, in addition to our Certificate of Incorporation, amended and restated Bylaws and other corporate documents, could delay or prevent a change of control.
The Encina Credit Facility and the Term Loan Agreement each prohibit us from undergoing a change of control. Any takeover attempt could be delayed, or prevented, if an amendment or waiver is not provided by the respective lenders. See “— Risks Relating to Our Indebtedness” and “Description of Our Indebtedness.” Moreover, certain provisions of our Certificate of Incorporation and Bylaws and provisions of Delaware corporation law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our Certificate of Incorporation and Bylaws, among other things will regulate how stockholders may present proposals or nominate directors for election at stockholders’ meetings and authorize our board of directors to issue preferred stock in one or more series, without stockholder approval. See “Description of Capital Stock — Anti-Takeover Provisions.”
We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay dividends, if any, and we may never pay any dividends to the holders of our common stock and capital appreciation, if any, of our common stock may be your sole source of gain on your investment.
We have no direct operations and no significant assets other than the ownership of capital stock and equity interests of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, our ability to pay dividends is restricted by the terms of the Encina Credit Facility and the Term Loan Agreement and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is restricted by the terms of the Encina Credit Facility and the Term Loan Agreement and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities. Consequently, capital appreciation, if any, of our common stock may be your sole source of gain on your investment for the foreseeable future.
Our majority stockholders will control our company for the foreseeable future, including the outcome of matters requiring stockholder approval.
Our officers and directors and their affiliates collectively own approximately     % of our outstanding shares of common stock and will own            of our outstanding shares of common stock after the consummation of the offering contemplated hereby. Accordingly, if these stockholders were to choose to act together, they could have a significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or all or a significant percentage of our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.
We cannot assure you that the interests of our management and affiliated persons will coincide with the interests of the investors. So long as our management and affiliated persons collectively controls a significant portion of our common stock, these individuals and/or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions. Further, the Sponsors (as defined herein) have the right to nominate seven members to our board of directors. Therefore, you should not invest in reliance on your ability to have any control over our company. See “Principal Stockholders,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”
We have broad discretion in how we use our cash, cash equivalents and marketable securities and may not use these financial resources effectively, which could affect our results of operations and cause our stock price to decline.
Our management has considerable discretion in the application of our cash, cash equivalents and marketable securities. We intend to use the proceeds of this offering to repay existing indebtedness, for acquisitions, for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures. We intend to use approximately $30 million of the net proceeds from this offering to repay borrowings outstanding under the Term Loan Agreement which matures on May 12, 2022 and bears an interest rate of LIBOR plus 850 basis points and the Base Rate plus 750 basis points; provided, that at such time that the Total Net Leverage Ratio is less than 5.50:1.00, the interest rate shall be LIBOR plus 700 basis points or the Base Rate plus 600 basis points. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for these proceeds. We may use the cash, cash equivalents and marketable securities for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the financial resources from our securities offerings in a manner that does not produce income or that loses value.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We intend to allocate the net proceeds from this offering to our different areas of activity. Our management may not apply the net proceeds in ways that ultimately increase the value of your investment in our common stock. They will have broad discretion in the application of the use of proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.
Our common stock has no prior public market, and we cannot assure you that an active trading market will develop.
Prior to this offering, there has not been a public market for our common stock. We will apply to list our common stock on The Nasdaq Capital Market (the “NASDAQ”) and our application may not be approved or an active trading market in our common stock might not develop or continue. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined through negotiations with the representatives of the underwriters based upon an assessment of the valuation of our common stock and a book-building process. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares of our common stock at or above the initial offering price. In addition, if an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire other companies, products or technologies by using shares of our common stock as consideration.
Future sales of a substantial number of shares of our common stock may depress the price of our shares.
If any of our other stockholders sells or otherwise disposes of a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings, or other circumstances, the market price of shares of our common stock could decline significantly.
All the shares of our common stock sold in this offering will be freely tradable without restriction, except for shares of our common stock owned by any of our affiliates. Immediately after this offering, the public market for our common stock will include only the       million shares of our common stock that are being sold in this offering, or        million shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock from us in full.
Our directors, executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered into lock-up agreements in which they have agreed that they will not sell, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus (subject to certain exceptions) without the prior written consent of      . See “Shares Eligible for Future Sale.”
The trading price of our common stock may be volatile, and you could lose all or part of your investment.
The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:
•
price and volume fluctuations in the overall stock market from time to time;

•
volatility in the trading prices and trading volumes of stocks in our industry;

•
changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;

•
sales of shares of our common stock by us or our stockholders;

•
failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•
the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•
announcements by us or our competitors of new offerings or platform features;

•
the public’s reaction to our press releases, other public announcements and filings with the SEC;

•
rumors and market speculation involving us or other companies in our industry;

•
actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•
actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•
litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•
developments or disputes concerning our intellectual property or other intellectual property and proprietary rights;

•
announced or completed acquisitions of businesses, services or technologies by us or our competitors;

•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidelines, interpretations or principles;

•
any significant change in our management; and

•
general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these.
Our Certificate of Incorporation provides that the doctrine of ”corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our affiliates.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any director or stockholder who is not employed by us or our affiliates. Any director or stockholder who is not employed by us or our affiliates will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our affiliates.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.
Our security holders may be diluted by future issuances of securities by us.
In the future, we may issue our authorized but previously unissued equity securities, including additional shares of capital stock or securities convertible into or exchangeable for our capital stock. Such issuance of additional securities would dilute the ownership stake in us held by our existing stockholders and could adversely affect the value of our securities.
We may also issue additional shares of our common stock, warrants or other securities that are convertible into or exercisable for the purchase of shares of our common stock in connection with hiring and/or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock or other securities, for any reason including those stated above, may have a negative impact on the market price of our common stock. There can be no assurance that the issuance of any additional shares of common stock, warrants or other convertible securities may not be at a price (or exercise prices) below the price of the common stock offered hereby.
If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “will” or “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and statements about our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements.
We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” may cause our actual results, levels of activity, performance or events and circumstances to differ materially from any future results, levels of activity, performance or events and circumstances expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
•
general economic and financial conditions, specifically in the United States and Canada;

•
the adverse effects of public health epidemics, including the recent coronavirus outbreak, on our business, results of operations and financial condition;

•
federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the United States, and such laws and regulations in Canada;

•
the costs of being a public company;

•
our ability to keep pace with technological advances;

•
our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

•
the success of our marketing activities;

•
a disruption of breach of our information technology systems;

•
our current level of indebtedness;

•
our dependence on third parties;

•
the performance of third parties on which we depend;

•
the fluctuation in the prices of the products we distribute;

•
competitive industry pressures;

•
the consolidation of our industry;

•
compliance with environmental, health and safety laws;

•
our ability to obtain and maintain protection for our intellectual property and proprietary rights;

•
our ability to protect and defend against litigation, including claims related to intellectual property and proprietary rights;

•
product shortages and relationships with key suppliers;

•
our ability to attract key employees;

•
the volatility of the price of our common stock;

•
the marketability of our common stock; and

•
other risks and uncertainties, including those listed in “Risk Factors.”

Moreover, we operate in a highly competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $     million, based on an assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $     million based on an assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to repay existing indebtedness, for acquisitions, for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures, to establish a public market for our common stock and to facilitate our future access to the public capital markets. We intend to use approximately $30 million of the net proceeds from this offering to repay borrowings outstanding under the Term Loan Credit Agreement, among certain of our subsidiaries, Brightwood Loan Services, LLC and the other lenders party thereto, which matures on May 12, 2022 and bears an interest rate of LIBOR plus 850 basis points and the Base Rate (as defined therein) plus 750 basis points; provided, that at such time that the Total Net Leverage Ratio (as defined therein) is less than 5.50:1.00, the interest rate shall be LIBOR plus 700 basis points or the Base Rate plus 600 basis points. After this offering, we also plan to refinance the balance of our borrowings outstanding under the Encina Credit Facility.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concurrent $1.00 increase in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase the net proceeds to us from this offering by approximately $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would decrease the net proceeds to us from this offering by approximately $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY
We have no direct operations and no significant assets other than ownership of capital stock and equity interests of our subsidiaries. Because we conduct its operations through our subsidiaries, we depend on our subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations.
We have never declared nor paid any cash dividends to stockholders. Except as described herein, we currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is currently restricted by the terms of the Encina Credit Facility and the Term Loan Agreement and, in addition, future debt or other financings, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2019 as follows:
•
on an actual basis;

•
on a pro forma basis, as adjusted for the conversion of our Series A Preferred Stock; and

•
on a pro forma as adjusted basis giving further effect to the sale by us of  shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the notes thereto, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.
	As of December 31, 2019
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except for share and per share data)
Cash, cash equivalents and restricted cash	$32,857
Long term debt including current portion:
Term loan	$83,598
Revolving credit facility	23,072
Other	1,262
	107,932
Convertible preferred stock, $0.0001 par value: 50,000,000 shares authorized, 7,007,429 shares issued and outstanding, actual; pro forma and proforma as adjusted: no shares issued and outstanding	21,802
Stockholders’ equity
Common stock, $0.0001 par value: 350,000,000 shares authorized, 69,745,562 shares issued and outstanding, actual; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	7
Additional paid-in capital	156,174
Accumulated other comprehensive loss	(144)
Accumulated deficit	(146,659)
Total stockholders’ equity	9,378
Total capitalization	$139,112

(1)
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in the Preferred Stock Offering between December 2019 and February 2020, 7,725,045 shares of our Series A Preferred Stock. We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes in September and October 2019 which converted into shares of our Series A Preferred Stock) in connection with the Preferred Stock Offering, before deducting fees and related offering expenses.

(2)
Each $1.00 increase or decrease in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $          , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of December 31, 2019 would be $          , $          , $          , $           and           , respectively.
The number of shares of our common stock outstanding after this offering is based on            shares of common stock outstanding as of June 30, 2020, including            shares of common stock issuance upon conversion of the Series A Preferred Stock, which occurs automatically upon consummation of this offering, assuming a public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and excludes:
•
13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $4.78 per share;

•
2,712,183 shares of common stock underlying options to purchase our common stock at a weighted average exercise price of $2.50 per share;

•
7,493,346 shares of common stock underlying restricted stock awards which have not yet vested;

•
1,990,807 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan and 2019 Equity Incentive Plan; and

•
no exercise by the underwriters of their option to purchase up to an additional        shares of our common stock from us.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.
As of December 31, 2019, our historical net tangible book value was $9.4 million, or $0.13 per share of common stock, based on 69,745,562 shares of our common stock outstanding. Our historical net tangible book deficit per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.
As of December 31, 2019, our pro forma net tangible book value was $       million, or $      , as adjusted for the conversion of our Series A Preferred Stock.
After giving further effect to the sale of             shares of common stock in this offering at the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019, would have been approximately $     million, or approximately $     per share. This amount represents an immediate increase in pro forma net tangible book value of  $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $     per share to new investors purchasing shares of common stock in this offering and the concurrent private placement.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):
Assumed initial public offering price per share		$
Historical net tangible book per share as of December 31, 2019	$0.13
Increase per share attributable to the pro forma adjustments after giving effect to the Preferred Stock Offering
Pro forma net tangible book value per share as of December 31, 2019
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering and as adjusted for the Preferred Stock Offering
Dilution per share to new investors participating in this offering		$
The dilution information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share would increase (decrease) our pro forma as adjusted net tangible book value by $     per share and the dilution to new investors by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by $     per share and decrease the dilution to new investors by $     per share, assuming the assumed initial public offering price of  $     per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each decrease of 1.0 million shares offered by us would decrease the pro forma as adjusted net tangible book value by $     per share and increase the dilution to new investors by $     per share, assuming the assumed initial public offering price of  $     per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase      additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $     per share, the increase in pro forma net tangible book value per share to existing stockholders would be $     per share and the dilution per share to new investors would be $     per share, in each case assuming an initial public offering price of  $     per share.
The following table summarizes as of December 31, 2019, on the pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders (assuming an initial public offering price of  $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and by investors participating in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus).
	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors
Total		100%	$	100%
The table above assumes no exercise of the underwriters’ option to purchase            additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering and the concurrent private placement, and the number of shares of common stock held by new investors participating in the offering would be increased to     % of the total number of shares of our common stock outstanding after this offering and the concurrent private placement.
The foregoing tables and calculations (other than historical net tangible book value calculation) are based on         shares of common stock outstanding as of December 31, 2019, including          shares of common stock issuance upon conversion of the Series A Preferred Stock, which occurs automatically upon consummation of this offering, assuming a public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and excludes 13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at weighted average exercise price of  $4.78 per share.
To the extent that any options are exercised or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our selected consolidated financial and other data for the years ended December 31, 2019 and 2018 and is derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto that are included elsewhere in this prospectus.
	2019	2018
	(In thousands, except per share amounts)
Income statement data for year ended:
Net sales	$235,111	$211,813
Gross profit	27,086	24,070
Selling, general and administrative	43,784	42,229
Impairment, restructuring and other(a)	10,035	7,169
Loss from operations	(26,733)	(25,328)
Interest expense	(13,467)	(11,606)
Net loss attributable to Hydrofarm Holdings Group, Inc.	(40,083)	(32,892)
Basic and diluted net loss per share(b)	(0.57)	(0.69)
Balance sheet data as of end of period:
Cash(c)	$32,857	$27,923
Working capital(d)	40,547	56,728
Total assets(e)	185,651	174,411
Long-term debt(f)	107,932	100,520
Total liabilities	154,471	126,867
Convertible preferred stock(g)	21,802	—
Stockholders’ equity	9,378	47,544
Cash flows provided by (used in):
Net cash (used in) provided by operating activities	$(13,302)	$4,437
Net cash used in investing activities	(3,818)	(3,312)
Net cash provided by financing activities	19,900	25,516
Net increase in cash, cash equivalents and restricted cash	4,934	25,717
Other data:
Adjusted EBITDA(h)	$(10,174)	$(7,249)
Adjusted EBITDA as a percent of net sales(h)	-4.3%	-3.4%
Gross profit as a percent of net sales	11.5%	11.4%
Capital expenditures(i)	(768)	(1,343)
Federal net operating loss carryforwards	58,000	35,000

(a)
Impairment, restructuring and other expenses primarily relate to impairment on intangible assets; professional fees related to consultation, due diligence and assistance to research various capitalization strategies related to alternative debt and equity refinancing structures; severance costs; and, costs to early terminate several leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impairment, restructuring and other.”

(b)
Basic and diluted net loss per share for 2018 assumes the non-controlling interest converted to a controlling interest at issuance and, accordingly, its share of the net loss and the shares into which it converted are included in the calculations; see Note 4, “Basis of preparation and significant accounting policies” in the notes to our consolidated financial statements for additional information.

(c)
Cash includes cash equivalents and restricted cash.

(d)
Working capital represents current assets less current liabilities.

(e)
Total assets and total liabilities for 2019 include operating lease right-of-use assets and lease liabilities, respectively, upon the adoption of FASB ASC 842, Leases.

(f)
Long-term debt presents current and long-term portions of interest bearing debt, net of issuance costs.

(g)
Reflects the issuance of Series A Preferred Stock. See “Prospectus Summary — Recent Transactions — Preferred Stock Offering” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(h)
See “Summary Consolidated Financial and Other Data — Non-GAAP financial measures” for information regarding our use of adjusted EBITDA and its reconciliation to net loss attributable to Hydrofarm Holdings Group, Inc. and adjusted EBITDA as a percent of sales.

(i)
Capital expenditures relate to purchases of property, equipment and computer software.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited and unaudited consolidated financial statements and the notes contained elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Company Overview
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the twelve months ended June 30, 2020, we had net sales of $271 million; from 2005 to 2019, we generated a net sales compound annual growth rate (“CAGR”) of approximately 16%.
Hydroponics is the farming of plants using artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity and color, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the United States and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
Recent Developments
Effects of Coronavirus on Our Business
The World Health Organization recognized COVID-19 as a public health emergency of international concern on January 30, 2020 and as a global pandemic on March 11, 2020. Public health responses have included national pandemic preparedness and response plans, travel restrictions, quarantines, curfews, event postponements and cancellations and closures of facilities including local schools and businesses. The global pandemic and actions taken to contain COVID-19 have adversely affected the global economy and financial markets.
In response to the COVID-19 pandemic, we implemented business continuity plans designed to address the impact of the COVID-19 pandemic on our business. For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations. While we are not currently experiencing material adverse impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and distribution systems, and the other risks and uncertainties associated with the COVID-19 pandemic, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. We continue to closely monitor the COVID-19 situation. In March 2020, the majority of the employees at our headquarters transitioned to working remotely.
Our business has remained resilient during COVID-19. As of June 30, 2020, our manufacturing and distribution operations are viewed as essential services and continue to operate. Our key suppliers, retailers and resellers have been designated as essential services and remain open at this time, however, in certain places they are operating under reduced hours and capacity limitations. The majority of U.S. and Canadian cannabis businesses have been designated as essential by U.S. State and Canadian government authorities. Any difficulties experienced by our suppliers have not yet impacted our ability to deliver products to our customers and we do not significantly depend on any one supplier; however, if this continues, it may negatively affect our inventory and delay the delivery of merchandise to our customers, which in turn will adversely affect our revenues and results of operations.
The extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time. Depending on the length and severity of COVID-19, we may experience an increase or decrease in customer orders driven by volatility in consumer shopping and consumption behavior.
Recent Transactions
PPP Loan
On April 7, 2020, we entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3.3 million payable to JP Morgan Chase, N.A. (the “PPP Lender”) evidencing a PPP loan from the SBA (the “PPP Loan”). The PPP Loan will bear interest at a rate of 1% per annum. No payments will be due on the PPP Loan during a six-month deferral period commencing on April 7, 2020. Commencing one month after the expiration of the deferral period, and continuing on the same day of each month thereafter until the maturity date of the PPP Loan, we are obligated to make monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the PPP Loan by the maturity date. The maturity date is April 7, 2022. The PPP Loan contains customary borrower default provisions and lender remedies, including the right of the PPP Lender to require immediate repayment in full the outstanding principal balance of the PPP Loan with accrued interest. The principal amount of the PPP Loan is subject to forgiveness under the PPP upon our request to the extent that PPP Loan proceeds are used to pay expenses permitted by the PPP, including payroll, rent, and utilities. The PPP Lender may forgive interest accrued on any principal forgiven if the SBA pays the interest. There can be no assurance that any part of the PPP Loan will be forgiven, however, we are evaluating the option to repay the PPP loan in advance of the consummation of the offering contemplated hereby.
Preferred Stock Offering
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at an offering price of $3.50 (the “Preferred Stock Offering”). We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes issued in September and October 2019 which converted into shares of our Series A Preferred Stock) in connection with the Preferred Stock Offering, before deducting fees and related offering expenses. Upon the consummation of the offering contemplated hereby, the Series A Preferred Stock will automatically convert into shares of our common stock. The terms of the Series A Preferred Stock are more fully described under “Description of Capital Stock” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.
Encina Refinancing
In July 2019, Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Encina Obligors”) replaced the BofA Credit Facility with the Encina Credit Facility through a certain Loan and

Security Agreement whereby the Encina Obligors obtained a revolving asset-based loan commitment in the maximum amount of $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian Borrowers and a swingline facility of up to $2 million), subject to applicable borrowing base availability. The amount of the Encina Credit Facility is limited to the borrowing base (primarily calculated based on eligible accounts receivable and inventory), subject to certain reserves and limitations. The Encina Credit Facility is due on the earlier of July 2022 and 90 days prior to the scheduled maturity date of the Term Loan Agreement. Interest, due monthly, is charged at LIBOR or a base rate plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings, as defined. Interest, fees and other monetary obligations owing under the Encina Credit Facility may, in the lender’s discretion, be added to principal. The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets and requires compliance with various restrictive covenants and financial ratios.
The Encina Credit Facility was amended pursuant the First and Second Amendments in the fall of 2019 which changed the computation of the line limitation but did not change the maximum amount of the credit facility of $45 million. The other change was a requirement that Hydrofarm Holdings Group Inc., the ultimate parent of the Encina Obligors, make a capital infusion to the Encina Obligors of $300,000 for working capital. In April 2020, a third amendment to the Encina Credit Facility replaced the existing “fixed charge coverage ratio/minimum excess availability” financial covenant with an amended “availability block,” and increased the “inventory sublimit,” each as more fully described in the amendment. In May 2020, the Encina Credit Facility was amended pursuant to the Fourth and Fifth Amendments in order to provide for (i) permitted indebtedness related to the PPP Loan, and (ii) increase permitted Capital Expenditures (as defined therein) during any fiscal year to $750,000.
The Encina Credit Facility is more fully described in Note 12, Debt under Revolving asset-back credit facilities in the notes to our consolidated financial statements.
Components of Results of Operations
Net sales
We generate net sales from the distribution and manufacturing of hydroponic equipment and supplies to our customers. The hydroponic equipment and supplies that we sell include consumable products, such as growing media, nutrients and supplies that require regular replenishment and durable products, such as lighting and hydroponic equipment. Our scale allows us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We do not sell directly to farmers but rather our customer base consists of specialty hydroponic retailers, garden centers, eCommerce and greenhouse suppliers.
We periodically offer sales incentives to our customers, including early pay discounts, volume-based rebates, temporary price reductions, advertising credits and other trade activities. Net sales reflect our gross sales less sales incentives which are estimated and recorded at the time of sale plus amounts billed to customers for shipping and handling costs. We anticipate that sales incentives could impact our net sales and that changes in such promotional activities could impact period-over-period results.
Cost of goods sold
Cost of goods sold consists primarily of material costs, inbound and outbound freight, direct labor costs primarily for production and warehouse personnel and depreciation and amortization of warehouse improvements and equipment. We expect our cost of goods sold to increase in absolute dollars in conjunction with our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue as a result of the scaling of our business including a higher proportion of the amount of proprietary and exclusive branded products that we sell.
Selling, General and Administrative
Selling, general and administrative expenses consists primarily of marketing and advertising, stock-based compensation, depreciation and amortization of all other assets and other selling, general and administrative costs, including but not limited to salaries, benefits, bonuses and professional fees. We expect selling, general and administrative expenses to increase in absolute dollar terms as we scale our operations to meet increased demand for our products and operate as a public company with increased costs associated with insurance, finance, legal and accounting functions; however, we also expect that the significant increase in our scale will result in selling, general and administrative expenses as a percentage of net sales decreasing over time.
Results of Operations
The following table sets forth our consolidated statements of operations for the years ended December 31, 2019 and 2018, including amounts and percentages of net sales for each year and the year-to-year change in dollars and percent (amounts in thousands):
	2019		2018		Year to year change
Net sales	$235,111	100.0%	$211,813	100.0%	$23,298	11.0%
Cost of goods sold	208,025	88.5%	187,743	88.6%	20,282	10.8%
Gross profit	27,086	11.5%	24,070	11.4%	3,016	12.5%
Operating expenses:
Selling, general and administrative	43,784	18.6%	42,229	19.9%	1,555	3.7%
Impairment, restructuring and other	10,035	4.3%	7,169	3.4%	2,866	40.0%
Loss from operations	(26,733)	-11.4%	(25,328)	-12.0%	(1,405)	5.5%
Interest expense	(13,467)	-5.7%	(11,606)	-5.5%	(1,861)	16.0%
Loss on debt extinguishment	(679)	-0.3%	—	0.0%	(679)
Other income, net	105	0.0%	995	0.5%	(890)	-89.4%
Loss before tax	(40,774)	-17.3%	(35,939)	-17.0%	(4,835)	13.5%
Income tax benefit	691	0.3%	397	0.2%	294	74.1%
Net loss	(40,083)	-17.0%	(35,542)	-16.8%	(4,541)	12.8%
Net loss attributable to non-controlling interest	—		(2,650)
Net loss attributable to Hydrofarm Holdings Group, Inc.	$(40,083)		$(32,892)
Comparison of Years Ended December 31, 2019 and 2018
Net sales
Net sales for the year ended December 31, 2019 increased $23.3 million or 11.0% compared to the prior year. The increase was primarily due to an increase in the volume sold during the period. For the year ended December 31, 2019, we realized an approximate 15% increase in U.S. volume sold, offset by a decrease of volume sold in non-U.S. markets. Our sales in certain non-U.S. markets were impacted by IT system challenges experienced during the integration of our Canadian businesses, an issue we do not expect to continue in 2020. The increase in U.S. volume sold was primarily related to (i) higher demand from the end-markets across numerous U.S. states, including but not limited to Oklahoma, Michigan and California and (ii) higher demand for our proprietary and preferred branded products which grew at a faster pace than our distributed brands for the year ended December 31, 2019.
Gross profit
Gross profit for the year ended December 31, 2019 increased $3.0 million or 12.5% compared to the prior year. The increase in gross profit was primarily related to (i) the aforementioned increase in net sales and (ii) a small increase in gross profit margin percentage associated with a more favorable mix of proprietary and exclusive branded products as compared to the prior year. This increase was partially offset by the year-over-year decrease in net sales (as noted above) and gross profit experienced in non-U.S. markets.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2019 increased $1.6 million or 3.7% compared to the prior year. The increase was primarily due to (i) higher salary and benefits expenses related to increased staff levels, (ii) an increase in marketing and advertising expense, and (iii) higher bad debt expenses primarily attributable to the aforementioned higher sales volume in 2019.
Impairment, restructuring and other
Certain expenses of $10.0 million for 2019 and $7.2 million for 2018 primarily related to recognition of impairment on intangible assets, several restructuring and recapitalization events, and fees for various statutory filings. The impairment in 2019 related to the impairment of our intangible asset for customer relationships; in 2018, the impairment was for goodwill. Restructuring and recapitalization events refer to our debt refinancing in 2019 and 2018; our Preferred Stock Offering in 2019; the recapitalization and reverse merger in 2018; and, other similar activities related to our capitalization. In 2018, we filed a registration statement which was delayed and the third party costs were expensed. See Note 19, “Impairment, restructuring and other” in to our consolidated financial statements and notes thereto for additional information.
Interest expense
Interest expense was $13.5 million for the year ended December 31, 2019 compared to $11.6 million for the prior year, reflecting an increase of $1.9 million or 16.0%.
The increase in interest expense was due in part to an increase in the effective interest rate on the Term Loan Agreement to 13.02% for the year ended December 31, 2019 from 12.13% for the prior year. Additionally, interest payments for the years ended December 31, 2019 and 2018 of $7.1 million and $6.8 million, respectively, were deferred and added to principal which resulted in additional interest on the increase in the principal balance.
Similarly, the effective interest rate on the revolving credit facilities increased to 9.76% for the year ended December 31, 2019 compared to 5.00% to 5.06% for the prior year as we transitioned from the BofA Credit Facility in July 2019 to the Encina Credit Facility.
Income tax benefit
Income tax benefit was $691,000 or 1.7% of loss before tax for the year ended December 31, 2019 compared to $397,000 or 1.1% for the prior year. The net income tax benefit is comprised of two amounts: a current tax expense of $27,000 and $502,000 for 2019 and 2018, respectively; and, a deferred income tax benefit of $718,000 and $899,000 for 2019 and 2018, respectively. The current portion of the provision (tax expense) generally reflects minimum U.S. state and Canadian provincial taxes applied to a measure of gross receipts rather than to taxable income. The deferred income tax benefit in each year was primarily generated from the tax consequence of the impairment write-offs; these income tax benefits are not expected to recur.
Net loss attributable to non-controlling interest
In May 2017, Hydrofarm Investment Corp. (“HIC”), acquired, through its wholly-owned subsidiary, Hydrofarm Holdings, LLC, all of the capital stock of Hydrofarm, Inc., in a transaction referred to as the “Formation Transaction.” Concurrently with the acquisition by HIC, Hydrofarm, Inc. converted from an S-Corp to a limited liability company and was renamed Hydrofarm, LLC. At the time of the Formation Transaction in May 2017, an investor in Hydrofarm, LLC retained a 12.5% interest in Hydrofarm Holdings, LLC which was presented as a non-controlling interest and allocated a portion of our losses until it was exchanged for shares in our parent and reclassified to controlling interest. See Note 1, “Description of the Business under Formation Transaction and Recapitalization and reverse merger in 2018” in the notes to our consolidated financial statements for additional information.
Liquidity and Capital Resources
Our liquidity and capital resources were not materially impacted by the COVID-19 pandemic and the governmental responses to address the COVID-19 pandemic and the related economic impact during the six months ended June 30, 2020. For further discussion regarding the future potential impacts of COVID-19 and the related economic impacts on our liquidity and capital resources, see “Risk Factors — Risks Relating to Our Business — The effects of the COVID-19 pandemic are unpredictable and may materially affect our customers and how we operate our business, and the duration and extent to which the pandemic continues (including any re-emergence of COVID-19) to threaten our future results of operations and overall financial performance remains uncertain.”
We believe that our existing cash on hand and additional cash generated from operations will provide us with sufficient liquidity to meet our operating needs for the next 12 months. As of December 31, 2019, we had a cash balance of $32.9 million, including restricted cash of $10.0 million, and available borrowings under the Encina Credit Facility of $2.3 million. Our cash position was significantly improved when we issued 7,007,429 shares of Series A Preferred Stock in December 2019 with a par value of $24.5 million in return for cash, net of offering costs and receivables of $21.7 million which includes proceeds from the issuance of debt which eventually converted into the Series A Preferred Stock.
For the year ended December 31, 2019, we had negative cash flow from operations of $13.3 million, and generated a net loss of $40.1 million. We have had net losses since our Formation Transaction in 2017 and had an accumulated deficit of approximately $146.7 million as of December 31, 2019.
From our inception in May 2017 through 2019, our operations have been financed primarily from the sales of our capital stock, warrants and borrowings under our BofA Credit Facility, Encina Credit Facility and Term Loan Agreement.
Cash Flows from Operating, Investing, and Financing Activities
The following table summarizes our cash flows for the years ended December 31, 2019 and 2018 (amounts in thousands):
	2019	2018
Net cash (used in) provided by operating activities	$(13,302)	$4,437
Net cash used in investing activities	(3,818)	(3,312)
Net cash provided by financing activities	19,900	25,516
Effect of exchange rate changes on cash and cash equivalents	2,154	(924)
Net increase in cash, cash equivalents and restricted cash	4,934	25,717
Cash, cash equivalents and restricted cash at beginning of year	27,923	2,206
Cash, cash equivalents and restricted cash at end of year	$32,857	$27,923
Operating Activities
Net cash used in operating activities was $13.3 million for the year ended December 31, 2019. This consisted of $26.2 million in non-cash addbacks, which were largely composed of non-cash expenses, to reconcile net loss of $40.1 million to net cash, plus $581,000 in net changes in working capital. This minor change in working capital compared to the 11% increase in net sales reflects better operational controls in 2019 over the collection of receivables and levels of inventory which reduced the need for additional working capital.
Net cash provided by operating activities was $4.4 million for the year ended December 31, 2018. The increase in cash used in operating activities for the year ended December 31, 2019 compared to the prior year was mostly due to the $22.04 million net drawdown of 2017 inventory (inventory purchased and carried in ending inventory at December 31, 2017 and sold in 2018) by the year ended December 31, 2018 as inventory overstock issues from the industry down-turn in late 2017 which continued into 2018 were addressed and rebalanced.
In anticipation of growth after the year ended December 31, 2019, we expect our working capital needs will increase compared to 2019.
Investing Activities
Net cash used in investing activities was $3.8 million for the year ended December 31, 2019 and $3.3 million for the year ended December 31, 2018. In 2019, the cash was primarily for a $2.9 million advance on an interest bearing note receivable to a third party secured by equipment; in 2018, cash was used for a similar advance of $2 million to another third party.
As of December 31, 2019, the borrower of the note originated in 2019 was in default and we are currently pursuing remedies for recovery of the investment which include renegotiating the terms for repayment, and ultimately if necessary, recovery of the equipment serving as collateral which is expected to be sufficient to settle the basis of the loan.
We have no material commitments for capital expenditures.
Financing Activities
Net cash provided by financing activities was $19.9 million for the year ended December 31, 2019 consisting primarily of proceeds from the Preferred Stock Offering net of offering costs of $21.7 million which includes proceeds from debt eventually converted into the preferred stock. The offering improved our capital and liquidity. The other significant activity was replacement of the BofA Credit Facility with the Encina Credit Facility.
Net cash provided by financing activities was $25.5 million for the year ended December 31, 2018 primarily consisting of $52.6 million less offering costs of $4.5 million from our offering and concurrent offering of common stock to investors, and a net of $4 million from a related party. The offering improved our capital and liquidity. Our sources of cash provided by financing activities were offset by a $27.4 million net payment on our revolving credit facility.
Credit Facilities
Revolving Credit Facilities
We had utilized a credit facility with Bank of America, N.A. since our formation in May 2017 until July 2019, when our subsidiary, Hydrofarm Holdings LLC and the Encina Obligors, replaced the BofA Credit Facility with the Encina Credit Facility in the maximum amount of $45 million. The amount of the Encina Credit Facility is limited to the borrowing base, primarily calculated based on eligible accounts receivable and inventory, subject to certain reserves and limitations. The Encina Credit Facility is due on the earlier of July 11, 2022 and 90 days prior to the scheduled maturity date of the Term Loan Agreement. As of December 31, 2019, approximately $2.3 million was available under the Encina Credit Facility.
Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings as defined. Interest, fees and other monetary obligations owing under the Encina Credit Facility may, in the lender’s discretion, be added to principal.
The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets and requires various restrictive covenants and financial ratios. It also provides for protective advances, overdrafts, early payment/termination premium, events of default and remedies available, limitations on new indebtedness and on dividends to the parent, negative covenants, representations, warranties, limitation of liabilities and indemnities. Additionally, the agreement requires the Encina Obligors to be in compliance with the financial and qualitative covenants of all other existing debt. The Encina Credit Facility provides for several financial covenants, including a minimum excess availability unless the fixed charge coverage ratio is greater than a specified benchmark, as defined and limits on capital expenditures.
Term Loan with Brightwood
Since our formation in May 2017, we, through Hydrofarm Holdings LLC and its subsidiaries, have utilized a Term Loan Agreement with Brightwood Loan Services LLC. The balance of such loan as of December 31, 2019 was $85.1 million (excluding unamortized origination costs). The Term Loan Agreement matures on May 12, 2022, and provides for interest at LIBOR plus a margin of 850 basis points. Principal payments at an annual basis of 2.5% of the original loan amount are due quarterly. The Term Loan Agreement is secured by substantially all non-working capital assets and a second lien on working capital assets of the Subsidiary Obligors, and provides for several financial covenants.
Restriction on the ability to pay dividends
Under the Encina Credit Facility and Term Loan Agreement, substantially all consolidated net assets of the Subsidiary Obligors or Encina Obligors are subject to limitations regarding the payment of dividends to any direct or indirect parent. For further information, see “Description of Indebtedness.”
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as variable interest entities, structured finance or special purpose entities.
Contractual Obligations
Contractual obligations as of December 31, 2019 consist of the following (amounts in thousands):
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$22,528	$3,950	$7,219	$3,201	$8,158
Finance lease obligations (including interest)	894	484	403	7
Principal payments on long term debt	109,438	34,396	75,011	31
Interest payments on long term debt	12,524	3,955	8,565	4
Minimum purchase commitments	17,500	2,500	6,500	8,500
Total contractual obligations	$162,884	$45,285	$97,698	$11,743	$8,158
Principal payments on long-term debt include payments on the Encina Credit Facility and exclude unamortized origination costs. The expected cash payments for interest on our long-term debt is based on the amounts outstanding as of the end of each period and the interest rates applicable on such debt as of December 31, 2019. Minimum inventory purchase commitments are required under one of our agreements with a supplier.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of economic losses due to adverse changes in financial market prices and rates. Our primary market risk has been interest rate, foreign currency and inflation risk. We do not have material exposure to commodity risk.
Interest Rate Risk
We currently have no material exposure to interest rate risk from investments. In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the U.S. government and its agencies and in high quality corporate bonds and commercial paper. Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.
Our operating results are subject to risk from interest rate fluctuations on our credit facilities which carry variable interest rates. As of December 31, 2019, we had an outstanding balance under the Term Loan Agreement of $85.1 million (excluding unamortized origination costs) with interest at LIBOR plus a margin of 850 basis points, and an outstanding balance under the Encina Credit Facility of approximately $23.9 million (excluding unamortized origination costs) with interest charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A 10% change in LIBOR during 2019 would result in a change to annual interest expense of $300,000.

Foreign Currency Risk
The functional currency of our Eddi’s and Sunblaster operations is the Canadian dollar (“CAD”) and the functional currency for Eltac is the Euro. For the purposes of presenting these consolidated financial statements, the assets and liabilities of subsidiaries with CAD or Euro functional currencies are translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average rate prevailing during the period with exchange differences impacting other comprehensive income (loss) in equity. Currently a portion of our inventory purchases for Eddi’s and Sunblaster is in USD. However, Eddi’s sales will primarily be in CAD while Sunblaster sales will be in both USD and CAD. Additionally, Eddi’s and Sunblaster settle their operating expenses in CAD. Therefore, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, principally the CAD.
However, we believe that the exposure to foreign currency fluctuation from product sales and operating expenses is not significant at this time as the related product sales and costs do not constitute a significant portion of our total net sales and expenses. As we grow and expand the geographic reach of our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.
Impact of Inflation
Our results of operations and financial condition are presented based on historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. However, we cannot provide assurances that our results of operations and financial condition will not be materially impacted by inflation in the future.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and business valuations. Actual amounts could differ from those estimated at the time the Consolidated Financial Statements are prepared.
Our significant accounting policies are described in Note 4 to our consolidated financial statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our critical accounting estimates include the following:
Revenue recognition, volume rebates and provision for doubtful accounts
All of our revenue is derived from the sale of inventory and we recognize revenue as control of promised goods or services is transferred to customers. Arrangements have a single performance obligation and revenue is reported net of variable consideration which includes applicable volume rebates, cash discounts and sales returns and allowances. Variable consideration is estimated and recorded at the time of sale. The recognition of variable consideration requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.
Provisions for uncollectible receivables due from customers are established based on management’s judgment as to the ultimate collectability of these balances and are recorded net of the receivable. The allowance is based on a combination of factors including the age of the account, the credit worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions.
Inventories
Inventories are primarily comprised of finished goods and are recorded at the lower of cost or net realizable value determined by the first-in, first-out method of accounting. Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price we expect to realize by selling the inventory and our contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are subjective in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold. The adequacy of our adjustments could be materially affected by changes in the supply and demand for our products.
Long-lived tangible and finite-lived intangible assets including right-of-use assets
Long-lived tangible assets, primarily property and equipment, are stated at cost; right-of-use assets are recorded under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. Depreciation is provided on the straight-line method and based on the estimated useful economic lives of the assets. Intangible assets with finite lives, and therefore subject to amortization, include customer relationships, the enterprise resource software and certain tradenames. These intangible assets are being amortized over their estimated useful economic lives typically ranging from 3 to 18 years.
We qualitatively assess potential indicators of impairment, referred to informally as Step 0, of our long-lived tangible and finite-lived intangible assets whenever events or changes in circumstances indicate that the asset or asset group’s carrying value may not be recoverable. An asset group is defined as the lowest level for which identifiable cash flows can be associated with groups of assets and related liabilities. If indicators are present, we follow a quantitative two-step process when testing for impairment. In Step 1, we perform a recoverability test by analyzing whether the carrying amount of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from their use over their expected life and eventual disposition. If the sum of the future undiscounted cash flows is greater than the carrying amount, the test is passed and no further work is performed. If the carrying amount is greater than the sum of the future undiscounted cash flows, the recovery test is deemed to have failed, and Step 2 is performed. In Step 2, the fair values of the long-lived tangible and definite-lived intangible assets are determined, and an impairment charge is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value.
We use assumptions for revenue and expenses such as forecasted growth rates, margin estimates, historical cost ratios, capital additions and working capital needs, which are consistent with internal projections and operating plans. The forecast period is estimated using the remaining useful lives of primary assets in the group which involves judgement about assets to be included in the group subject to the test and to economic and technological obsolesce impacting the term. These and other assumptions are impacted by economic conditions and expectations of management and materially different assumptions in the future regarding the performance of the businesses could impact the useful lives of assets or estimate of future undiscounted cash flows.
Goodwill and indefinite-lived intangible assets
Goodwill and indefinite-life intangible assets are not amortized, but are tested at least annually for impairment and whenever events or changes in circumstances indicate that impairment may have occurred (same as Step 0 discussed above). Impairment testing for goodwill is performed separately from, and after, impairment testing of indefinite-life intangible assets.

When indicators of impairment are present, indefinite-lived intangible assets are tested for impairment by comparing their book values to the estimated fair value. Our estimate of fair value for indefinite-life intangible assets is usually based on a form of the income approach which relies on inputs including projected revenues from our forecasting process, an assumed royalty rate, and a discount rate. Assumptions used in our impairment evaluations, such as forecasted growth rates and discount rates, are consistent with internal projections and operating plans. Materially different assumptions regarding future performance of our businesses or a different weighted-average cost of capital could result in impairment losses or additional amortization expense.
Testing for goodwill impairment is performed at the reporting unit level; our reporting units are the same as our reportable segments. With respect to this testing, a reporting unit is a component of the company for which discrete financial information is available and regularly reviewed by management and can be the same as segments or one level below segments. We may first perform an assessment for potential indicators of impairment (informally referred to as Step 0) to determine if it is necessary to perform the two-step goodwill impairment test. If it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount including goodwill, then we will proceed with the two-step test. In conducting the initial qualitative assessment, we analyze actual and projected growth trends for net sales, gross margin, and earnings for each reporting unit, as well as historical versus planned performance. Additionally, each reporting unit assesses critical areas that may impact its business, including macroeconomic conditions, market-related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. All assumptions used in the qualitative assessment require significant judgment.
When it is “more likely than not” that the fair value is less than the carrying amount, the two-step impairment process is performed. In Step 1, we first determine and then compare the fair value of the reporting unit including goodwill to its carrying amount. The fair value of a reporting unit is determined by using a combination of the income and market approaches. Inputs use assumptions such as forecasted revenue, revenue growth rates, margin estimates, various expenses, capital additions, working capital needs, and a reversion value. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Where available, and as appropriate, comparable market multiples and our market capitalization are also used to corroborate the results of the discounted cash flow models. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired and we are not required to perform further testing. If the carrying amount of the reporting unit exceeds its fair value, then Step 2 must be completed in order to determine the amount of goodwill impairment that should be recorded. In Step 2, the “implied fair value” of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill. Historically, the significant part of this process is estimating the fair value of customer relationships which utilizes the discounted value of revenue from existing customers adjusted for estimated attrition. Revenue for this purpose is derived from forecasted revenue discussed at the beginning of this paragraph; revenue from existing customers is then adjusted for a survivor curve utilizing an annual attrition rate. The “implied fair value” of the goodwill that results from the application of Step 2 is then compared to the carrying amount of the goodwill. An impairment charge is recorded for any excess carrying amount of goodwill over the “implied fair value” of goodwill.
Fair value estimates employed in our annual impairment review of indefinite-lived intangible assets and goodwill were determined using discounted cash flow models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: discount rates such as the weight average cost of capital used in determining the fair value of the reporting units and intangible assets; royalty rates used in our intangible asset valuations; projected revenue and operating profit growth rates used in the reporting unit and intangible asset models; attrition rate related to revenue from existing customers; expenses; and reversion or capitalization multiples used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period specific facts and circumstances.
Share-based compensation arrangements
Stock-based compensation cost is measured as of the grant date based on the fair value of the award and is expensed ratably over the service period of the award, which is typically the vesting period for time-based awards. Performance-based awards are expensed over the requisite service period based on achievement of performance criteria. We have elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.
We estimate the fair value of option-based awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock.
For inputs into the Black-Scholes model, the expected stock price volatility for the common stock is estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. We have elected to use the “simplified method” to determine the expected term which is the midpoint between the vesting date and the end of the contractual term because it has no history upon which to base an assumption about the term; we believe the simplified method approximates a term if it were to be based on expected life.
The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. We will continue to use the Black-Scholes model for option pricing following the consummation of this offering.
Income taxes
We account for deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred tax asset, we perform an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. We determine the amount of our valuation allowance based on our estimates of taxable income by jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable. As of December 31, 2019 and 2018, we believed it is more-likely-than-not that we will not be able to realize our US deferred tax assets and therefore have maintained a full valuation allowance against our US deferred tax assets and have also provided a full valuation allowance against the majority of our Canadian and Spanish deferred tax assets.
We are subject to income taxes in the U.S. and certain foreign jurisdictions. We record income tax expense based on our estimates of future payments, which include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including NOL carryforwards. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues.
The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management’s estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.
Recent accounting pronouncements
For information regarding recent accounting pronouncements, refer to Note 5, Recently issued accounting pronouncements in the notes to our consolidated financial statements.
Internal Control Over Financial Reporting
In finalizing our financial statements for our initial public offering, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted two material weaknesses, as defined in the standards established by the PCAOB. We determined that we had two material weaknesses because (i) we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements and (ii) our controls related to the preparation, review, and analysis of accounting information and financial statements were not adequately designed or appropriately implemented to identify material misstatements in our financial reporting on a timely basis for our U.S. entities and Eddi’s.
During 2020, we have taken several actions towards remediating these material weaknesses. In particular, we (i) hired and continue to hire, additional qualified accounting and financial reporting personnel with technical and/or public company experience and (ii) engaged an external advisor to assist management in completing a Sarbanes-Oxley Act compliant risk assessment, creating detailed control documentation for in-scope business and information technology processes, identify any further control gaps and providing assistance on remediation procedures, and to design and implement a Sarbanes-Oxley Act sub-certification process. We are still in the process of completing the remediation of the material weaknesses; however, we cannot assure you that the steps we are taking will be sufficient to remediate our material weaknesses or prevent future material weaknesses or significant deficiencies from occurring. See “Risk Factors — Risks Relating to Our Business — We identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

BUSINESS
Company Overview
Introduction
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the twelve months ended June 30, 2020, we had net sales of $271 million; from 2005 to 2019, we generated a net sales compound annual growth rate (“CAGR”) of approximately 16%.
Hydroponics is the farming of plants using artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity and color, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the United States and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
How We Serve Our Customers
Our customer value proposition is centered around two pillars. First, we strive to offer the best selection by being a “one-stop shop” for all CEA needs. Second, we seek to be the gold standard in distribution and service, leveraging our infrastructure and reach to provide customers with JIT delivery capabilities and exceptional service across the U.S. and Canada.
Complete Range of Innovative CEA Products
We offer thousands of innovative, branded CEA products that are supported by 25 patents and 65 registered trademarks. Our “one-stop shop” product offering spans lighting solutions, growing media (i.e., premium soils and soil alternatives), nutrients, equipment and supplies and includes more than 6,000 stock-keeping-units (“SKUs”) sold under leading proprietary, exclusive/preferred and distributed brands. Some of our most well-known brands include Phantom, Active Aqua, FoxFarm and Grodan. We estimate that approximately two-thirds of our net sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining portion of our sales relate to durable products such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive/preferred brand relationships providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased elsewhere.

The following graphic illustrates a representative set of our market-leading products across key CEA product categories:
Infrastructure and Reach for Fast Delivery, High In-Stock Availability and Exceptional Service
Our infrastructure and reach enable us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We believe that our six U.S.-based distribution centers can reach 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market.
In the U.S., we operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers, in Langley, British Columbia and Cambridge, Ontario. Outside of North America, we operate a distribution center in Zaragoza, Spain, and we have an office for product development and supply chain management in Shenzhen, China. We partner with a network of third-party logistics companies that facilitate expeditious delivery to our customers across the globe. The majority of customer orders are received through our business-to-business e-commerce platform. Through our differentiated Distributor Managed Inventory (“DMI”) Program, we partner with our network of retailers and resellers to create customized, JIT supply chain solutions for large commercial end users.
The following illustration provides an overview of our operating footprint.

Over the past fifteen years, we have grown our net sales annually at an approximate 16% CAGR. This historical growth is largely due to the growth in CEA growing across several end-markets, including cannabis, and our ability to continuously develop, manufacture and distribute innovative branded products on timely basis.
We believe our industry is poised to grow significantly. Expanding populations, limited natural resources and a focus on the environment and the security of our agricultural systems have illuminated the benefits of CEA compared to traditional outdoor agriculture. We believe the adoption of CEA will continue to accelerate, particularly in the commercial agriculture industry, where CEA can be deployed to achieve grows that are simultaneously more efficient for the planet and profitable for growers. Furthermore, certain of our end-markets are experiencing significant growth, including cannabis. The global cannabis industry is a rapidly developing business opportunity for us, particularly as the legal market in the United States continues to expand.
To support this significant growth opportunity and to improve our profit margin profile, we recruited a new Chairman and Chief Executive Officer, William (“Bill”) Toler, in early 2019. In turn, over the past 18 months, Mr. Toler recruited over five new executives and quickly put in place several management initiatives intended to support growth and improve our profit margins. These initiatives include, but are not limited to, further developments of proprietary brands, freight cost management and distribution network optimization, and the expansion of our commercial segment and DMI.
Given our strong historical net sales growth, the accelerating growth in our primary end-markets, and the strength of our new management team, we believe that we are well positioned for significant and sustained net sales and earnings growth.
Our Industry is Large and Rapidly Growing
The Expanding Controlled Environment Agriculture Market
Our principal industry opportunity is in the wholesale distribution of CEA equipment and supplies, which generally include grow light systems; advanced heating, ventilation, and air conditioning (“HVAC”) systems; humidity and carbon dioxide monitors and controllers; water pumps, heaters, chillers, and filters; nutrient and fertilizer delivery systems; and various growing media typically made from soil, rock wool or coconut fiber, among others. Today, we believe that a majority of our products are sold for use in CEA applications.

Pictured: PHOTOBIO LED Light, Active Aqua Grow Flow 5 gal system, Active Aqua Flexible Air Stone, OxyCLONE 20 Site System with Timer and Light Kit, Active Air CO2 System with Timer
CEA is an increasingly significant and fast-growing component of the expansive global commercial agriculture and consumer gardening sectors. According to the USDA and National Gardening Survey, the agriculture, food, and related industries sector produced more than $1 trillion worth of goods in the U.S. alone in 2017, and U.S. households spent a record of approximately $48 billion at retail stores on gardening and growing supplies and equipment.
According to industry publications, the global CEA industry totaled approximately $65 billion in 2019, and is expected to grow at a CAGR of 16.1% from 2019 to 2023. The rapid growth of CEA crop output will subsequently drive growth in the wholesale CEA equipment and supplies industry. According to industry publications, the global wholesale CEA equipment and supplies industry totaled approximately $8 billion in 2019 and is expected to grow at a CAGR of 12.8% from 2019 to 2025.
Powerful Trends are Driving Significant Industry Growth
We believe that the growth in the wholesale distribution of CEA equipment and supplies is driven by a broad array of factors including:
Significant Growth in the Cannabis Industry
Today, we believe that a majority of the CEA equipment and supplies we sell to our customers is ultimately purchased by participants in the cannabis industry. The North American cannabis industry is massive and growing rapidly, driven largely by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The current and expected growth in the size of the cannabis market has and will continue to have a very significant, positive impact on our business.
The following map illustrates the state-level progression of cannabis legalization in the U.S., differentiating states that have fully legalized cannabis for medical and adult-use purposes and states that have partially legalized cannabis for medical purposes only. Importantly, though Canada and several U.S. states have taken significant steps towards cannabis legalization, we believe the North American legal cannabis market is still in the nascent stages of realizing its growth potential. As of June 30, 2020, only 11 U.S. states and the District of Columbia had legalized cannabis for adult-use. The aggregate population of those states is only around one third of the total U.S. population. Furthermore, in U.S. states that have passed cannabis laws, many such laws remain restrictive to consumer access. As an example, we believe significant suppressed demand would be unlocked in Texas, should the state adopt a medical cannabis law that more closely resembles that of their neighboring state, Oklahoma, where we have seen significant growth since cannabis was legalized for medical use in 2018. In Canada, the governments of every province and territory have enacted laws allowing for the distribution and sale of cannabis for adult-use purposes; however the market remains in early stages of market development.
According to industry publications, the U.S. cannabis market is projected to reach approximately $31.1 billion by 2024, up from approximately $12.2 billion in 2019, representing a 21% CAGR. In Canada, the cannabis market is projected to reach approximately $6.2 billion by 2024, up from approximately $1.7 billion in 2019, representing a 30% CAGR. The following chart illustrates the forecasted growth of the cannabis industry in the United States and Canada:

This significant growth in the U.S. cannabis market is expected due to (i) state initiatives for new adult-use and/or medical-use programs in additional U.S. states, (ii) expanded access for patients or consumers in existing state medical or adult-use cannabis programs, and (iii) increased consumption driven by greater product diversity and choice, reduced stigma, and real and perceived health benefits in states with existing adult-use or medical use programs.
•
State initiatives for new adult-use or medical-use programs. We believe support for cannabis legalization in the U.S. is gaining momentum. According to a November 2019 poll by Pew Research Center, public support for the legalization of cannabis in the U.S. increased from approximately 41% in 2010 to approximately 67% in 2019. According to a 2019 poll by Quinnipiac University, 93% of Americans support patient access to medical-use cannabis if recommended by a doctor. Furthermore, due to the recent socio-economic changes across the U.S. since early 2020, many state government budgets are increasingly under pressure to identify additional revenue sources, such as the potential revenue streams from the taxation and job creation that state legalized adult-use cannabis may offer. Accordingly, a number of states are at various stages of considering implementing laws permitting cannabis use or further liberalizing their existing laws permitting such use. Our sales per capita in U.S. states with legalized adult-use programs are on average several multiples higher than our sales per capita in states without adult-use programs. We believe this fact points to the significant opportunity available to us if or when additional U.S. states legalize adult-use programs.
•
Expanded access for patients and consumers in existing state medical and adult-use programs. The cannabis business in states with existing cannabis laws is in nascent stages in many cases and will continue to grow, creating jobs and opportunities for workers and entrepreneurs. Cultivators, manufacturers, dispensaries, delivery providers, labs and other cannabis-related businesses will continue to grow in these regions. As these businesses proliferate, consumers will benefit from easier access to cannabis products.

•
Greater product diversity and choice, reduced stigma and real and perceived health benefits in states with existing adult-use or medical use programs. Several key developments have contributed to an increase in cannabis product availability and breadth, including the proliferation of CBD and other cannabis-infused products, including edibles, oils, tinctures, and topical treatments. We believe that the historical stigmatization of cannabis use has diminished significantly, driven by a more supportive legislative environment, a rise in progressive sociopolitical views and greater consumer awareness of the potential health benefits of cannabis consumption. According to industry publications, real and perceived health benefits extend into areas including cancer treatment, pain management, the treatment of neurological and mental conditions, and sleep management. According to industry publications, the use of cannabis in the U.S. by adults aged 65+ has increased sharply in recent years from 0.4% in 2006 and 2.9% in 2015 to 4.2% in 2018.

Acceleration of CEA Adoption
Both the commercial agriculture and cannabis industries are increasingly adopting more advanced agricultural technologies in order to enhance the productivity and efficiency of operations. The benefits of CEA include:
•
Greater product safety, quality and consistency;

•
More reliable, climate-agnostic year-round crop supply from multiple, faster harvests per year as opposed to a single, large harvests with outdoor cultivation;

•
Lower risk of crop loss from pests (and subsequently lower need for pesticides) and plant disease;

•
Lower required water and pesticide use compared to conventional farming, offering incremental benefits in the form of reduced chemical runoff and lower labor requirements; and

•
Potentially lower operating expenses from resource-saving technologies such as high-efficiency LED lights, precision nutrient and water systems and automation.

CEA implementation continues to increase globally, driven by the factors listed above as well as growth in fruit and vegetable farming, consumer gardening and the continued adoption of vertical farming. Vertical farming, a subsector of CEA, has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. Industry publications project that the global vertical farming market will reach approximately $13 billion in 2026, up from $2 billion in 2018 and representing a 24.6% CAGR from 2019 to 2026.
While a small portion of cannabis cultivation may be grown in non-CEA settings, given the multitude of benefits of CEA cultivation, we believe CEA will continue to be the primary method of growing cannabis, driving demand for our products. The legalization of cannabis also comes with a corresponding increase in regulatory oversight and statutory requirements for growers and their products. These regulations enhance product safety and transparency to consumers but usually necessitate the use of CEA in cannabis cultivation in order to meet mandated THC content or impurity tolerances.

Increased Consumer Home Growing
We perceive consumer gardening to be a significant driver of future CEA growth. According to industry publications, in 2017, 77% of U.S. households participated in lawn and garden activities, spending on average a record of $503 per household. We expect this growth in consumer gardening and growing spending to continue, driven by both increased participation by millennials and strong continued participation by married households, adults over age 55, and adults without children. We believe that these demographic dynamics will result in an increase in the number of consumer gardening category participants, resulting in the purchase of more CEA products.
Strong Demand for Hemp for CBD Production
Hemp cultivation in North America has grown significantly since the passage of the U.S. Farm Bill in December 2018. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. According to research from The Brightfield Group the U.S. CBD market is expected to grow from approximately $4 billion in 2019 to approximately $17 billion by 2025, representing an approximate 26% CAGR from 2019 to 2025. We have experienced strong demand for our products from growers that solely harvest hemp and from cannabis growers who are adding hemp to their offerings. We are very well positioned to continue to capitalize on the growth of industrial hemp cultivation in North America especially as cultivation is increasingly done indoors. Both our current product portfolio and our pipeline of new products tailored to the needs of hemp cultivators will help us serve this burgeoning market.
Increased Focus on Environmental, Social, and Governance (“ESG”) Issues
We believe the growth and change in our end-markets is in part driven by a variety of ESG trends aimed at preserving resources and enhancing the transparency and safety of our food supply chains. Overall, CEA delivers superior performance characteristics versus traditional agriculture when compared on select key ESG performance criteria:
•
More efficient land usage. CEA allows for greater crop production per square foot, reducing the amount of land needed to grow crops.

•
More efficient fresh water usage. CEA allows for the management and recycling of water inside of a closed-loop system and therefore generally require less water than traditional outdoor agriculture.

•
Decreased use of fertilizer and pesticides. As CEA takes place in a controlled, often indoor environments, the need for pesticides application is reduced, allowing growers to apply less pesticide with more precise application compared to traditional outdoor agriculture.

•
Reduced carbon emissions. CEA, especially vertical farming, allows large farming operations to be located significantly closer to end-users, thereby reducing the transportation distance of ready-to-use crops.

•
Reduced food waste. Similar to the above, since CEA allows for food production significantly closer to end-user, there is less time between production and consumption and therefore reduced product spoilage, damage and waste.

•
Chemical runoff prevention. Due to closed-loop nature of CEA systems, CEA significantly decreases the risk of chemical runoff, which is generally more difficult to control in traditional outdoor agriculture.

•
Supports organic farming. CEA is well suited for organic farming, the produce of which has been in increasing demand by consumers.

COVID-19
The COVID-19 pandemic has caused significant shifts in consumer sentiment and behavior thereby altering the dynamics of the CEA and cannabis industries. We believe that these changes, as outlined below, will benefit our industry in the long-term:
•
New entrants into the consumer gardening and growing market. We believe that a meaningful portion of consumer gardening and growing product spending following the COVID-19 outbreak was driven by first-time users. We expect this to be a tailwind for the consumer gardening and growing market going forward as a portion of these consumers opt to work-from-home more.

•
Increased focus on food security and sustainable sourcing. The COVID-19 pandemic has intensified consumer focus on food security and transparency of food production around the world. CEA offers a more sustainable and secure alternative to traditional outdoor agriculture, allowing food to be grown closer to where it is ultimately consumed, thereby reducing supply chain-related risks and food waste.

•
Pressure on governments to identify additional revenue streams, such as tax revenue from state legalized cannabis industries. The COVID-19 pandemic has put a significant strain on government budgets, increasing pressure to find revenue from previously unexplored streams including state legalized medicinal or adult-use cannabis.

•
Home-centric lifestyle increasing use occasion opportunities for cannabis use. The COVID-19 pandemic is expected to foster a long-term increase in at-home activity. This lifestyle shift may foster growth in the cannabis market by increasing potential occasions for cannabis use as cannabis is often consumed at home.

•
Essential service designation. During lockdowns related to the COVID-19 pandemic, our manufacturing and distribution operations and a great majority of our key suppliers, retailers and resellers were designated as essential and remained open. This sets a key precedent about the vital importance of our operations and end-markets.

Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent distributor and manufacturer of CEA equipment and supplies in the U.S. and Canada and one of the two major consolidators in the CEA industry. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end-markets, including cannabis and hemp. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 24.6% CAGR for the vertical farming market through 2026 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and risk of environmental runoff, and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. Furthermore, CEA allows farms to be located closer to their consumers, greatly reducing the costs and waste (namely CO2 and spoiled food) related to transportation resulting in an overall smaller carbon footprint. However, we will likely see the most significant growth in cannabis. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medical cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
New, Experienced Management Team with Proven Track Record
Our management team possesses significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his leadership, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. John Lindeman, Chief Financial Officer brings us more than 25 years of finance and leadership experience. Most recently he served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW), a fresh food company, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, he held various leadership positions within the finance and investment banking industries at Janney Montgomery Scott, Stifel Nicolaus, Legg Mason and PricewaterhouseCoopers LLP.
Broad Portfolio with Innovative Proprietary Offerings and Recurring Consumables Sales
We have one of the largest equipment and consumable product offerings in the industry. From lighting solutions to nutrients to grow mediums, we offer nearly everything growers need to ensure their operations are maximizing efficiency, output and quality. We maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across approximately 900 SKUs with 25 patents and 65 registered trademarks as well as over 30 exclusive/preferred brands across approximately 900 SKUs. We maintain approximately $50 million of inventory across over 6,000 SKUs, and approximately 60% of our sales relate to proprietary and exclusive/preferred brands. Our proprietary and exclusive/preferred brands include lighting, equipment, grow media, nutrients and supplements. Our proprietary products command a significant gross margin premium relative to general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as, in our estimation, we believe that approximately two-thirds of our net sales are generated from the sale of recurring consumable products including growing media, nutrients and supplies.
Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain over 800,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated over the last 20 years long-term relationships with a network of over 200 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide a full range of CEA solutions to our customers. We source individual components from our diverse supplier base to assemble our products, including utilizing a dedicated on-the-ground purchasing team in China to maintain and develop relationships with suppliers. To maintain competitive pricing, we implement cost sharing with certain of our suppliers.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with a diversified range of leading hydroponic retailers, retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers. We serve over 2,000 wholesale customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our commercial sales and DMI programs further enhance our customer capabilities, offering consultation, technical expertise, facilitated order fulfillment and JIT delivery of consumables. Our unique distribution capabilities allow us to provide JIT delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain coverage of industry trends and consumer preferences via thirteen sales managers complemented by teams made up of specialized product category experts. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.

Proven Mergers and Acquisitions (“M&A”) Track Record
Our management team has extensive experience with execution and integration of M&A opportunities. In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”) and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe were two of the leading CEA and lawn and garden distributors in Canada at the time of the acquisitions. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading CEA equipment distributors in Canada. Additionally, we maintain relationships throughout our markets to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experienced M&A team has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth and Productivity Strategies
We are well positioned to capitalize on the growth of our underlying markets through the following strategies.
Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including expanded adoption of CEA and vertical farming by commercial growers and consumers, as well as the growth in cannabis, hemp and other end-markets. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at a 24.6% CAGR from 2019 to 2026. In addition, the U.S. and Canadian cannabis markets had an estimated value of approximately $14 billion in 2019, and are projected to grow to $37 billion by 2024. The hemp market has benefited from consumer adoption of hemp-derived CBD products. According to research from The Brightfield Group, the total market for CBD will increase from approximately $4 billion in 2019 to $17 billion by 2025, representing an approximate ~26% CAGR. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Our proprietary brands account for approximately 35% of our sales, and command a meaningful gross margin premium to our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories, and we are enhancing research and development in our other product categories to expand our brand portfolio’s value and further enhance our margins. We have launched several new product lines over the past year, including PhotoBio LED lighting equipment and Phantom Core HID lighting equipment. We also maintain a pipeline of next generation proprietary products and occasionally make investments in suppliers to create strategic relationships around the development of specific products and enhanced distribution agreements.
Adding Strategic Distribution Relationships and Exclusive/Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by offering a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive/preferred brand relationships. Exclusive/preferred brand relationships with leading brands drive sales and margin improvement. We believe we are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established sixteen new exclusive/preferred distribution relationships over the past two years including with established equipment and nutrient suppliers.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program, our analytically driven supply chain function and DMI capabilities enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to JIT inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Expand our Operating Margins
We have developed and begun to implement specific productivity initiatives across our business as a means of funding growth. Our initiatives include the following:
•
Enhance Our Brand Mix.   We will continue to increase the percentage of proprietary and exclusive/preferred brands in our product portfolio. Our innovative proprietary and exclusive/preferred brands offer us a significant margin benefit compared to distributed brands.

•
Drive Supply Chain Efficiencies.   We are implementing multiple supply chain efficiency initiatives, including the review of our carrier sourcing relationships and intra-warehouse shipments for optimization opportunities, reducing the active SKU count by eliminating non-core SKUs, and the deployment enhanced inventory planning tools. Additionally, we continually review our distribution network for optimization opportunities, and in doing so consolidated two warehouses to one in 2019.

•
Optimize the Customer Investment Program.   We have segmented our client accounts to improve our discounting decisions in order to maximize net sales as a percent of gross sales.

•
Leveraging G&A.   Additional areas of cost savings will come from more efficiently leveraging corporate overhead as our business continues to grow and scale.

Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
Broad Customer Base and Marketing Presence
We maintain a broad, active base of more than 2,000 customer accounts. Our diversified customer base is largely comprised of retailers of commercial and home gardening equipment and supplies, including: (i) garden centers and hardware stores, (ii) eCommerce webstores, such as Amazon, (iii) specialty hydroponic retailers and (iv) commercial greenhouse builders and commercial resellers. We anticipate that our product offerings will continue to attract a diversified customer base, especially as the hydroponics product retail market grows and the trend of U.S. state adoption of legalizing cannabis continues.
Our three-pronged marketing strategy consists of: (i) print media, (ii) an online presence, and (iii) tradeshows (including private customer events). We believe our marketing, together with our pursuit of excellent customer service, are the key factors that have enabled us to maintain over seven-year relationships with a majority of our largest customers.
We have a ten-year relationship with Amazon that covers indoor gardening products. Amazon purchases and warehouses 2,000+ of our SKUs to be sold to customers within the United States. Some of our Amazon-listed products have become the most popular in their respective categories and are highlighted as such as “No. 1 Best Sellers.” Examples include the Active Aqua Water Pump and Active Aqua Chiller.

Sales
Our growth strategy has enabled us to increase our net sales at a 16% CAGR over the past 15 years. See our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.
Seasonality
We experience limited seasonality due to the year-round utilization of indoor gardening supplies and products; however, outdoor and lawn and garden related product sales are concentrated in our second and third fiscal quarters by retailers who rely on our ability to deliver products closer to when consumers buy our products, thereby reducing retailers’ pre-season inventories.
Growing Media
We distribute certain products that are used in order to improve the efficiency of the agricultural growing and the cultivation process. Growing media consists of premium soils and soil alternatives, such as rock wool, coconut coir or clay pebbles, used in hydroponic cultivation.
Our leading products in this product line are Grodan rock wool blocks, FoxFarm soils, and Pro-Mix soils. Each one of these growing media and nutrients enables the agricultural products on which they are used to maximize crop quality and yields.

PRO-MIX
B
BIOFUNGICIDE
GROWING MEDIUM
SUSTRATO DE CULTIVO
PRO-MIX
BIOFUNGICIDE
GROWING MEDIUM
SUSTRATO DE CULTIVO

Premium Soils	Non-Soil Growing Media
Nutrients
The nutrients category includes products that provide nutrition to crops for hydroponic cultivation. Products include fertilizers and a wide variety of additives used through the crop cycle.
Our leading products in this product line are FoxFarm, Cutting Edge Solution, Grotek, Roots Organics, and Aptus plant care.

Equipment
Our equipment product offerings include (i) hydro components, (ii) meters and solutions, (iii) pumps and irrigation systems, (iv) water filtration systems, (v) pots and containers and (vi) tents and tarps. We offer these products to customers both as individual products and as a combination.

Rolling Bench	PH Meter	Reverse Osmosis System
Our leading products in this product line are rolling benches, flood trays and PH meters filtration systems. Hydroponic systems products make up the core equipment and accessories that are needed for hydroponic cultivation.
Our propriety brands in the hydroponic systems category include Active Aqua, AutoPilot, and Active Air.

Lighting
We have six different product offerings within our lighting systems, (i) lighting systems/kits, (ii) grow light reflectors, (iii) grow light ballasts, (iv) LED lighting, (v) fluorescent lighting, and (vi) lighting accessories. We offer these products to customers both as individual products and as a combination.
Our leading products in this product line are Phantom double end high-intensity discharge (“HID”) grow light systems, ballasts and reflectors. We believe our Phantom lighting products outperform the competition in terms of light output per watt, and therefore provide superior efficiency, reliability, lighting uniformity compared our competitors.

HID Light System	Grow Light Reflector	Grow Light Ballast	LED Light System
In order to evaluate the superiority of our proprietary brand “Phantom” lights, we worked with an independent third-party to assess the performance of these products against the similar products offered by our competitors. Based on the results of this examination, the Phantom DE Open and Phantom DE Enclosed both outperformed the competitors with respect to the light output per watt, an indicator of the efficiency of the products.

Our propriety brands in the lighting category include Phantom, PhotoBio, Quantum and Xtrasun.

In 2019, we fully launched a new line of proprietary LED lighting products under the PhotoBio brand through a relationship with one of the largest LED chip producers globally. The PhotoBio product range includes both small scale commercial indoor applications and large scale greenhouse applications. The PhotoBio line has what we believe is a higher performance level at a lower cost than current leading LED products.
Supplies
The supplies category includes a wide variety of consumable supplies including grow light bulbs, pruners, irrigation components, safety supplies, netting, containers and trays.

Grow Light Bulb	Pruner	Dripper	Safety Gloves	Container
Suppliers and Manufacturers
Our products obtained from suppliers include both our branded proprietary products and distributed products. All the products purchased and resold are applicable to indoor and outdoor growing for organics, greens, and plant-based medicines.
Our proprietary products are sourced from over 80 different suppliers, primarily in China. Quality control is a critical priority for our team charged with ensuring the supply of the products from our suppliers, specifically those coming from China. We seek to ensure the highest level of quality control for our products through routine factory visits, spot testing and continual, ongoing supplier due diligence. We also employ a multi-faceted tariff mitigation strategy in China which includes cost sharing with suppliers, passing through price increases and pursuing alternative production outside of China with existing and new suppliers.
Our distributed products are sourced from over 200 suppliers. Our tenured internal team is charged with maintaining strong relationships with current suppliers, while also constantly tracking current and future market trends and reviewing offerings of new suppliers.
Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market or our wholesale customers. See “Risk Factors — Risks Relating to Third Parties.”
Large Established Distribution Infrastructure
We have a fully developed distribution network across North America that includes six distribution centers in the United States and two in Canada. These strategically placed distribution centers have enabled us to account for what we believe is approximately one third of the 2017 North America wholesale indoor gardening market, and to become the largest hydroponics distributor in Canada.

We operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers, in Langley, British Columbia and Cambridge, Ontario. In Spain, we have a distribution center in Zaragoza, which is charged with serving the European market.
We work with a network of third-party common carrier trucking/freight companies that service our customers across the globe. We receive daily customer orders via our business-to-business e-commerce platform. Orders are then routed to the applicable distribution center and packed for shipments. The majority of customer orders are shipped and delivered within 24 to 48 hours of order receipt. Shipments are delivered to customers via less-than-truckload common carriers, dedicated lease trucks, small parcel or vendor dropship.
Competition
We operate in a highly competitive and fragmented industry. We have numerous competitors of varying sizes, including national wholesale distributors and manufacturers of indoor gardening supplies, such as Scotts-Miracle Gro. We also face competition from smaller regional competitors who operate in many of the areas where we compete. Some of our competitors and potential competitors may have greater capital resources, facilities and diversity of product lines. Additionally, if demand for our hydroponics equipment continues to grow due to the growth of the cannabis and industrial hemp industries, new competitors may enter the market.
Competitive factors in our industry include product quality, brand awareness and loyalty among consumers, product variety, product performance, value, reputation, price and advertising. We believe that we currently compete effectively with respect to each of these factors.
Government Regulation
While there is no national governmental regulation relating to the sale of hydroponics equipment, certain products included in our growing media and nutrients product line are subject to certain registration requirements with some U.S. state regulators and federal regulations. In both California and Michigan we have obtained the requisite licenses to sell products in our growing media and nutrients product line.
Media and Nutrients
Our leading product lines are growing media and nutrients products. These product lines include organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.
International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain, or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.
In addition, the use of certain pesticide products are regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances.
Cannabis Industry
We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry. Nonetheless, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. Accordingly, laws and regulations governing the cultivation and sale of cannabis and related products have an indirect effect on our business. Legislation and regulations pertaining to the use and growth of cannabis are enacted on both the state and federal government level within the United States. The federal and state laws and regulaions governing the growth and use of cannabis may be subject to change. New laws and regulations pertaining to the use or cultivation of cannabis and enforcement actions by state and federal authorities concerning the cultivation or use of cannabis could indirectly reduce demand for our products, and may impact our current and planned future operations.
Individual state laws regarding the cultivation, possession, and of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes.
The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to our Indebtedness.”
Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
We sell products, including hydroponic gardening products, through third party retailers and resellers. End users may purchase these products for use in new and emerging industries, including the growing of cannabis that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.
Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.
The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the potential customers and end-users of our products who are engaged in the cannabis industry (collectively “Cannabis Industry Participants”).
Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.
We are subject to a number of risks, directly and indirectly through our Cannabis Industry Participants, because cannabis is illegal under federal law.
Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.
Under the CSA, the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.
Other laws that directly impact the cannabis growers that are end users of certain of our products include:
•
Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.

•
Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. Our inability to register, or maintain, our trademarks or file for or enforce patents on any of our inventions could materially affect our ability to protect our name, brand and proprietary technologies. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Our intellectual property and proprietary rights could be impaired as a result of our retailers’ and resellers’ involvement with cannabis business, and we could be named as a defendant in an action asserting a RICO violation.

•
Similar to the risks relating to intellectual property and proprietary rights, there is an argument that the federal bankruptcy courts cannot provide relief for parties who engage in cannabis. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, due to our retailers’ and resellers’ involvement with cannabis businesses, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our financial performance and/or our ability to obtain or maintain credit.

•
Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for us to operate our business. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law. In addition, due to our retailers’ and resellers’ involvement with cannabis businesses, our existing bank accounts could be closed.

•
Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult for us to find, and more expensive, to the extent we are deemed to operate in the cannabis industry.

The current Trump administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys’ offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. While current U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws (NORML) during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.
Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.
We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the Patriot Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the Treasury Department issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. The FinCEN Memo currently remains in place, but it is unclear at this time whether the current administration will continue to follow the guidelines of the FinCEN Memo. Such requirements could negatively affect the ability of certain of the end users of our products to establish and maintain banking connections.
Cannabis Industry Participants are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.

We sell our products through third party retailers and resellers which do not exclusively sell to the cannabis industry. Some of our products are sold to Cannabis Industry Participants and used in connection with cannabis businesses that are subject to federal and state controlled substance laws and regulations. Cannabis businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Participants. Such risks include, but are not limited to, the following:
•
Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.

•
If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Participants are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to conduct business with retailers and resellers that transact with cannabis businesses and/or our financial condition may be adversely impacted.

•
Controlled substance legislation differs between states and legislation in certain states may restrict or limit our ability to sell products to Cannabis Industry Participants. Our Cannabis Industry Participants may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Participants to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the sale of our products to such Cannabis Industry Participants.

•
The failure of our Cannabis Industry Participants to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the Encina Credit Facility and the Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to our Indebtedness.”
Intellectual Property
We own 16 issued U.S. design patents, 3 issued U.S. utility patents, 5 issued foreign patents and designs, 39 registered U.S. trademarks, 21 registered foreign trademarks, 2 pending U.S. trademark applications and 2 pending foreign trademark applications that enable us to position ourselves and our products to a wide range of customers. Our 24 issued patents cover grow lighting and hydroponic systems and components. These issued patents and our registered trademarks allow us to build out our proprietary brand products, which we believe are high quality products and generate higher sales margins than the distributed products that we sell. Our owned U.S. and foreign issued patents are expected to expire between 2021 to 2034.
Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. Litigation may be necessary to enforce our intellectual property and proprietary rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe, misappropriate or otherwise violate their intellectual property or proprietary rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources.

We may need to obtain licenses to patents and other intellectual property and proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms (or at all) and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented.
In addition, because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, companies that transact with cannabis businesses may have restricted intellectual property and proprietary rights particularly with respect to obtaining and enforcing patents and trademarks. We do not believe these restrictions apply to our business. However, if we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, such an inability could materially affect our ability to protect our name, brand and proprietary technologies. Please see “— Risks Relating to Our Intellectual Property” for more information on the risks associated with intellectual and proprietary rights.
Research and Development
We continually invest in research and development to improve our products, manufacturing processes, packaging and delivery systems. In addition to the benefits of our own research and development, we actively seek ways to leverage the research and development activities of our suppliers and other business partners.
Employees
As of June 30, 2020, we had approximately 286 full time employees. No employees are subject to collective bargaining agreements and we have had no labor-related work stoppages.
Facilities
We have over 800,000 square feet of distribution space under leases in strategic locations, including six distribution centers in the United States, two distribution centers in Canada and one distribution center in Spain. Our headquarters is located in Petaluma, California, where we operate a key distribution center and a small assembly operation. See “Certain Relationships and Related Party Transactions.” We have in total six facilities in the United States, two in Canada, one in Spain, and one in China
We believe that our existing facilities are adequate for our needs at this time, although we do plan to open new distribution centers in the future to meet anticipated demand resulting from further deregulation of cannabis and overall market growth.
Legal Proceedings
From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.
History
Our predecessor company, originally Applied Hydroponics, Inc. was founded in 1977 in Northern California. In 1988, we opened a retail and assembly facility in Philadelphia, PA. We moved our headquarters to Petaluma, CA in 1996 and divested our retail operations in 2002. From 2003 to 2014 we expanded distributions operations by opening distribution centers in Texas, Florida, Southern California, Colorado, and Oregon. In December 2010, Peter Wardenburg and a newly formed ESOP redeemed shares from our founding stockholder. In December 2010, we established operations in Spain with the acquisition of a majority interest in Eltac.
In May 2017, we were acquired by Hydrofarm Investment Corp. (“HIC”), owned by a group of private equity sponsors, including Serruya Private Equity, Hawthorn Equity Partners Inc. and affiliates of Broadband Capital Investments, LLC in a leveraged buyout and recapitalization transaction.
In November 2017, we established distribution operations in Canada with the acquisitions of Eddi’s Wholesale Garden Supplies, Ltd. and the distribution division of Greenstar Plant Products, Inc.

In October 2018, we consummated a private placement offering of 16,619,616 units (each a “Unit,” and collectively, the “Units”) for gross proceeds of approximately $41.5 million (the “Private Placement”). In connection with the Private Placement, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”). As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. The chart below depicts our current organizational structure:

MANAGEMENT
Executive Officers and Directors
The table below contains information regarding our directors and executive officers as of June 30, 2020:
Name	Age	Position
William Toler	61	Chief Executive Officer and Chairman of the Board
Terence Fitch	61	President
John Lindeman	50	Chief Financial Officer
Peter Wardenburg	65	Vice Chairman of the Board
Chris Payne	58	Director
Michael Rapoport	53	Director
Adam Stern	56	Director
John Tomes	58	Director
William Toler — Chief Executive Officer and Chairman of the Board
Mr. Toler has served as our Chief Executive Officer and Chairman of our board of directors since January 1, 2019. Prior to joining Hydrofarm in 2019, Mr. Toler was the Chief Executive Officer of Hostess Brands LLC (“Hostess”), a food and beverage company, from May 2014 to March 2018. Under his leadership, Hostess successfully re-established the iconic Hostess brand as a leader within the sweet baked goods category, returned the company to profitability and transitioned Hostess from a private to public company. Mr. Toler has over 35 years of executive leadership experience in supply chain management and consumer packaged goods, including previously having served as Chief Executive Officer of AdvancePierre Foods, from September 2008 to August 2013, and President of Pinnacle Foods. He has also held executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. In addition, Mr. Toler has also served as a senior advisor at Oaktree Capital Management, an investment management firm, from September 2013 to April 2014. Mr. Toler holds a B.A. in Business Management and Economics from North Carolina State University. Mr. Toler was selected to serve as Chairman of our board of directors because of his 35 years of executive leadership experience in supply chain management and consumer packaged goods.
Terence Fitch — President
Mr. Fitch has served as our President since March 4, 2019. Mr. Fitch has more than 30 years of marketing, sales, finance, manufacturing, supply chain, media and supervisory experience in the beverage industry. Prior to joining Hydrofarm in 2019, Mr. Fitch spent 18 years in Coca Cola’s senior management beginning in 1994, first as Regional Vice President of Sales and Marketing of the Gulf States, then as Division Vice President and General Manager, and finally as Senior Vice President and General Manager of the Western Region, responsible for a team of 13,500 sales, strategy, marketing, operations, manufacturing, supply chain, and analytical professionals, and accountable for annual sales in excess of  $4.2 billion. Mr. Fitch also served as Senior Vice President and General Manager of the Western Region of Coca Cola Refreshments from 2010 to 2013. In 2013, Mr. Fitch founded Drink Teck, LLC, a functional beverage company, where he served as its Chief Executive Officer. Mr. Fitch has also served on the board of directors of the Harold Pump Foundation, on the C-5 Youth Foundation, on the USC Food Management Council, and on the Coca Cola Scholars Foundation. Mr. Fitch holds a B.S. in finance and marketing from Arizona State University.
John Lindeman — Chief Financial Officer
Mr. Lindeman has served as our Chief Financial Officer since March 2020. From August 2015 until assuming his current role at Hydrofarm Holdings in March 2020, Mr. Lindeman served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW) (“Calavo”), a global avocado-industry leader and expanding provider of valued-added fresh food, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, Mr. Lindeman held various leadership positions within the finance and investment banking industries, including serving as managing director at

Sageworth Trust Company, a family office and private trust company, from March 2015 to July 2015, managing director and co-head of the consumer and retail group at Janney Montgomery Scott from August 2009 to March 2015, managing director at Stifel Nicolaus from December 2005 to August 2009 and principal at Legg Mason from October 1999 to December 2005. Prior to joining Legg Mason, he was a Manager at PricewaterhouseCoopers LLP from August 1996 to October 1999. Mr. Lindeman is a Chartered Financial Analyst and holds a B.S. in Business Administration from the University of Mary Washington.
Peter Wardenburg — Vice Chairman of the Board
Mr. Wardenburg has been with Hydrofarm since 1980, joining as its first employee. He has served as director since August 28, 2018 and served as our Chief Executive Officer from August 28, 2018 to December 31, 2018. In addition, he has served as Chief Executive Officer and President of our subsidiary, Hydrofarm, LLC (previously Hydrofarm Inc.), since 2010. Mr. Wardenburg has created and executed our strategic vision since as the Chief Executive Officer and has led us from a single product company to a market-leading innovator and distributor of sophisticated indoor gardening equipment. Mr. Wardenburg holds a B.S. in environmental planning and management with a horticulture emphasis from the University of California, Davis. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors. Mr. Wardenburg was selected to serve on our board of directors because of his deep industry experience and long-term leadership of Hydrofarm.
Christopher Payne — Director
Mr. Payne has served as our director since August 28, 2018. Previously, he was a director of Hydrofarm, LLC since May 12, 2017. He will continue to serve as director in accordance with the Investor Rights Agreement. Mr. Payne is the Managing Partner and Founder of Hawthorn Equity Partners, a private equity firm focused on growth oriented, knowledge-based middle market companies across North America. Hawthorn Equity Partners is the successor to Genuity Capital Partners, a private equity business that he founded in 2005 in conjunction with Genuity Financial Group. Mr. Payne was Managing Partner of this business and primarily responsible for all of its investing activities, representing assets under management at its peak in excess of $400 million. Previously, from 2000 through 2005, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Mr. Payne was responsible for sourcing and managing a large pool of private equity investments for the bank in early stage North American businesses. Mr. Payne worked closely with the head of CIBC World Markets and the head of the Retail Banking operations on various investment strategies. Mr. Payne holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School. Mr. Payne was selected to serve on our board of directors because of his experience serving as board director across a wide variety of industries.
Michael Rapoport — Director
Mr. Rapoport has served as our director since August 28, 2018, in accordance with the Investor Rights Agreement. Mr. Rapoport has more than 25 years of experience in the financial industry and is the Managing Member of Broadband Capital Investments, LLC, a middle-market private equity sponsor focused on high growth companies. Mr. Rapoport has been instrumental in providing early financing and for advising a variety of growth companies including: Examworks (acquired by Leonard Green), Montrose Environmental (the leading U.S. environmental services company), Vroom.com (the leading internet used car company), and Zynerba Pharmaceuticals (Nasdaq: ZYNE), a leading biotech company in the field of cannabinoids. From March 2006 to October 2013, Mr. Rapoport served as chairman of Committed Capital Acquisition Corporation, a special purpose acquisition company that consummated a business combination with The One Group, LLC (Nasdaq: STKS), and from May 2011 to December 2017, Mr. Rapoport served as chairman, chief executive officer and chief financial officer of Committed Capital Acquisition Corporation II, also a special purpose acquisition company. Mr. Rapoport received his B.A. degree in psychology from the University of Michigan-Ann Arbor in 1989. Mr. Rapoport was selected to serve on our board of directors because of his extensive capital markets experience.
Adam Stern — Director
Mr. Stern has served as our director since November 30, 2018, in accordance with the Investor Rights Agreement and Placement Agent Agreement. Mr. Stern has over 30 years of experience in venture capital and investment banking, focusing primarily on the technology and life sciences sectors of the capital markets. He has served as the chief executive officer of SternAegis Ventures and Head of Private Equity Banking at Aegis Capital, a boutique investment bank, since 2012. Mr. Stern also currently serves as a director of the following companies: Aerami Therapeutics (formerly Dance BioPharma Holdings, Inc.) since 2015, DarioHealth Corp. since 2020, Matinas Biopharma Holdings, Inc. since 2013, and Organovo Holdings, Inc. since 2020. Mr. Stern previously served as director of Prolor Biotech, Inc., Labstyle Innovations Corp. and InVivo Therapeutics Holdings Corp. Mr. Stern received his B.A. degree in Liberal Arts from the University of South Florida in 1987. Mr. Stern was selected to serve on our board of directors because of his extensive capital markets experience.
John Tomes — Director
Mr. Tomes has served as our director since August 28, 2018, in accordance with the Investor Rights Agreement. Previously, he served as a director of Hydrofarm, LLC since May 12, 2017. Mr. Tomes joined Hawthorn Equity Partners in February 2014 after working with the firm’s partners since 2006 on a variety of investments. Mr. Tomes was the Managing Partner of Hilco Equity Partners in Chicago from 2003 to 2013 where he focused primarily on middle-market investment opportunities in the United States and Canada. From 1998 to 2003, Mr. Tomes was a founding partner of Wynnchurch Capital Partners, a middle-market private equity firm based in Chicago and Canada with a similar focus. Mr. Tomes spent his formative years, from 1989 to 2008 working for GE Capital in various areas, ultimately serving as a Managing Director of Equity Investments in GE Capital’s Merchant Banking Group. Mr. Tomes received his B.A. from Kenyon College and his Masters from the University of Chicago. Mr. Tomes was selected to serve on our board of directors because of his experience serving as board director across a wide variety of industries.
Family Relationships
There are no family relationships between any of our directors or executive officers.
Investor Rights Agreement and Placement Agent Agreement
All of our directors have been appointed pursuant to an investor rights agreement (the “Investor Rights Agreement”) entered into with, among others, Serruya Private Equity, HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund I, LP, Arch Street Holdings I, LLC, Payne Capital Corp., the Wardenburg Family Trust and the Placement Agents (collectively, the “Sponsors”).
In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with the Placement Agents. Both the Placement Agent Agreement and Investor Rights Agreement provide the Placement Agents with the right to appoint a director to our board of directors (the “PA Director”). Adam Stern, one of our directors, has been appointed as the PA Director pursuant to the Placement Agents’ rights under the Placement Agent Agreement and Investor Rights Agreement.
Leadership Structure of Our Board of Directors
Our board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our board of directors is to oversee our management and, in doing so, serve our best interests and the best interests of our stockholders. Our board of directors selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our board of directors also participates in decisions that have a potential major economic impact on us. Management keeps the directors informed of company activity through regular communication, including written reports and presentations at board of directors and committee meetings.
We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. However, we have determined that it is in our best interest and the best interest of our stockholders to appoint Mr. Toler as our Chairman and Chief Executive Officer.

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from the board of directors in accordance with our Bylaws. Our officers are appointed by our board of directors and hold office until they resign or are removed from office by the board of directors.
Messrs. Payne, Tomes and Stern qualify as independent directors. In addition, there are currently three vacancies on our board of directors. We plan to add members to our board of directors prior to the effectiveness of this registration statement to, among other things, meet the eligibility requirements of NASDAQ.
Committees of the Board of Directors
Our board of directors will have two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
Prior to the consummation of this offering, we will establish an audit committee of the board of directors.             ,           and              will serve as members of our audit committee. Under the NASDAQ listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent.
Each member of the audit committee is financially literate and our board of directors has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Our audit committee charter details the principal functions of the audit committee, including:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
resolving any disagreements between management and the independent auditor regarding financial reporting;

•
pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•
setting clear hiring policies for employees or former employees of the independent auditors;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
seeking information that we require from employees or any of our direct or indirect subsidiaries (each, a “Subsidiary”), all of whom are directed to cooperate with the audit committee’s requests, or external parties;

•
meeting with any of our officers or employees (or officers or employees of any Subsidiary), the independent auditor or outside counsel, as necessary, or request that any such persons meet with any members of, or advisors or consultants to, the audit committee;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

•
overseeing that management has established and maintained processes to assure compliance by us with applicable laws, regulations and corporate policy; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Prior to the consummation of this offering, we will establish a compensation committee of the board of directors.             ,              and              will serve as members of our compensation committee. Under the NASDAQ listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent.             ,              and              are independent.
Our compensation committee charter details the principal functions of the compensation committee, including:
•
discharging the responsibilities of the board of directors relating to compensation of our directors and executive officers;

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•
reviewing and approving on an annual basis the compensation of all of our other officers;

•
reviewing on an annual basis our executive compensation policies and practices;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual report disclosure requirements;

•
periodically review executive supplementary benefits and, as appropriate, our retirement, benefit, and special compensation programs;

•
overseeing the annual process of evaluation of the performance of our management;

•
if required, producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing and recommending compensation of the directors, including with respect to any equity-based plans.

It is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
The compensation committee charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.
Director Nominations
We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the NASDAQ Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.
The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our Bylaws.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders, and with respect to diversity, such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.
Code of Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Potential Conflicts of Interest
We have not previously adopted any written policy to address conflicts of interest that may arise between our business and the future business activities of our directors, executive officers or employees. However, we are in the process of adopting such a policy.
Board’s Role in Risk Oversight
Effective risk oversight is an important priority of the board of directors. Because risks are considered in virtually every business decision, the board of directors discusses risk throughout the year generally or in connection with specific proposed actions. The board of directors’ approach to risk oversight includes understanding the critical risks in our business and strategy, evaluating our risk management processes, allocating responsibilities for risk oversight among the full board of directors, and fostering an appropriate culture of integrity and compliance with legal responsibilities.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
The following table contains information concerning the compensation paid during each of the two years ended December 31, 2019 and 2018 to persons covered by Item 401(m)(2) of Regulation S-K (the “Named Executive Officers”).
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bill Toler, Chief Executive Officer and Chairman of the Board(1)	2019	475,243	—	(1)	—	—	—	—	475,243
Terence Fitch, President(2)	2019	237,945	—	(2)	—	—	—	—	237,945
Peter Wardenburg, Former Chief Executive Officer and Director(3)	2019	60,000	—	—	—	—	—	—	60,000
	2018	78,462	—	—	—	—	—	49,085(4)	127,546
Bob Clamp, Chief Operating Officer(5)	2019	57,981	—	—	—	—	—	157,018(5)	214,999
	2018	190,385	—	—	—	—	—	24,751	215,072
Jeff Peterson, Chief Financial Officer(6)	2019	250,000	—	—	—	—	—	2,404	252,404
	2018	237,500	95,000						332,500

(1)
Mr. Toler joined the Company as Chief Executive Officer and Chairman of the Board in January 2019. Mr. Toler was granted 3,487,278 and 1,394,912 restricted stock units (“RSUs”) in January 2019 and December 2019, respectively.

(2)
Mr. Fitch joined the Company as President in March 2019. Mr. Fitch was granted 1,255,420 RSUs in April 2019.

(3)
Mr. Wardenburg voluntarily reduced his salary in December 2017. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.

(4)
Amount reflects gross-up of executive reimbursed expenses.

(5)
Mr. Clamp joined the Company as Chief Operating Officer in April 2018. Mr. Clamp departed the Company in February 2019 and received severance of $157,018.

(6)
Mr. Peterson received bonuses in 2018 related to the May 2017 change of control transaction. Mr. Peterson received an option grant of 344,251 options on February 18, 2019. In March 2020, Mr. Peterson transitioned from his role as our Chief Financial Officer to a revised role in our finance group.

Narrative Disclosure to Summary Compensation Table
Executive Employment Agreements
The following description relates to employment agreements between us and our executive officers.
Bill Toler — Chief Executive Officer
In February 2019, we entered into an employment agreement with Mr. Toler, to serve as Chairman and Chief Executive Officer. Mr. Toler’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Toler. Under the provisions of the agreement, Mr. Toler’s base salary was $500,000 per year which was voluntarily reduced to $150,000 per year until September 30, 2019, at which time Mr. Toler’s base salary reset to $500,000. The agreement also includes an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Toler’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Toler resigns for good reason (as defined in the employment agreement), Mr. Toler will (i) have the right to receive an amount equal to the greater of $250,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of  $350,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Toler resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Toler’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Toler’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Toler from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Toler will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Terence Fitch — President
In March 2019, we entered into an employment agreement with Mr. Fitch, to serve as President. Mr. Fitch’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Fitch. Under the provisions of the agreement, Mr. Fitch’s base salary was $300,000 per year which was voluntarily reduced to $150,000 per year until September 30, 2019, at which time Mr. Fitch’s base salary reset to $300,000. The agreement also includes an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Fitch’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Fitch resigns for good reason (as defined in the employment agreement), Mr. Fitch will (i) have the right to receive an amount equal to the greater of  $150,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of  $150,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Fitch resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Fitch’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Fitch’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Fitch from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Fitch will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
John Lindeman — Chief Financial Officer
In March 2020, we entered into an offer letter with Mr. Lindeman, to serve as Chief Financial Officer. Mr. Lindeman’s offer letter provides for, among other things, base salary, annual performance bonus and severance payments. Under the provisions of the offer letter, Mr. Lindeman’s base salary is $475,000 per year. The offer letter also includes an annual performance bonus of up to fifty percent of Mr. Lindeman’s base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as determined by our board of directors and guarantees fifty percent of the pro-rated amount of the annual performance bonus for his first year of employment. The offer letter also includes an award of restricted stock units equal to 1.75% of the Company which vests over four years as follows: 25% vest after a 12-month service period following the award, and the balance vest in equal monthly installments over the next 36 months of service. Under the offer letter, Mr. Lindeman’s employment is at will. If Mr. Lindeman’s employment is terminated, Mr. Lindeman will (i) be paid cash severance of an amount equal to the greater of (x) $237,500 or (y) six months of his base salary in effect as of the date of separation and (ii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards.
Peter Wardenburg — Former Chief Executive Officer
In April 2017, we entered into an employment agreement with Mr. Wardenburg, to serve as President and Chief Executive Officer. Mr. Wardenburg has been an employee of Hydrofarm since 1977. He was appointed Chief Executive Officer in 2010. Mr. Wardenburg’s employment may be terminated by either Mr. Wardenburg or us at any time and for any reason. Mr. Wardenburg’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Wardenburg. Under the provisions of the agreement, Mr. Wardenburg’s base salary was $440,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Since March, 2018, Mr. Wardenburg had voluntarily served in his capacity as our Chief Executive Officer at a reduced salary of $55,385. Under the agreement, if Mr. Wardenburg’s employment had been terminated by us without cause (as defined in the employment agreement), or Mr. Wardenburg resigns for good reason (as defined in the employment agreement), Mr. Wardenburg would (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Wardenburg had resigned without good reason or if his employment had been terminated by us for cause, all of his vested equity awards previously granted to him would be forfeited. Mr. Wardenburg’s employment agreement also provides that if his employment had been terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he would receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he would not have been entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.
Mr. Wardenburg’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Wardenburg from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Wardenburg will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Bob Clamp — Former Chief Operating Officer
In April 2018, we entered into an employment agreement with Mr. Clamp to serve as its Chief Operating Officer. Mr. Clamp’s employment commenced on April 1, 2018 and may be terminated by either Mr. Clamp or the Company at any time and for any reason. Mr. Clamp’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Clamp. Under these provisions, Mr. Clamp’s base salary is $300,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Clamp’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Clamp resigns for good reason (as defined in the employment agreement), Mr. Clamp will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Clamp resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Clamp’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us. Mr. Clamp departed the Company in February 2019.
Mr. Clamp’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Clamp from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Clamp will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Jeff Peterson — Former Chief Financial Officer
In April 2017, we entered into an employment agreement with Mr. Peterson to serve as its Chief Financial Officer. Mr. Peterson’s employment commenced in April 2011 and may be terminated by either Mr. Peterson or the Company at any time and for any reason. Mr. Peterson’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Peterson. Under these provisions, Mr. Peterson’s base salary is $250,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Peterson’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Peterson resigns for good reason (as defined in the employment agreement), Mr. Peterson will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Peterson resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Peterson’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us. In March 2020, Mr. Peterson transitioned from his role as our Chief Financial Officer to a revised role in our finance group.
Mr. Peterson’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Peterson from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Peterson will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Outstanding equity awards at 2019 fiscal year end
Outstanding Equity Awards at Fiscal Year-End
	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bill Toler, Chief Executive Officer and Chairman of the Board(2)	—	—	—	—	—	4,882,190	—	—	—
Terence Fitch, President(3)	—	—	—	—	—	1,255,420	—	—	—
Peter Wardenburg, Chief Executive Officer and Director(4)	—	—	—	—	—	—	—	—	—
Bob Clamp, Chief Operating Officer(5)	—	—	—	—	—	—	—	—	—
Jeff Peterson, Chief Financial Officer(6)	149,430	194,821	—	$2.50	—	—	—	—	—

(1)
The market price for our common stock is based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)
Mr. Toler joined the Company as Chief Executive Officer and Chairman of the Board in January 2019. Mr. Toler was granted 3,487,278 and 1,394,912 restricted stock units (“RSUs”) in January 2019 and December 2019, respectively.

(3)
Mr. Fitch joined the Company as President in March 2019. Mr. Fitch was granted 1,255,420 RSUs in April 2019.

(4)
On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.

(5)
Mr. Clamp joined the Company as Chief Operating Officer in April 2018. Mr. Clamp departed the Company in February 2019.

(6)
Mr. Peterson received an option grant of 344,251 options on February 18, 2019. As of December 31, 2019 149,430 options are vested and 194,821 are unvested. In March 2020, Mr. Peterson transitioned from his role as our Chief Financial Officer to a revised role in our finance group.

Aggregated Option Exercises and Fiscal Year-End Option Value
No options were exercised during the year ended December 31, 2019.
Directors’ Compensation
Our directors are not compensated for their service on the board of directors. We expect to compensate newly appointed independent directors once they are appointed. We have not yet determined the compensation we will pay to our independent directors.
Board Observers
The Investor Rights Agreement provides for three nonvoting observers who have the right, subject to certain limitations, to receive information and documentation provided to the members of our board of directors prior to meetings of the board of directors and may subsequently attend all such meetings. See “Certain Relationships and Related Party Transactions.” In addition, the Placement Agent Agreement and Investor Rights Agreement provide the Placement Agents with the right to nominate one person to act as an observer on our board of directors and to attend all meetings of the board of directors in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that the board of directors provides to its directors at the same time and in the same matter provided to such directors. Further, the Term Loan Agreement provides Brightwood with the right to appoint one designee to attend all meetings of the board of directors, its committees and any other meeting of a similar governing body of each of our subsidiaries that are borrowers under the Term Loan Agreement in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that any such entity provides to its directors at the same time and in the same manner as provided to all directors, subject to certain limitations.
Director and Officer Indemnification Agreements and Insurance
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into indemnification agreements with each of our directors and executive officers (the “Indemnification Agreements”). We expect such Indemnification Agreements will provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. We further expect that the Indemnification Agreements will also provide for the advancement of expenses in connection with a proceeding prior to a final, non-appealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The Indemnification Agreements will set forth procedures for making and responding to requests for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the Indemnification Agreements.
We maintain directors’ and officers’ liability insurance coverage for our directors and officers in their capacities as our directors and officers.
Equity Incentive Plans
Our 2018 and 2019 Equity Incentive Plans were established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in us and to their interests and efforts to the long-term interests of our stockholders. On August 22, 2018, the board of directors adopted our 2018 Equity Incentive Plan and on December 19, 2019, the board of directors adopted the 2019 Equity Incentive Plan (collectively, the “Plans”). The Plans provide for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, consultants and other individuals who provide services to us and our affiliates. As of June 30, 2020, we have 8,718,196 and 3,487,278 shares of our common stock reserved for issuance under the 2018 Equity Incentive Plan and under the 2019 Equity Incentive Plan, respectively.
Administration.   The Plans are administered by the board of directors. Notwithstanding the foregoing, the board of directors may delegate concurrent responsibility for administering each plan, including with respect to designated classes of persons eligible to receive an award under each plan, to a committee or committees (which term shall include subcommittees) consisting of one or more members of the board of directors, subject to such limitations as the board of directors deems appropriate.
Plan Term.   The 2018 Equity Incentive Plan and the 2019 Equity Incentive Plans will terminate on August 22, 2028 and December 19, 2029, respectively.
Types of Awards.   The Plans permit the award of options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units, cash-based awards or other incentives payable in cash or in shares of common stock, as may be designated by the plan administrator.
Evidence of Awards.   Awards under the Plans shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the plan administrator shall deem advisable and that are not inconsistent with the plan.
Dividends and Distributions.   Participants may, if the plan administrator so determines, be credited with dividends or dividend equivalents paid with respect to shares of common stock underlying an award in a manner determined by the plan administrator in its sole discretion.
Eligibility.   An award may be granted to any of our employees, officers or directors or any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with us (a “related company”), whom the plan administrator from time to time selects. Certain awards may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to us or a related company.
Option Exercise Price.   Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date (and, for the 2018 Equity Incentive Plan), not less than the exercise price required by Section 422 of the U.S. Internal Revenue Code of 1986, as amended).
Term of Options.   Subject to earlier termination in accordance with the terms of the Plans and the instrument evidencing the option, the maximum term of the option shall be ten years from the grant date.
Exercise of Options.   The plan administrator shall establish and set forth in each instrument that evidences the option the time at which, or the installments in which, the option shall vest and become exercisable. To the extent an option becomes exercisable, the option may be exercised in whole or from time to time in part by delivery to or as directed or approved by us of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the plan administrator. An option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the plan administrator.
Stock Appreciation Rights.   The plan administrator may grant stock appreciation rights to participants at any time on such terms and conditions as the plan administrator shall determine in its sole discretion. A stock appreciation right may be granted in tandem with an option or alone. The grant price of a tandem stock appreciation right shall be equal to the exercise price of the related option. The grant price of a freestanding stock appreciation right shall be established in accordance with the procedures for options set forth in the plan. A stock appreciation right may be exercised upon such terms and conditions and for the term as the plan administrator determined in its sole discretion.

Term of Stock Appreciation Rights.   The maximum term for a freestanding stock appreciation right shall be ten years. The maximum term for a tandem stock appreciation right shall be the term of the related option.
Payment of Stock Appreciation Right Amount.   Upon the exercise of the stock appreciation right, a participant shall be entitled to receive payment in an amount determined by multiplying (i) the difference between the fair market value of the common stock on the date of exercise over the grant price of the stock appreciation right by (ii) the number of shares with respect to the which the stock appreciation right is exercised.
Stock Awards, Restricted Stock and Stock Units.   The plan administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with us or a related company or the achievement of any performance goals, as the plan administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.
Vesting of Restricted Stock and Stock Units.   Upon satisfaction of any terms, conditions and restrictions prescribed with respect to restricted stock or stock units, or upon a participant’s release from any terms, conditions and restrictions on restricted stock or stock units, as determined by the plan administrator, (i) the shares covered by each award of restricted stock shall become freely transferable by the participant subject to the terms and conditions of the plan, the instrument evidencing the award, and applicable securities laws, and (ii) stock units shall be paid in shares of common stock or, if set forth in the instrument evidencing the awards, in cash or a combination of cash and shares of common stock.
Performance Shares.   The plan administrator may grant awards of performance shares, designate to whom the performance shares are to be awarded and determine the number of performance shares and the terms and conditions of each such award. Performance shares shall consist of a unit valued by reference to a designated number of shares of common stock, the value of which may be paid to the participant by delivery of shares of common stock, or, if set forth in the instrument evidencing the awards, of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator.
Performance Units.   The plan administrator may grant awards of performance units, designate the participants to whom performance units are to be awarded and determine the number of performance units and the terms and conditions of each such award. performance units shall consist of a unit valued by reference to a designated amount of property other than shares of common stock, which value may be paid to the participant by delivery of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator, and other terms and conditions specified by the plan administrator.
Other Stock or Cash-Based Awards.   Subject to the terms of the plan and such other terms and conditions as the plan administrator deems appropriate, the plan administrator may grant other incentives payable in cash of shares of common stock under the applicable plan.
Restrictions on Transfer.   No award or interest in an award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the participant designates one or more beneficiaries on our approved form who may exercise the award or receive payment under the award after the participant’s death. During a participant’s lifetime, an award may be exercised only by the participant. Notwithstanding the foregoing, and to the extent permitted by Section 422 of the U.S. Internal Revenue Code of 1986, as amended, with respect to incentive stock options, the plan administrator, in its sole discretion, may permit a participant to assign or transfer an award, subject to such terms and conditions as the plan administrator shall specify.
Adjustment of Shares.   In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in our corporate or capital structure results in (a) outstanding shares of common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of our securities or any other company or (b) new, different or additional securities of ours or any other company being received by the holders of shares of common stock, then the plan administrator shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the plan; (ii) the maximum number and kind of securities issuable as incentive stock options; and (iii) the number and kind of securities that are subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor.
Amendment, Suspension or Termination.   The board of directors or an authorized committee thereof may amend, suspend or terminate the plan or any portion of the plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the plan; and provided, further, that the board of directors shall be required to approve any amendment that requires stockholder approval. Subject to the terms of the plan, the board of directors or an authorized committee thereof may amend the terms of any outstanding award, prospectively or retroactively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2017, to which we were a party in which the amount involved exceeded or will exceed the lesser of  $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or the consideration that we paid or received, as applicable, in connection with the transactions described below are comparable to terms available or amounts that would be paid or received, as applicable, in arms’-length transactions with parties unrelated to us.
McDowell Lease Agreement
The Petaluma HQ is leased, in part, from our one of our directors, Peter Wardenburg through his ownership interests in McDowell Group, LLC (“McDowell Group”). Mr. Wardenburg owns 50% of McDowell Group. We lease the Petaluma HQ on a month-to-month basis. In 2019, 2018 and the period from inception (March 21, 2017) to December 31, 2017 (the “2017 Stub Period”), aggregate rent expense totaled approximately $1.3 million, $1.2 million and $1.4 million, respectively.
Management Agreements
On May 12, 2017, we entered into management agreements (the “Management Agreements”) with Hawthorn Equity Partners Inc. (“Hawthorn Equity”), an affiliate of our 5% shareholder, Hawthorn LP and JAMS Holdings LLC (“JAMS”) an affiliate of our greater than 5% shareholder, Serruya Private Equity. Pursuant to the Management Agreements, Hawthorn Equity and JAMS provided us with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable to Hawthorn Equity and JAMS annually were approximately $139,000 and $711,000, respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreements, we incurred aggregate management fees and reimbursable expenses of nil, $271,000 and $542,000 for the years ended December 31, 2019 and 2018 and the 2017 Stub Period. Certain of our current directors, Chris Payne and John Tomes, are affiliates of Hawthorn LP, and certain of our former directors, Michael Serruya, Arron Serruya and Simon Serruya are affiliates of Serruya Private Equity. Total management fees paid to Hawthorn Equity for fiscal years 2019 and 2018 and the 2017 Stub Period were nil, $91,000 and $88,000, respectively. Total management fees paid to JAMS for fiscal years 2019 and 2018 and the 2017 Stub Period were nil, $180,000 and $453,000, respectively.
The Management Agreements were terminated in October 2018.
Cader Sublease
The Cader Lane Warehouse is leased, in part, from Mr. Peter Wardenburg, one of our directors, through his ownership interests in Cader Lane, LLC. Mr. Wardenburg is 50% owner of Cader Lane, LLC. We lease 31,000 square feet. The lease’s monthly payments ranged from approximately $31,000 to $73,000 per month, and terminated on June 30, 2019. Our total rent payments for fiscal years 2019 and 2018 and the 2017 Stub Period were $0.1 million, $0.6 million and $0.3 million, respectively.
Investor Rights Agreement
We have entered into the Investor Rights Agreement with the Sponsors, which provides for rights for certain of the Sponsors to nominate seven members to our board of directors, the reimbursement of expenses of members of our board of directors, certain piggyback registration rights for securities of the Sponsors, information rights, and certain consent rights related to affiliate transactions. The Investor Rights Agreement provides for three nonvoting observers who have the right, subject to certain limitations, to receive information and documentation provided to the members of our board of directors prior to meetings of the board of directors and may subsequently attend all such meetings. In addition, the Investor Rights Agreement provide the Placement Agents with the right to nominate one person to act as an observer on our board of directors and to attend all meetings of the board of directors in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that the board of directors provides to its directors at the same time and in the same matter provided to such directors. All of our directors have been appointed pursuant to the Investor Rights Agreement.
In addition, the Investor Rights Agreement provides that each of the Sponsors agrees to vote, or act by written consent with respect to, all voting securities beneficially owned by it, at each annual or special meeting of our stockholders at which directors are to be elected, or to take all actions by written consent in lieu of any such meeting as necessary, to cause the Sponsors’ designees to be elected to the board of directors.
The Merger and Concurrent Offering
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).
In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the Concurrent Offering and (ii) Hydrofarm Holdings LLC, a subsidiary of HIC, and its affiliates entered into the Loan Transactions. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of  $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in the Private Placement. In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.
The principal stockholders listed in the Principal Stockholders section of this prospectus acquired their shares of common stock in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC and the Concurrent Offering and Merger. Mr. Wardenburg, one of our directors, previously held equity interests in Hydrofarm, LLC, and rolled over all or a portion of such equity interests into shares of common stock of HIC in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC. Mr. Wardenburg held the equity interests in Hydrofarm, LLC, prior to January 1, 2016.
Registration Rights
In addition to the Registration Rights Agreement, the Investor Rights Agreement provides for piggyback registration rights to certain of the Sponsors for the shares of our common stock held by such Sponsors, but not including the securities acquired by such Sponsors in connection with the Concurrent Offering and subsequently converted to our securities pursuant to the Merger. The resale of these additional shares of our common stock will be eligible to be registered through piggyback registration rights, which may be exercised in connection with any future registration statement that is filed with the SEC other than the registration statement of which this prospectus forms a part.
Consulting Agreement
In July 2020, we entered into a consulting agreement with Mr. Rapoport, one of our directors, to serve as an advisor to our board of directors and our Chief Executive Officer. The consulting agreement includes an award of 1,000,000 restricted stock units which vests over two years in equal quarterly installments commencing after a three-month service period following the award, subject to the satisfaction of a performance-based vesting requirement. Under the consulting agreement, Mr. Rapoport’s engagement is at will.
PBCO Notes
PBCO Note 1
On May 22, 2018, we entered into a subordinated promissory note in favor of PBCO, Inc. (“PBCO”), an entity wholly-owned by Peter Wardenburg, one of our directors, in an aggregate principal amount of

$4.0 million (“PBCO Note 1”). Interest on PBCO Note 1 accrued at a rate of 8.24% per annum and PBCO Note 1 was scheduled to mature on November 12, 2022. PBCO Note 1 was subject to the terms of  (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of May 22, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of May 22, 2018. In connection with the Concurrent Offering, PBCO Note 1 was converted into 1,633,958 units in the Concurrent Offering and is of no further force or effect.
PBCO Note 2
On June 29, 2018, Hydrofarm Holdings entered into a subordinated promissory note in favor of PBCO in an aggregate principal amount of $2.0 million (“PBCO Note 2”). Interest on PBCO Note 2 accrued at a rate of 8.24% per annum and PBCO Note 2 was scheduled to mature on November 12, 2022. PBCO Note 2 was subject to the terms of  (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of June 29, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of June 29, 2018. PBCO Note 2 was repaid with proceeds from the Private Placement and is of no further force or effect.

PRINCIPAL STOCKHOLDERS
The table below provides information regarding the beneficial ownership of the common stock as of December 31, 2019, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, of  (1) each person or entity who owns beneficially 5% or more of the shares of our outstanding common stock, (2) each of our directors, (3) each of our Named Executive Officers and (4) our directors and officers as a group. Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Except as otherwise indicated, and subject to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership prior to this offering is based on 69,745,562 shares of our common stock outstanding as of June 30, 2020. Unless otherwise indicated below, the address for each beneficial owner listed is Hydrofarm Holdings Group, Inc., 2249 South McDowell Blvd., Petaluma, California, 94954.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before This Offering	Percentage of Shares Beneficially Owned After This Offering
5% Stockholders
Jack Serruya(1)	5,789,682	8.3%
Aaron Serruya(2)	5,789,682	8.3%
Michael Serruya(3)	5,789,678	8.3%
Simon Serruya(4)	5,789,682	8.3%
Directors and Named Executive Officers:
William Toler(5)	—	—	—
Terence Fitch	—	—	—
John Lindeman	—	—	—
Bob Clamp	—	—	—
Jeff Peterson	—	—	—
Peter Wardenburg(6)	7,004,606	10.0%
Chris Payne(7)	6,998,337	10.0%
Michael Rapoport(8)	10,368,045	14.9%
John Tomes(9)	6,766,754	9.7%
Adam Stern(10)	625,000	*	*
All directors and current executive officers as a group (7 persons)(10)	24,995,998	35.8%

*
Less than one percent

(1)
Represents 5,789,682 shares of our common stock and 302,829 shares of our common stock underlying warrants to purchase shares of our common stock held of record by 2208744 Ontario Inc. Mr. Jack Serruya is the natural person with voting and investment power over the shares held by 2208744 Ontario Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(2)
Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by Fruzer Inc. Mr. Aaron Serruya is the natural person with voting and investment power over the shares held by Fruzer Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(3)
Represents 5,789,678 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2118769 Ontario Inc. Mr. Michael Serruya is the natural person with voting and investment power over the shares held by 2118769 Ontario Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(4)
Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2208742 Ontario Inc. Mr. Simon Serruya is the natural person with voting and investment power over the shares held by 2208742 Ontario Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(5)
Excludes an indeterminate number of shares underlying the Series A Preferred Stock that are not calculable until the offering contemplated hereby is priced. Mr. William Toler is the natural person with voting and investment power over the shares held by Mr. William Toler. The stockholder’s address is 202 San Mateo Drive, Bonita Springs, Florida 34134.

(6)
Represents 7,004,606 shares of our common stock and 816,979 shares of common stock underlying warrants to purchase shares of our common stock held of record by Wardenburg 2009 Family Trust. Mr. Peter Wardenburg is the natural person with voting and investment power over the shares held by Wardenburg 2009 Family Trust. The stockholder’s address is 2249 S. McDowell Ext., Petaluma, CA 94954.

(7)
Represents (i) 4,648,128 shares of our common stock and 250,454 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 2,118,626 shares of our common stock and 103,483 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP and (iii) 231,583 shares of our common stock and 12,110 shares of common stock underlying warrants to purchase shares of our common stock held of record in Payne Capital Corp. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn, LP. Mr. Chris Payne is an affiliate of Hawthorn LP, Hydrofarm Co-Investment Fund LP and Payne Capital Corp. Messrs. Payne and Tomes may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. Mr. Chris Payne is the natural person with voting and investment power over the shares held by Payne Capital Corp. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(8)
Represents 10,368,045 shares of our common stock held of record in HF I Investments LLC, HF II Investments, LLC and HF III Investments, LLC. HF I Investments LLC, HF II Investments LLC, and HF III Investments LLC are affiliates of Broadband Capital Investments, LLC (“Broadband Capital”). Mr. Rapoport is an affiliate of Broadband Capital. Mr. Rapoport is the natural person with voting and investment power over the shares held by HF I Investments LLC, HF II Investments, LLC and HF III Investments, LLC. The stockholder’s address is c/o BCM X3 Holdings LLC, 9701 Collins Ave, Apt. 1902-S, Bal Harbor, Florida 33154.

(9)
Represents (i) 4,648,128 shares of our common stock and 250,454 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership and (ii) 2,118,626 shares of our common stock and 103,483 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn Limited Partnership. Mr. John Tomes is an affiliate of Hawthorn LP and Hydrofarm Co-Investment Fund LP. Messrs. Tomes and Payne may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(10)
Represents 625,000 shares of our common stock held of record by AKS Family Partners, LP. Mr. Adam Stern is the natural person with voting and investment power over the shares held by AKS Family Partners, LP. Mr. Adam Stern also holds 442,893 warrants to purchase shares of our common stock held of record by Mr. Adam Stern. The stockholder’s address is 810 7th Ave, 22nd FL, New York, NY 10019.

(11)
Mr. John Tomes and Mr. Chris Payne have shared voting power over the 6,766,754 common shares listed as beneficially owned by Mr. John Tomes, therefore the shares beneficially owned by both Mr. John Tomes and Mr. Chris Payne are counted one time for the total shares of all directors and current executive officers as a group.

DESCRIPTION OF OUR INDEBTEDNESS
The following summarizes the principal terms of the agreements that govern our existing indebtedness. See also “Risk Factors — Risks Relating to Our Indebtedness.”
Encina Revolving Credit Facility
Our wholly-owned and indirect subsidiaries, Hydrofarm, LLC (“Hydrofarm”), EHH Holdings, LLC (“EHH”), Sunblaster LLC (“SunBlaster”), SunBlaster Holdings, ULC (“SunBlaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS” and, together with SunBlaster ULC, the “Canadian Borrowers”), Hydrofarm Holdings, LLC (“Holdings”), and Hydrofarm Canada, LLC (“Hydrofarm Canada” and together with Holdings, the U.S. Borrowers (as defined therein) and the Canadian Borrowers, the “Subsidiary Obligors”) are parties to a Loan and Security Agreement with Encina Business Credit, LLC, as agent (“Encina”), and other lenders party thereto (as amended and restated to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings under an asset-based loan commitment of up to $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian Borrowers and a swingline facility of up to $2.0 million), subject to applicable borrowing base availability. Borrowings under the Encina Credit Facility are subject to an availability block of $5.0 million until certain tests have been met, which tests will commence upon the delivery of the December 2019 financial statements. Borrowings under the Encina Credit Facility are subject to variable interest rates based on certain U.S. and Canadian-based interest rates plus an applicable margin, which is determined by the average daily amount available for borrowing under the Encina Credit Facility for an applicable period. The Subsidiary Obligors are obligated to repay the amounts used under the Encina Credit Facility in full by the earlier of (i) July 11, 2022, or (ii) 90 days prior to the scheduled maturity date of the Term Loan Agreement (as defined below). A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement among Bank of America, N.A. and the Subsidiary Obligors (the “BofA Agreement”).
To secure the prompt payment and performance of obligations required under the Encina Credit Facility, the Subsidiary Obligors have granted to Encina a first-priority lien on all cash, accounts receivable and inventory of the Encina and a second-lien priority lien on all other assets and personal property of the Encina.
Furthermore, until full payment of all obligations required under the Encina Credit Facility, the Subsidiary Obligors shall not, among other things, take any of the following actions, except as permitted by the Encina Credit Facility:
•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions;

•
change its jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
authorize, enter into, or execute any agreements giving a Secured Party (as defined in the Uniform Commercial Code) control of a Deposit Account (as defined in the Uniform Commercial Code) or Securities Accounts (as defined in the Uniform Commercial Code);

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

•
guaranty or become liable for the obligations of another party;

•
make a restricted payment, including paying dividends, repaying indebtedness or purchasing, redeeming or retiring our capital stock;

•
redeem, retire, purchase or otherwise acquire any of a Subsidiary Obligors’ capital stock or other equity interests; or

•
engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof.

Under the Encina Credit Facility, the following actions, among others, could be deemed to be an “event of default” that may result in the acceleration of the due date, payment of all obligations and termination of all revolver commitments, without any action by Encina or notice of any kind.
•
Failure to pay obligations when due;

•
Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

•
A default in the performance and observance of certain covenants;

•
A guarantor repudiates, revokes or attempts to revoke its guaranty;

•
The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

•
A change of control occurs.

As of June 30, 2020, we have borrowings outstanding under the Encina Credit Facility of approximately $25.9 million, with approximately $10.7 million available for future borrowings.
Term Loan Agreement
The Subsidiary Obligors (as defined above under the description of the Encina Revolving Loan Facility) and Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) are parties to: (i) that certain Credit Agreement, dated as of May 12, 2017 among the Subsidiary Obligors and the Term Loan Lenders, as amended by that certain Amendment No. 1 to Credit Agreement dated as of September 21, 2017, that certain Amendment No. 2 to Credit Agreement dated as of November 8, 2017, that certain Forbearance Agreement and Amendment to Credit Agreement dated as of May 18, 2018, that certain Amendment No. 1 to Forbearance Agreement dated as of July 16, 2018, that certain Waiver and Amendment No. 3 to Credit Agreement dated as of August 24, 2018 (“TL Amendment No. 3”), that certain Amendment No. 4 to Credit Agreement dated as of March 15, 2019, that certain Amendment No. 5 to Credit Agreement dated as of July 11, 2019 (“TL Amendment No. 5”), and Amendment No. 6 to Credit Agreement dated as of October 15, 2019 (“TL Amendment No. 6”) and as may be further amended, amended and restated, modified or supplemented from time to time in accordance with the terms thereof  (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a $75 million term loan, with an interest rate of LIBOR plus 850 basis points and the Base Rate plus 750 basis points; provided, that at such time that the Total Net Leverage Ratio is less than 5.50:1.00, the interest rate shall be LIBOR plus 700 basis points or the Base Rate plus 600 basis points. The annual principal amortization is 2.5% of the original amount of Term Loans on the initial closing date of May 12, 2017; provided, that no amortization payments shall be made during the period commencing on June 30, 2018 and ending on the date the Fixed Charge Coverage Ratio (as defined therein) as of the last day of any two consecutive fiscal quarters shall have been not less than 1.10:1.00 (which date must be after January 1, 2020). The Subsidiary Obligors are obligated to repay the amounts used under the Term Loan Agreement in full by May 12, 2022, subject to certain terms that may require earlier payment.
To secure the prompt payment and performance of obligations required under the Term Loan Agreement and the Intercreditor Agreement (as defined below), the Subsidiary Obligors have granted the Term Loan Lenders a second-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a first-priority lien on all other assets and personal property of the Subsidiary Obligors, subject to certain exceptions.

Furthermore, until full payment of all obligations under the Term Loan Agreement, the Subsidiary Obligors shall not do, among other things, any of the following, except as permitted by the Term Loan Agreement:
•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions;

•
change its jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

•
guaranty or become liable for the obligations of another party;

•
make a restricted payment, including paying dividends, repaying indebtedness or purchasing, redeeming or retiring our capital stock;

•
redeem, retire, purchase or otherwise acquire any of a Subsidiary Obligors’ capital stock or other equity interests; or

•
engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof.

Under the Term Loan Agreement, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations, and termination of all revolver commitments would be terminated, without any action by the Term Loan Lenders or notice of any kind.
•
Failure to pay obligations when due;

•
Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

•
A default in the performance and observance of certain covenants;

•
A guarantor repudiates, revokes or attempts to revoke its guaranty;

•
The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

•
A change of control occurs.

As of June 30, 2020, we have borrowings outstanding under the Term Loan Agreement of approximately $76.8 million, excluding unamortized origination costs.
Intercreditor Agreement
Encina and Brightwood are parties to a certain intercreditor agreement, dated as of July 11, 2019, in connection with their roles as lenders to us (as amended and restated to date, the “Intercreditor Agreement”) that governs and confirms the relative priority of their respective security interests of all of our assets and property securing our obligations under the Encina Credit Facility and the Term Loan Agreement. Although

we are not a party to the Intercreditor Agreement, we acknowledged and agreed to be bound by the provisions therein and recognize all rights granted thereby to Encina and Brightwood.
Other Indebtedness
We have other indebtedness of approximately $1.3 million and $1.0 million as of December 31, 2019 and 2018, respectively, related to financing leases and term debt.
PPP Loan
On April 7, 2020, we entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3.3 million payable to JP Morgan Chase, N.A. (the “PPP Lender”) evidencing a PPP loan from the SBA (the “PPP Loan”). The PPP Loan will bear interest at a rate of 1% per annum. No payments will be due on the PPP Loan during a six month deferral period commencing on April 7, 2020. Commencing one month after the expiration of the deferral period, and continuing on the same day of each month thereafter until the maturity date of the PPP Loan, we are obligated to make monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the PPP Loan by the maturity date. The maturity date is April 7, 2022. The PPP Loan contains customary borrower default provisions and lender remedies, including the right of the PPP Lender to require immediate repayment in full the outstanding principal balance of the PPP Loan with accrued interest. The principal amount of the PPP Loan is subject to forgiveness under the PPP upon our request to the extent that PPP Loan proceeds are used to pay expenses permitted by the PPP, including payroll, rent, and utilities. The PPP Lender may forgive interest accrued on any principal forgiven if the SBA pays the interest. There can be no assurance that any part of the PPP Loan will be forgiven, however, we are evaluating the option to repay the PPP loan in advance of the consummation of the offering contemplated hereby.

DESCRIPTION OF CAPITAL STOCK
Our Certificate of Incorporation authorizes us to issue:
•
300,000,000 shares of common stock, par value $0.0001 per share; and

•
50,000,000 shares of preferred stock, par value $0.0001 per share.

As of June 30, 2020 we had issued and outstanding 69,745,562 shares of our common stock and 7,725,045 shares of our Series A Preferred Stock.
The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. A copy of our Certificate of Incorporation may be obtained from us upon written request.
Common Stock
Voting.   The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).
Dividends.   The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock. As of the date of this prospectus, we may not declare a dividend in light of the Encina Credit Facility and the Term Loan Agreement.
Liquidation Rights.   In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.
Preemptive and Similar Rights.   The holders of our common stock have no preemptive or similar rights.
Preferred Stock
We are authorized to issue up to 50,000,000 shares of ”blank check” preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in our control, all without further action by our stockholders. We currently do not have any shares of preferred stock outstanding.
Series A Preferred Stock
On December 13, 2019, we designated fifteen million (15,000,000) shares of our previously authorized 50,000,000 shares of preferred stock, par value of $0.0001 per share, as Series A Preferred Stock with the following rights and terms:
Voting.   The holders of our Series A Preferred Stock are entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. The holders of our Series A Preferred Stock shall vote together with the holders of our common stock as a single class and on an as-converted to common stock basis.
Dividends.   The holders of our Series A Preferred Stock are entitled to receive accruing dividends at a rate per annum of (i) 10% of $3.50 per share from and after December 31, 2019 (the “Initial Issuance Date”), (ii) 11% of $3.50 per share from and after September 30, 2020, and (iii) 12% of $3.50 per share from and after June 30, 2021. Such dividends shall accrue from day to day, whether or not declared, and shall be cumulative, however, such dividends shall only be payable if declared by our board of directors (at its sole discretion). The holders of our Series A Preferred Stock will have priority as to such dividends over our holders of common stock.
Liquidation Rights.   In the event of our liquidation, dissolution or winding-up, the holders of our Series A Preferred Stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities. The holders of our Series A Preferred Stock have a liquidation preference over holders of our common stock.
Preemptive Rights.   The holders of our Series A Preferred Stock have no preemptive rights.
Liquidity Rights.   If we have not consummated an initial public offering by the 18 month anniversary of the Initial Issuance Date, then the holders of at least a majority of the outstanding shares of Series A Preferred Stock can request that we pursue one of the following options (at the board of director’s full discretion): (i) that we redeem all of the issues and outstanding Series A Preferred Stock for $3.50 per share plus the amount of all accrued and unpaid dividends, (ii) that we initiate a process with a view to our sale via merger, asset sale or such other sale mechanism, or (iii) that we initiate a process with a view to our consummating an initial public offering even if such initial public offering would not meet the requirements of a Qualified IPO.
“Qualified IPO” means a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $75 million of gross proceeds.
Conversion Rights.   Upon the closing of a Qualified IPO, all outstanding shares of our Series A Preferred Stock shall automatically be converted into shares of our Common stock at the lesser of (x) the then Series A Conversion Price (as defined in the Certificate of Designation), or (y) the then effective Discounted Qualified IPO Price. Each share of Series A Preferred Stock shall also be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) share of common stock, subject to certain adjustments. We expect this offering to be a Qualified IPO.
“Discounted Qualified IPO Price” means, with respect to each share of Series A Preferred Stock, the amount calculated by multiplying the price at which the shares of common stock were sold by us to the public in the Qualified IPO by 0.8 (the “Multiplier”), provided that commencing 270 days after the Initial Issuance Date, the Multiplier shall be decreased to 0.79 and shall be decreased by an additional 0.01 every thirty (30) days thereafter, provided that the Multiplier shall not decrease below 0.75.
Protective Provisions.   Consent of the holders of at least 50% of the outstanding shares of Series A Preferred Stock is required for any amendment or change of the rights, preferences, privileges, or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock.
Warrants
As of June 30, 2020, we had issued and outstanding warrants to purchase 11,357,114 and 1,742,955 shares of our common stock, the “Investor Warrants” and the “Placement Agent Warrants”, respectively.
The Investor Warrants
General Terms.   The Investor Warrants are exercisable for common stock at an initial exercise price equal to $5.00 per share. The exercise price and the number of securities issued upon exercise of the Investor Warrants are subject to adjustment for stock splits, stock dividends and similar events.
Exercisability.   The Investor Warrants are exercisable commencing the earliest of: (x) the effectiveness of a resale registration statement, (y) the closing of any initial public offering of our common stock, or (z) the closing of any other transaction or set of events that results in us (or the surviving corporation in connection with such transaction) being (or remaining) subject to the reporting requirements of the Exchange Act (any of the foregoing, a “Public Event”). The Investor Warrants will expire three years from the effective date of any Public Event.
The Investor Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Investor Warrants. No fractional shares will be issued upon the exercise of the Investor Warrants. The Investor Warrants may be exercised on a “cashless” basis if at any time after 180 days following the date that a resale registration statement is publicly filed with the commission, the registration statement covering the resale of the shares of our common stock issuable upon exercise of the Investor Warrants by the investors is not effective with the SEC.
Redemption.   The Investor Warrants may be called by us upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice at any time provided that, at the time of delivery of such notice (i) there is an effective registration statement covering the resale of the shares of common stock underlying the Investor Warrants, and (ii) the VWAP of our common stock for twenty (20) consecutive trading days prior to the date of the notice of redemption is at least $7.50, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events. The Placement Agents for the Private Placement shall receive a warrant solicitation fee equal to 5% of the funds solicited by the placement agents upon the exercise of the Investor Warrants if we elect to call the Investor Warrants.
If we elect to call the Investor Warrants (or any other warrant) for redemption, we must also call all other warrants (other than the Placement Agent Warrants) for redemption on the terms described above.
The Placement Agent Warrants
The Placement Agent Warrants have substantially similar terms to the Investor Warrants except that (i) the exercise price for 1,161,977 and 580,978 of the Placement Agent Warrants is equal to $2.50 per share and $5.00 per share, respectively, (ii) the Placement Agent Warrants may be exercised on a “cashless basis,” (iii) there is no optional redemption feature allowing us to redeem the Placement Agent Warrants prior to the expiration date of the Placement Agent Warrants and (iv) there is a change of control provision proving the holders of the Placement Agent Warrants, upon a change of control (as defined in the Placement Agent Warrants), with the right to acquire and receive upon exercise of the Placement Agent Warrant in lieu of the shares of our common stock underlying the Placement Agent Warrants, such shares of stock, securities of assets (including cash) that a holder of shares of our common stock deliverable upon exercise of the Placement Agent Warrants would have been entitled to receive in a such transaction as if the Placement Agent Warrants had been exercised immediately prior to the transaction constituting such change of control.
Warrant Holder Not a Stockholder
The Investor Warrants and Placement Agent Warrants do not confer upon the holders thereof any voting, dividend or other rights as our stockholders.
Equity Incentive Plans
2019 Equity Incentive Plan
As of June 30, 2020, we had 2,750,648 shares of common stock issuable upon vesting of restricted stock units under our 2019 Equity Incentive Plan and 736,631 shares of common stock authorized for future issuance under the 2019 Equity Incentive Plan.
2018 Equity Incentive Plan
As of June 30, 2020, we had 7,464,020 shares of common stock issuable upon vesting of restricted stock units or exercise of options outstanding under our 2018 Equity Incentive Plan at a weighted average exercise price of  $2.50 per share and 1,254,176 shares of common stock authorized for future issuance under the 2018 Equity Incentive Plan.
Registration Rights Agreement
In connection with our Private Placement, we entered into a Registration Rights Agreement pursuant to which we are obligated to register with the SEC the shares of our common stock that were acquired by certain stockholders in the Private Placement as well as the shares of common stock issuable upon exercise of the Investor Warrants. The following description is a summary only of material provisions of the Registration Rights Agreement.

The Registration Rights Agreement contains certain holdback provisions relating to Transfers (as defined in the Registration Rights Agreement) of Registrable Securities (as defined therein) by holders of such securities. Pursuant to such provisions, a holder of Registrable Securities will be not be able to fully Transfer all Registrable Securities until such date that is three (3) months from the date of effectiveness of the Resale Registration Statement. Specifically, a holder shall be permitted to transfer up to 50% of Registrable Securities held at any time on or after the effectiveness of the Resale Registration Statement and following such date, a holder shall be entitled to Transfer the balance of all Registrable Securities held by such holder on or after the end of three (3) months following the effectiveness of the Resale Registration Statement. The foregoing holdback provisions shall be terminated in the event the closing price of our common stock is $10.00 or above for 20 consecutive trading days.
Forum Selection
Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum to the fullest extent permitted by law for state law claims (i) for any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim against us or any current or former director, officer, or other employee or stockholder of ours arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine, in each such case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of this forum selection clause. This provision does not apply to actions arising under the Exchange Act or the Securities Act.
Anti-Takeover Provisions
Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but unissued shares.   The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Stockholder action by written consent.   Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as 2118769 Ontario Inc., Fruzer Inc., 2208742 Ontario Inc., 2208744 Ontario Inc., HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.

Special meetings of stockholders.   Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.
Advance notice requirements for stockholder proposals and director nominations.   Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws.   The Delaware General Corporation Law (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provides that with respect to the powers of stockholders to make, alter, amend or repeal the Bylaws, and notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the stockholders of any particular class or series required by law, the Bylaws or any series of preferred stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares entitled to vote generally in an election of directors, voting together as a single class, shall be required to make, alter, amend or repeal the Bylaws.
Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation and Bylaws provides indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of our or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.
Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212)-509-4000.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding stock options, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering, including shares of common stock issued upon conversion of the Series A Preferred Stock, will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act.
We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition,       shares of common stock that are either subject to outstanding stock options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell the common stock held by such person, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).
Beginning 90 days after the date of this prospectus, a person who is one of our affiliates, or has been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell his or her securities, provided that he or she sells an amount that does not exceed 1% of the number of shares of our common stock then outstanding (or, if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale), subject to the continued availability of current public information about us, compliance with certain manner of sale provisions, and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.
Upon expiration of the lock-up periods described below,       shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.
Lock-Up Agreements
We, along with our directors and executive officers and substantially all of our other stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any stock option to purchase, make any short sale or otherwise dispose of any shares of our common stock (including any shares issued in this offering or other issuer-directed shares), or any stock options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or later acquired, owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.
Rule 701
In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or stock option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
Registration Rights
Pursuant to our Investor Rights Agreement, after the completion of this offering, the holders of up to          shares of our common stock, including         shares underlying outstanding warrants, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights Agreement” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:
•
a non-resident alien individual;

•
a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•
a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.
This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. taxes, or any other aspect of any U.S. federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
•
insurance companies;

•
tax-exempt or governmental organizations;

•
financial institutions;

•
brokers or dealers in securities;

•
regulated investment companies;

•
pension plans;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•
persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock;

•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•
certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.
Distributions on Our Common Stock
As indicated in the “Dividend Policy” section of this prospectus, we have never declared or paid cash dividends on any of our capital stock and currently intend to retain all available funds and any future earnings to fund the development and growth of our business.
In the event that we do make distributions, subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements — FATCA”, distributions paid on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.”
Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for such lower rate of U.S. withholding tax as may be specified under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.
Gain on Sale or Other Taxable Disposition of Our Common Stock
Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements — FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•
the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or
•
we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market, as defined by applicable U.S. Treasury Regulations, and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders should consult their own tax advisors about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Backup Withholding and Information Reporting
We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.
Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.
Withholding and Information Reporting Requirements — FATCA
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of gross proceeds of sales or other dispositions of our common stock, although under recently proposed U.S.

Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed U.S. Treasury Regulations pending finalization), no withholding will apply to such payments of gross proceeds. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters.             and             are acting as representatives. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares

Total
The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $       per share. Any such dealers may resell shares to certain other brokers and dealers at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters will have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $       per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             .
We have agreed to reimburse the underwriters for certain expenses of up to $      related to clearance of this offering with FINRA.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file, with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of         for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.
Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of up to 180 days after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of           , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, the lock-up securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “lock-up securities”) (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any lock-up securities or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The lock-up agreements are subject to specified exceptions.
We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We will apply to have our common stock approved for listing/quotation on the Nasdaq Global Select Market under the symbol “         ”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or other customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
A.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the bookrunner for any such offer; or

C.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the bookrunner have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of the Laws of Hong Kong (the “SFO”), and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(i) to an institutional investor (as defined in Section 274A of the Securities and Futures Act, (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA;
(ii) to a relevant person (as defined in Section 275(1) of the SFA) or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Australia
This document:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP.
EXPERTS
The consolidated financial statements of Hydrofarm Holdings Group, Inc. as of and for the year ended December 31, 2019 included in this prospectus and the related 2019 financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of FASB ASC Topic 842, Leases). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Hydrofarm Holdings Group, Inc. as of and for the year ended December 31, 2018 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon effectiveness of the registration statement of which this prospectus forms a part, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.
Our website address is www.hydrofarm.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HYDROFARM HOLDINGS GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Hydrofarm Holdings Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hydrofarm Holdings Group, Inc. and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ equity, and cash flows, for the year ended December 31, 2019, and the related notes and Schedule II listed in the Index to Consolidated Financial Statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 4 to the consolidated financial statements, effective January 1, 2019, the Company adopted FASB ASC Topic 842, Leases, using the modified retrospective approach. Our opinion is not modified with respect to this matter.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Francisco, California
August 14, 2020
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hydrofarm Holdings Group, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Hydrofarm Holdings Group, Inc. (the “Company”) as of December 31, 2018, and the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Chartered Professional Accountants
Licensed Public Accountants
We have served as the Company’s auditor since 2018.
Toronto, Ontario
May 10, 2019

Hydrofarm Holdings Group, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share amounts)
	Pro Forma Stockholders’ Equity as of December 31, 2019	December 31,
		2019	2018
	(unaudited)
Assets
Current assets:
Cash and cash equivalents		$22,866	$27,923
Restricted cash		9,991	—
Accounts receivable, net		15,246	15,566
Inventories		50,228	53,200
Notes receivable		4,796	2,000
Prepaid expenses and other current assets		1,840	1,903
Total current assets		104,967	100,592
Property and equipment, net		3,550	4,490
Operating lease right-of-use assets		18,521	—
Intangible assets, net		57,406	68,369
Other assets		1,207	960
Total assets		$185,651	$174,411
Liabilities, convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable		$17,224	$17,064
Accrued expenses and other current liabilities		9,188	6,704
Current portion of lease liabilities		3,181	—
Current portion of long-term debt		34,827	20,096
Total current liabilities		64,420	43,864
Long-term lease liabilities		15,786	—
Long-term debt		73,105	80,424
Deferred tax liabilities		—	881
Other long-term liabilities		1,160	1,698
Total liabilities		154,471	126,867
Commitments and contingencies (Note 16)
Convertible preferred stock ($0.0001 par value; 50,000,000 shares authorized and 7,007,429 issued and outstanding at December 31, 2019; [ ] shares issued and outstanding on a pro forma basis)	[ ]	21,802	—
Stockholders’ equity
Common stock ($0.0001 par value; 350,000,000 and 300,000,000 shares authorized at December 31, 2019 and 2018, respectively; 69,745,562 shares issued and outstanding at December 31, 2019 and 2018; [ ] shares issued and outstanding on a pro forma basis)	[ ]	7	7
Additional paid-in capital	[ ]	156,174	155,966
Accumulated other comprehensive loss	[ ]	(144)	(1,853)
Accumulated deficit	[ ]	(146,659)	(106,576)
Total stockholders’ equity	[ ]	9,378	47,544
Total liabilities, convertible preferred stock and stockholders’ equity		$185,651	$174,411

The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share amounts)
	Years ended December 31,
	2019	2018
Net sales	$235,111	$211,813
Cost of goods sold	208,025	187,743
Gross profit	27,086	24,070
Operating expenses:
Selling, general and administrative	43,784	42,229
Impairment, restructuring and other	10,035	7,169
Loss from operations	(26,733)	(25,328)
Interest expense	(13,467)	(11,606)
Loss on debt extinguishment	(679)	—
Other income, net	105	995
Loss before tax	(40,774)	(35,939)
Income tax benefit	691	397
Net loss	(40,083)	(35,542)
Net loss attributable to non-controlling interest	—	(2,650)
Net loss attributable to Hydrofarm Holdings Group, Inc.	$(40,083)	$(32,892)
Basic and diluted net loss per share attributable to common stockholders (2018 assumes retroactive conversion of non-controlling interest into controlling interest)	$(0.57)	$(0.69)
Weighted-average shares used to compute basic and diluted net loss per share attributable to common stockholders	69,745,562	51,883,059
Basic and diluted pro forma net loss per share attributable to common stockholders (unaudited)	[ ]
Weighted-average shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)	[ ]
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Years ended December 31,
	2019	2018
Net loss	$(40,083)	$(35,542)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	1,709	(2,418)
Total comprehensive loss	(38,374)	(37,960)
Comprehensive loss attributable to non-controlling interest	—	(2,828)
Comprehensive loss attributable to Hydrofarm Holdings Group, Inc.	$(38,374)	$(35,132)
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(In thousands, except for share amounts)
			Controlling Interest
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2017	—	$—	37,660,681	$4	$90,806	$484	$(62,074)	$29,220	$4,071	$33,291
Exchange of new shares for non-controlling interest in subsidiary	—	—	5,370,648	1	12,949	(97)	(11,610)	1,243	(1,243)	—
Concurrent Offering of shares and warrants for cash	—	—	4,460,659	—	11,146	—	—	11,146	—	11,146
Concurrent Offering of shares and warrants for conversion of loan from related party	—	—	1,633,958	—	4,088	—	—	4,088	—	4,088
Reverse merger with Hydrofarm Holdings Group, Inc. as accounting acquiree	—	—	4,000,000	—	1	—	—	1	—	1
Offering of shares and warrants for cash	—	—	16,619,616	2	41,497	—	—	41,499	—	41,499
Offering and Concurrent Offering costs	—	—	—	—	(4,521)	—	—	(4,521)	—	(4,521)
Net loss	—	—	—	—	—	—	(32,892)	(32,892)	(2,650)	(35,542)
Foreign currency translation loss	—	—	—	—	—	(2,240)	—	(2,240)	(178)	(2,418)
Balance, December 31, 2018	—	—	69,745,562	7	155,966	(1,853)	(106,576)	47,544	—	47,544
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs of $1,274	4,825,346	15,615	—	—	—	—	—	—	—	—
Issuance of Series A Convertible Preferred Stock upon conversion of debt	2,182,083	7,637	—	—	—	—	—	—	—	—
Receivable exchanged for issuance of Series A Convertible Preferred Stock	—	(1,450)	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	208	—	—	208	—	208
Net loss	—	—	—	—	—	—	(40,083)	(40,083)	—	(40,083)
Foreign currency translation gain	—	—	—	—	—	1,709	—	1,709	—	1,709
Balance, December 31, 2019	7,007,429	$21,802	69,745,562	$7	$156,174	$(144)	$(146,659)	$9,378	$—	$9,378
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Years ended December 31,
	2019	2018
Operating activities
Net loss	$(40,083)	$(35,542)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	6,995	8,260
Provision for doubtful accounts	933	534
Provision for (benefit from) inventory obsolescence	707	(824)
Stock-based compensation expense	208	—
Amortization of inventory step-up of basis	—	798
Impairment charges	5,390	2,716
Non-cash operating lease expense	3,650	—
Amortization of deferred financing costs	967	643
Loss on debt extinguishment	679	—
Interest expense and fees capitalized to principal of long-term debt	9,644	6,883
Payment of interest expense and fees capitalized to principal of long-term debt	(2,360)	—
Deferred income tax benefit	(718)	(899)
Other	105	(22)
Changes in assets and liabilities:
Accounts receivable	(620)	6,821
Inventories	2,725	22,043
Prepaid expenses and other current assets	(9)	509
Other assets	494	560
Accounts payable	(1,199)	(5,652)
Accrued expenses and other current liabilities	2,364	(3,079)
Lease liabilities	(3,297)	—
Other long-term liabilities	123	688
Net cash (used in) provided by operating activities	(13,302)	4,437
Investing activities
Purchases of property and equipment	(768)	(1,343)
Issuance of notes receivable	(3,050)	(2,000)
Other	—	31
Net cash used in investing activities	(3,818)	(3,312)
Financing activities
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs	14,165	—
Proceeds from issuance of convertible debt	7,532	—
Borrowings under revolving credit facilities	256,862	192,903
Payments of deferred financing costs	(1,697)	—
Repayments of long-term debt and revolving credit facilities	(256,785)	(220,309)
Payments made on financing leases	(177)	—
Proceeds from Offering and Concurrent Offering	—	52,645
Payments of offering costs on Offering and Concurrent Offering	—	(4,521)
Proceeds from loans from related party	—	6,000
Payments of loans from related party	—	(2,000)
Other	—	798
Net cash provided by financing activities	19,900	25,516
Effect of exchange rate changes on cash and cash equivalents	2,154	(924)
Net increase in cash, cash equivalents and restricted cash	4,934	25,717
Cash, cash equivalents and restricted cash at beginning of year	27,923	2,206
Cash, cash equivalents and restricted cash at end of year	$32,857	$27,923
Non-cash investing and financing activities
Issuance of Series A Convertible Preferred Stock upon conversion of debt and accrued interest	$7,637	$—
Receivable related to issuance of Series A Convertible Preferred Stock	$1,450	$—
Deferred financing costs capitalized to principal of long-term debt	$615	$—
Property and equipment acquired under finance lease obligation	$251	$279
Conversion of loan from related party to common shares	$—	$4,088
Supplemental information
Cash paid for interest	$5,492	$4,710
Cash paid for income taxes	$63	$613
The accompanying notes are an integral part of the consolidated financial statements.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
1.
DESCRIPTION OF THE BUSINESS

Introduction
Hydrofarm Holdings Group, Inc. and its subsidiaries (collectively, the “Company”) were formed to acquire and continue the business of Hydrofarm, LLC which, since 1977, has been in the distribution and manufacturing of indoor garden and hydroponics products. The Company was organized under the laws of the State of Delaware and currently maintains its headquarters in Petaluma, California. Products offered include agricultural lighting devices, indoor climate control equipment, hydroponics and nutrients, and plant additives.
Prior to the fall of 2018, the legal parent of Hydrofarm, LLC, the primary operating subsidiary, was Hydrofarm Investment Corp. As discussed further below under “Recapitalization and reverse merger in 2018”, Hydrofarm Investment Corp. underwent a recapitalization and reverse merger in a series of transactions in which Hydrofarm Holdings Group, Inc., a shell company, became the legal parent.
Formation Transaction on May 12, 2017
Hydrofarm Investment Corp. was formed on March 21, 2017, and had no operations, assets or liabilities prior to its capitalization on May 12, 2017. On May 12, 2017, Hydrofarm Investment Corp. raised $90,810 in cash and incurred transaction costs of $3,185 in exchange for 37,660,681 newly issued shares of common stock from a group of third party investors, borrowed $75,000, less transaction costs of $1,666, on a new term loan (the “Term Loan”) with Brightwood Loan Services, LLC (“Brightwood”), and drew $27,186 of available funds from a revolving line of credit facility (“BofA Credit Facility”) with Bank of America N.A. (“Bank of America”), for total net proceeds of $188,145. The proceeds were used to acquire an 87.5% interest in Hydrofarm Holdings LLC, a newly formed entity and intermediate parent of Hydrofarm, LLC. Separately, an investor in Hydrofarm, LLC acquired a direct 12.5% interest in Hydrofarm Holdings LLC valued at $12,950 (this interest was presented as a non-controlling interest in the Company at the time of transaction until it was exchanged for shares in the Company as discussed below under “Recapitalization and reverse merger in 2018”). The Company, through its subsidiary, Hydrofarm Holdings LLC, then acquired Hydrofarm, LLC from its members for $201,095, and Hydrofarm, LLC became an indirect subsidiary of the Company.
As a result of the 87.5% change in control of Hydrofarm, LLC, the acquisition was accounted for by the Company as a business combination. Under this method, consideration transferred is measured at fair value which is calculated as the sum of the acquisition date consideration plus the fair value of any obligations incurred.
These transactions are collectively referred to as the “Formation Transaction.”
Recapitalization and reverse merger in 2018
The Offering
In the fall of 2018, Hydrofarm Holdings Group, Inc., previously a shell entity with nominal assets and liabilities and 4,000,000 shares of common stock outstanding, completed a private placement (the “Offering”) of units offered to third party investors at a price of $2.50 each. Each unit consisted of one share of common stock and a warrant entitling the holder to purchase one-half (1/2) share of common stock at an exercise price of $5.00 per common share (the “Units”). The Offering raised $41,499 (excluding fees and expenses) for 16,619,616 Units.
The Concurrent Offering and reverse merger
At approximately the same time as, and in relation to, the Offering, Hydrofarm Holdings Group, Inc. offered to investors in Hydrofarm Investment Corp. Units with the same terms as those in the Offering (the

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
“Concurrent Offering”). Hydrofarm Holdings Group, Inc. raised $15,234 in the Concurrent Offering. Consideration consisted of $11,146 in cash for 4,460,659 Units and the conversion to Units of a $4,000 loan outstanding plus accrued interest of $88 from a related party for 1,633,958 Units (excluding fees and expenses).
On August 28, 2018, in connection with the Offering and Concurrent Offering, in a series of concurrent transactions, the shareholders in Hydrofarm Investment Corp. and the holder of the non-controlling interest (“NCI”) in Hydrofarm Holdings LLC exchanged all of the holder’s interests for 43,031,329 shares of Hydrofarm Holdings Group, Inc.’s common stock which, along with 6,094,617 shares issued in the Concurrent Offering, totaled 49,125,946 shares and represented a 70.4% controlling interest. The exchange ratio for the 43,031,329 shares was one Hydrofarm Holdings Group, Inc. common share for 0.4147 Hydrofarm Investment Corp. common share. As a result of the exchange, Hydrofarm Investment Corp. and its subsidiaries became wholly-owned subsidiaries of Hydrofarm Holdings Group, Inc. Hydrofarm, LLC continues as the principal operating subsidiary. Since this exchange was a common control transaction, the carrying value of the NCI was transferred to controlling interest allocated between paid in capital and the NCI’s share of accumulated losses at net book value. The transaction was treated as a tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986, as amended.
Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, since the members of Hydrofarm Investment Corp. prior to the exchange continued to hold a controlling interest in Hydrofarm Holdings Group, Inc. after the exchange (e.g., there was no change in control of Hydrofarm Investment Corp.), Hydrofarm Investment Corp. is deemed to be the “accounting acquirer” and Hydrofarm Holdings Group, Inc. is deemed to be the “accounting acquiree.” From an accounting perspective, the consolidated financial statements of the combined entity represent a continuation of the financial position and results of operations of the accounting acquirer/legal acquiree. Accordingly, the historical cost basis of assets, liabilities, capital and accumulated deficit of Hydrofarm Investment Corp. as the accounting acquirer/legal acquiree are carried over to the consolidated financial statements of the merged company.
Hydrofarm Holdings Group, Inc. had no assets prior to the merger except $1 in cash, and no liabilities or operations; accordingly, it is considered a “shell company” which does not meet the definition of a “business” under ASC 805. For accounting purposes, mergers of operating companies into shell companies are considered to be capital transactions rather than business combinations. These transactions are equivalent to the issuance of stock by the private company for the net monetary assets, if any, of the shell corporation, accompanied by a recapitalization. The accounting for the transaction is identical to that resulting from a reverse acquisition, except that goodwill or other intangible assets would not be recognized. Since Hydrofarm Holdings Group, Inc. was a shell company, there is no accounting basis associated with the 4,000,000 shares of Hydrofarm Holdings Group, Inc. common stock deemed acquired in the merger other than the $1 in cash.
Consolidated financial statements prepared following a reverse merger are issued under the name of the legal parent (accounting acquiree) and are a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment. The adjustment retroactively states the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Accordingly, the share and stated capital of Hydrofarm Investment Corp. have been retroactively adjusted in these consolidated financial statements and footnotes using the exchange ratio established in the merger agreements to reflect the number of shares of Hydrofarm Holdings Group, Inc. issued in the exchange.
For convenience hence-forth here-in, the consolidated financial statements for periods prior to the exchange are referred to as those of the “Company” unless otherwise noted.
Warrants issued to placement agents
As part of the Offering and Concurrent Offering, placement agents were issued warrants to purchase 1,742,955 shares of common stock in the Company of which 580,978 shares subject to warrants are exercisable

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
at a price of $5.00 per share and 1,161,977 shares subject to warrants are exercisable at a price of $2.50 per share. The placement agent warrants are exercisable only upon exercise of the investor warrants issued in the Offering and Concurrent Offering. The aggregate fair value of the placement agent warrants of $781 has been accounted for as an increase and a decrease to accumulated paid in capital for the issuance of the instrument within Offering and Concurrent Offering costs as an offset to the proceeds from the offering as transaction costs.
The following is a summary of the aggregate shares of common stock and shares subject to warrants issued as part of the Offering and Concurrent Offering:
	Common Stock	Shares Subject to Warrants
Offering	16,619,616	8,309,807
Concurrent Offering	4,460,659	2,230,329
Conversion of Loan	1,633,958	816,978
Subtotal	22,714,233	11,357,114
Placement agent warrants	—	1,742,955
Total	22,714,233	13,100,069

2.
ADJUSTMENTS TO PRIOR PERIOD FINANCIAL STATEMENTS

The consolidated balance sheet, statement of operations, statement of other comprehensive loss, and statement of cash flows as of and for the year ended December 31, 2018 (“2018”) have been adjusted from the previously issued presentation to (a) conform certain classifications to the year ended December 31, 2019 (“2019”) presentation, which management believes better align with those classifications used by other entities in businesses similar to the Company’s business and (b) adjust the 2018 consolidated financial statements for certain immaterial errors, individually and in aggregate. The adjustments were primarily to (i) properly accrue for certain discounts and expenses, including a settlement with a distributor (see Note 16, Purchase Commitments), (ii) write-off contingent consideration related to an earn-out, (iii) properly record depreciation expense for select long-lived assets, (iv) properly reflect sales cut-off at year-end and (v) properly classify deferred tax assets and tax expenses for all the aforementioned adjustments. The Company has also adjusted the disclosures in Note 6, Accounts Receivable, Net and Inventories, Note 9, Property and Equipment, Note 10, Intangible Assets and Goodwill, and Note 11, Accrued Expenses and Other Current Liabilities for the impact of the reclassifications and adjustments to 2018 disclosures.
The following tables reconciles the previously reported amounts as of and for the year ended December 31, 2018 to amounts reported in the accompanying consolidated financial statements:

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Consolidated balance sheet amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Accounts receivable, net	$16,097	$—	$(531)	$15,566
Inventories, net	53,763	(929)	366	53,200
Notes receivable	—	2,000	—	2,000
Prepaid expenses and other current assets	3,403	(1,071)	(429)	1,903
Total current assets	101,186	—	(594)	100,592
Property and equipment, net	5,446	—	(956)	4,490
Other assets	531	—	429	960
Total assets	175,532	—	(1,121)	174,411
Accrued expenses and other current liabilities	7,231	—	(527)	6,704
Total current liabilities	44,391	—	(527)	43,864
Deferred tax liabilities	2,342	—	(1,461)	881
Other long-term liabilities	590	—	1,108	1,698
Total liabilities	127,747	—	(880)	126,867
Accumulated deficit	(106,335)	—	(241)	(106,576)
Total stockholders’ equity	47,785	—	(241)	47,544
Total liabilities, convertible preferred stock and stockholders’ equity	175,532	—	(1,121)	174,411
Consolidated statement of operations amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Net sales	$212,464	$—	$(651)	$211,813
Cost of goods sold	183,690	2,813	1,240	187,743
Gross profit	28,774	(2,813)	(1,891)	24,070
Operating expenses:
Salaries and benefits	16,463	(16,463)	—	—
Marketing	2,584	(2,584)	—	—
General and administrative	18,668	(18,668)	—	—
Selling, general and administrative	—	42,055	174	42,229
Depreciation and amortization	7,170	(7,170)	—	—
Impairment, restructuring and other charges	3,244	4,453	(528)	7,169
Loss from operations				25,328
Interest expense	11,606	—	—	11,606
Other expense (income), net	4,238	(4,436)	(797)	(995)
Net loss before tax	(35,199)	—	(740)	(35,939)
Income tax (expense) benefit	(102)	—	499	397
Net loss	$(35,301)	$—	$(241)	$(35,542)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Consolidated statement of other comprehensive loss amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Net loss	$(35,301)	$—	$(241)	$(35,542)
Other comprehensive loss
Foreign currency translation loss	(2,418)	—	—	(2,418)
Total comprehensive loss	(37,719)	—	(241)	(37,960)
Comprehensive loss attributable to non-controlling interest	(2,828)	—	—	(2,828)
Comprehensive loss attributable to Hydrofarm Holdings Group, Inc.	$(34,891)	$—	$(241)	$(35,132)
Consolidated statement of cash flows amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Operating activities
Net loss	$(35,301)	$—	$(241)	$(35,542)
Depreciation and amortization	7,170	—	1,090	8,260
Provision for (benefit from) inventory obsolescence	724	—	(1,548)	(824)
Impairment charges	3,244	—	(528)	2,716
Deferred income tax benefit	—	34	(933)	(899)
Accounts receivable	6,290	—	531	6,821
Inventories	21,203	(342)	1,182	22,043
Prepaid expenses and other current assets	(262)	342	429	509
Other assets	989	—	(429)	560
Accrued expenses and other current liabilities	(2,656)	104	(527)	(3,079)
Deferred tax liabilities	138	(138)	—	—
Other long-term liabilities	(420)	—	1,108	688
Net cash provided by operating activities	4,303	—	134	4,437
Investing activities
Proceeds from sale of property plant and equipment	538	(538)	—	—
Investment in computer software	(372)	372	—	—
Acquisitions, including shell company through reverse merger, net of cash acquired	(1)	1	—	—
Other	—	165	(134)	31
Net cash used in investing activities	(3,178)	—	(134)	(3,312)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
3.
GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business within one year after the date the consolidated financial statements are available to be issued. Management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
As described in Note 12, Debt, the BofA Credit Facility was replaced with another facility from Encina Business Credit, LLC (“Encina”) in July 2019 (the “Encina Credit Facility”). Among other provisions in the new agreement, the financial covenant tests were negotiated to more appropriately reflect the business model as it existed in mid-2019. In September and October of 2019, the Company received proceeds of $7,532 (less issuance costs of $552) from the issuance of debt convertible into preferred stock. In addition, certain sales growth and expense rationalization initiatives were successfully implemented in 2019, which increased sales and stabilized expenses. To improve the Company’s capitalization, in December 2019 and in January and February 2020, proceeds of $17,958, net of offering costs, were raised from the issuance of convertible preferred stock; at the time of the offering, convertible preferred stock was issued in exchange for the outstanding convertible debt.
Based on management’s evaluation, the Company expects that, as of the date these consolidated financial statements are available to be issued, its present financial resources, together with the net proceeds received from the issuance of the convertible preferred stock and loans in 2020, will be sufficient to meet its obligations as they come due and to fund its operations for at least 12 months after the date the consolidated financial statements are available to be issued. Accordingly, the conditions that previously raised substantial doubt about the Company’s ability to continue as a going concern as of the date of issuance of the Company’s December 31, 2018 consolidated financial statements have been alleviated.
4.
BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries and any entities in which it maintains a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates include provisions for sales returns, rebates and claims from customers, realization of accounts receivable and inventories, valuation of intangible assets and goodwill, valuation of stock and warrants issued in private placements, valuation of stock-based compensation and recognition of deferred income taxes, recognition of liabilities related to commitments and contingencies and valuation allowances. Actual results may differ from these estimates. On an ongoing basis, the Company reviews its estimates to ensure that these estimates appropriately reflect changes in its business or new information available.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Unaudited pro forma balance sheet information
The accompanying unaudited pro forma balance sheet information as of December 31, 2019 assumes conversion of the outstanding shares of convertible preferred stock into shares of common stock in connection with the Company’s initial public offering (“IPO”). The presentation assumes that each share of convertible preferred stock converts into [  ] share[s] of common stock as of December 31, 2019 based on the conversion formula described in Note 13, Convertible preferred stock and stockholders’ equity. The unaudited pro forma stockholders’ equity does not assume any proceeds from the IPO.
Segment and entity-wide information
Segment information
The Company’s chief operating decision maker (“CODM”) is the chief executive officer (“CEO”) who reviews financial information for the purposes of making operating decisions, assessing financial performance and allocating resources.
The business is organized as two operating segments, the U.S. and Canada, which meet the criteria for aggregation, and the Company has elected to present them as one reportable segment which is the distribution and manufacture of branded hydroponics equipment and supplies. Aggregation is based on similarities which include the nature of its products, production or acquisition of inventory, customer base, fulfillment and distribution and economic characteristics. The similarities in 2019 compared to 2018 have been driven in large part by the current CEO, who joined the Company in January 2019, and most of his executive team thereafter, who have implemented company-wide initiatives to better integrate the business units and improve operating and other efficiencies.
Since the Company operates as one reportable segment, all required segment financial information is found in the consolidated financial statements and footnotes with entity-wide disclosures presented below.
The presentation for 2018 has been recast to conform to the current year evaluation of one reportable segment. The change in presentation was driven by initiatives implemented by management in 2019, as discussed above.
Entity-wide information
Sales to external customers and property and equipment, net in the United States and Canada, determined by location of the subsidiaries, were as follows:
	For the year ended December 31,
	2019	2018
United States	$194,618	$169,018
Canada	44,515	49,147
Intersegment eliminations	(4,022)	(6,352)
Total consolidated net sales	$235,111	$211,813

	December 31,
	2019	2018
United States	$2,660	$3,557
Canada	890	933
Total property and equipment, net	$3,550	$4,490

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
All of the products sold by the Company are similar and classified as hydroponic equipment and supplies. The Company’s underlying accounting records currently do not support presentation of disaggregated net sales and any attempt to report them would be impracticable.
Concentrations of business and credit risk
The Company maintains cash balances at certain financial institutions that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.
Accounts receivable, which are unsecured except those that are backed by personal guarantees, expose the Company to credit risks such as collectability and business risks such as customer concentrations. Exposure to losses on receivables is principally dependent on each customer’s financial condition. Credit risk is mitigated by investigating the credit worthiness of most customers prior to establishing relationships with them and performing periodic review of the credit activities of those customers. Receivables arising from sales are not collateralized; however, credit risk is somewhat mitigated as a result of the large diverse customer base. No customer accounted for more than 10% of revenues in 2019 and 2018. One customer accounted for 11% of accounts receivable for the year ended December 31, 2019, and no customers accounted for more than 10% of accounts receivable as of December 31, 2018. One supplier accounted for 10% of purchases in 2019, and no suppliers accounted for more than 10% of purchases in 2018.
Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements. All financial instruments recognized at fair value are classified into one of three levels in the fair value hierarchy as follows:
Level 1	—	Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
Level 2	—	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not in active markets; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or, corroborated by, observable market data by correlation or other means.
Level 3	—	Valuation techniques with significant unobservable market inputs.
Foreign currency transactions
The Company reports its financial results in United States dollars, which is the currency of the primary economic environment in which it operates. The functional currency for each of the Company’s foreign subsidiaries is generally its local currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at the end of each year. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation gains and losses arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) within stockholders’ equity. Foreign currency transaction gains and losses are included in the determination of net income (loss) and classified as other (expense) income, net in the consolidated statements of operations. The Company recognized transactional losses of $171 and $53 in 2019 and 2018, respectively.
The effect of currency translation adjustments on cash, cash equivalents and restricted cash is presented separately in the consolidated statements of cash flows.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Cash, cash equivalents and restricted cash
Cash includes funds deposited in banks. Cash equivalents include highly liquid investments such as term deposits and money market instruments with original maturities of three months or less. As of December 31, 2019, amounts included in restricted cash represent those funds required to be set aside by contractual agreements with the term loan, credit card, and letter of credit providers.
In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total cash, cash equivalents and restricted cash. The Company retroactively adopted this standard in 2019 and there was no impact to the consolidated statement of cash flows in 2018 as the Company did not have any restricted cash as of December 31, 2018 and January 1, 2018. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows:
	December 31,
	2019	2018
Cash and cash equivalents	$22,866	$27,923
Restricted cash	9,991	—
Cash and cash equivalents, and restricted cash	$32,857	$27,923
Accounts receivable, net
Accounts receivable, net represents amounts due from customers less the allowance for doubtful accounts.
Allowances for doubtful accounts reflect the Company’s estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. The allowance is determined based on a combination of factors, including the age of the account, the credit worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions. Accounts receivable balances are charged off against the allowance account when the Company believes it is probable the receivable will not be recovered.
Inventories
Inventories are primarily comprised of finished goods and are recorded at the lower of cost or net realizable value determined on a first-in, first-out basis. Cost includes purchase price and other costs such as import duties, taxes and transportation costs. Trade discounts and rebates are deducted from the purchase price.
The Company maintains an allowance for excess and obsolete inventory. The estimate for excess and obsolete inventory is based upon assumptions about future demand and market conditions. If actual conditions are less favorable than those projected, it may be necessary to increase the allowance for excess and obsolete inventory. Any increase in the allowance will adversely impact results of operations. The establishment of an allowance of excess and obsolete inventory establishes a new cost basis in the inventory. Such allowance is not reduced until the product is sold. If inventory is sold, any related reserves would be reversed in the period of sale.
Leases
The Company early adopted FASB ASC 842, Leases, using the modified retrospective approach effective January 1, 2019, and no cumulative effect adjustment was required to be recorded. Based on the Company’s current lease portfolio, the adoption of the new standard resulted in the recognition of operating lease right of

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
use (“ROU”) assets and lease liabilities in the amount of approximately $24,872 and $25,135, respectively, in the Company’s consolidated balance sheets. The balances for ROU assets under finance lease and finance lease obligations of $700 and $861, respectively, previously recognized and that continue to be recorded under the new standard as of January 1, 2019 without adjustment are included in property and equipment and current portion of long-term debt and long-term debt, respectively.
ASC 842 provided a number of optional practical expedients in transition. The Company elected the “package of practical expedients” available at the time of implementation which permitted the Company to carry over from ASC 840 its prior conclusions about lease identification, lease classification and initial direct costs. On an on-going basis, the Company elected the short-term lease exemption for all leases with an initial term of 12 months or less. Lease payments included in the calculation of the ROU asset and lease liability for real estate leases exclude any portion of the payment allocable to non-lease components; however, the Company made an accounting policy election to account for the lease and non-lease components as a single lease component for equipment leases.
The Company determines if an arrangement is a lease at inception. ROU assets represent the Company’s right to use an underlying asset for the lease term while lease liabilities represent the Company’s obligation to make lease payments for the lease term. All leases greater than 12 months’ result in the recognition of a ROU asset and liability at the lease commencement date based on the present value of the lease payments over the lease term. The present value of the lease payments is calculated using the applicable weighted-average discount rate. The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the currency denomination of the lease, the contractual lease term and the Company’s applicable borrowing rate. To determine the incremental borrowing rate, reference is made to interest rates that would be available to finance assets similar to the assets under lease in their related geographical location.
The Company accounts for lease components separately from non-lease components, other than for office equipment. The Company has certain leases that include one or more options to renew with renewal terms that can extend the lease term from one to ten years. The exercise of the lease renewal options is at the Company’s discretion and are included in the determination of the ROU asset and lease liability when the option is reasonably certain of being exercised.
Prior to adoption of ASC 842
Prior to January 1, 2019, leases were accounted for under FASB ASC 840, Leases, and were reviewed for capital or operating classification at their inception. Leases were classified as capital leases whenever the terms of the lease transfer substantially all the benefits and risks incidental to ownership to the lessee. All other leases were classified as operating leases.
Capital leases were recognized at the commencement of the lease at the fair value of the leased property as of the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding leased asset was amortized over its useful life.
Operating lease payments were recognized as expense on a straight-line basis over the lease term. In the event that lease incentives were received to enter into operating leases, such incentives were recognized as a liability and recognized as a reduction of rental expense on a straight-line basis.
Property and equipment
Property and equipment is recorded at cost less accumulated depreciation and provisions for impairment, if any. Expenditures for maintenance and repairs are expensed as incurred, while costs related to betterments

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
and improvements that extend the useful lives of property and equipment are capitalized. When property and equipment are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in loss from operations. Depreciation of property and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:
Machinery and equipment	5 years
Leasehold improvements	Lesser of useful life or term of the lease
Computer equipment	3 – 4 years
Furniture and fixtures	5 years
Intangible assets and goodwill
Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives. Certain trade names are considered to have indefinite useful lives. There were no additions to or disposals of the indefinite-lived trade name in 2019 or 2018. The costs of internal use computer software are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage.
The following are the estimated useful lives for the major classes of definite life intangible assets:
Computer software	5 years
Customer relationships	18 years
Intellectual property and licenses	5 – 15 years or the lesser of useful life and term of license
Trade names	2 years
Favorable leases	5 years
Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed in a business combination less any subsequent write-downs for impairment.
Impairment
The Company reviews its long-lived assets, including amortizable intangible assets, ROU assets and property and equipment, for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized for amortizable intangible assets and property and equipment when estimated undiscounted future cash flows expected to result from the use of the asset or asset group are less than its carrying amount. The asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of the cash flows of other groups of assets. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded in impairment, restructuring and other in the consolidated statements of operations.
The Company reviews its indefinite-lived intangible asset (trade names) annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When testing the trade name for impairment, the Company first performs an assessment of qualitative factors (“Step 0 Test”). If qualitative factors indicate that it is more likely than not that the fair value of the trade names are less than its carrying amount, the Company tests the trade names for impairment at the asset level using the relief-from-royalty method to determine fair value. The Company determines the fair value of the trade names and compares it to the carrying value. If the carrying value of the trade names exceeds the fair value, the Company recognizes an impairment loss in an amount equal to the excess.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Company reviews the carrying amount of goodwill for impairment annually in the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events that result in an impairment review include significant changes in the business climate, declines in operating results, or an expectation that the carrying amount may not be recoverable. When testing goodwill for impairment, the Company first performs a Step 0 Test. If qualitative factors indicate that it is more likely than not that the fair value of the relevant reporting unit is less than its carrying amount, the Company tests goodwill for impairment at the reporting unit level using a two-step approach. In step one, the Company determines if the fair value of the reporting unit exceeds the reporting unit’s carrying value. If step one indicates that the fair value of the reporting unit is less than its carrying value, the Company performs step two, determining the fair value of goodwill and, if the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded. The Company has determined that its reporting units for the purpose of goodwill impairment testing are the United States and Canada.
Warrants issued in connection with financings
The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity unless the warrants include a conditional obligation to issue a variable number of shares among other conditions or there is a deemed possibility that the Company may need to settle the warrants in cash.
Revenue recognition
The Company early adopted FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, with no material impact on its consolidated financial statements.
ASC 606 requires that revenue recognized from contracts with customers be disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company has determined that revenue is generated from one category, which is the distribution and manufacture of indoor garden and hydroponics products. Inventory is maintained in regional distribution centers. Payment terms are primarily at the point of sale or due within thirty days.
Revenue is recognized as control of promised goods or services is transferred to customers which generally occurs upon receipt at customers’ locations determined by the specific terms of the contract. Arrangements have a single performance obligation and revenue is reported net of variable consideration which includes applicable volume rebates, cash discounts and sales returns and allowances. Variable consideration is estimated and recorded at the time of sale; these allowances and accruals are not material to the financial statements.
The amount billed to customers for shipping and handling costs included in net sales was $2,790 and $1,826 in 2019 and 2018, respectively. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs included in cost of goods sold under the practical expedient provisions of ASC 606. Deferred revenues are not material. The Company does not receive noncash consideration for the sale of goods. There are no significant financing components. Excluded from revenue are any taxes assessed by governmental authorities, including value-added and other sales-related taxes that are imposed on and concurrent with revenue-generating activities under the practical expedient provisions.
Advertising and warranty costs
Advertising costs paid to third party vendors totaling $666 and $771 in 2019 and 2018, respectively, are expensed as incurred.
An estimate of exposure for warranty claims is accrued based on both current and historical product sales data and warranty costs incurred. Product warranties, where applicable, range from one year to five years.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Company assesses the adequacy of its recorded warranty liability periodically and adjusts the amount as necessary. Warranty expense and the related accrual are not material to these financial statements.
Stock-based compensation
Stock-based compensation cost is measured as of the grant date based on the fair value of the award and is expensed ratably over the service period of the award, which is typically the vesting period for time-based awards. Performance-based awards are expensed over the requisite service period based on achievement of performance criteria. The Company has elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.
The Company estimates the fair value of option-based awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock.
For inputs into the Black-Scholes model, the expected stock price volatility for the common stock is estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the Company’s industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The Company has elected to use the “simplified method” to determine the expected term which is the midpoint between the vesting date and the end of the contractual term because it has no history upon which to base an assumption about the term; the Company believes the simplified method approximates a term if it were to be based on expected life.
Income taxes
The asset and liability method of accounting for income taxes is followed whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes.
Deferred income tax assets are recognized only to the extent that management determines that it is more likely than not that the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The income tax expense or benefit is the income tax payable or recoverable for the year plus or minus the change in deferred income tax assets and liabilities during the year.
The Company establishes a liability for tax return positions in which there is uncertainty as to whether or not the position will ultimately be sustained. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled. The Company recognizes interest expense and penalties related to these unrecognized tax benefits within income tax expense. U.S. GAAP provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority.
Comprehensive income (loss)
Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under U.S. GAAP are

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
recorded directly as an element of stockholders’ equity, but are excluded from net income (loss), and is comprised of currency translation adjustments relating to the Company’s foreign subsidiaries whose functional currency is not the U.S. dollar.
Net loss per common share (EPS)
Basic EPS is computed using net loss attributable to common stockholders divided by the weighted-average number of common shares outstanding during each period, excluding unvested restricted stock units.
Diluted EPS represents net loss attributable to common stockholders divided by the weighted-average number of common shares outstanding during the period, including common stock equivalents. Common stock equivalents consist of shares subject to warrants and share-based awards with exercise prices less than the average market price of the Company’s common stock for the period, to the extent their inclusion would be dilutive. Stock options and restricted stock units that contain performance conditions are not included in the calculation of common stock equivalents until such performance conditions are probable of being achieved.
Impact of recapitalization and reverse merger on 2018 EPS
FASB ASC 260-10-55-12 states that nominal issuances of common stock are deemed to be in substance recapitalizations and should be reflected in EPS computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required. In August 2018, the holders of a non-controlling interest in a subsidiary, which was previously presented as NCI, exchanged their interest for 5,370,648 shares of common stock in the Company (see Note 1, Description of Business, Recapitalization and reverse merger in 2018). This exchange is deemed to be a nominal issuance of common stock; accordingly, the exchange is considered to have occurred as of inception (March 21, 2017) for the purposes of calculation of EPS for 2018. Furthermore, the net loss allocable to the NCI is assumed to have converted into a controlling interest as of inception for this purpose.
In accordance with FASB ASC 805-40-45, the equity structure in the consolidated financial statements following a reverse merger reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect the merger. In calculating the weighted-average number of common stock outstanding (the denominator of the EPS calculation) during the period in which the reverse merger occurs:
•
The number of common stock outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common stock of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.

•
The number of common stock outstanding from the acquisition date to the end of that period shall be the actual number of common stock of the legal acquirer (the accounting acquiree) outstanding during that period.

Basic EPS for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse merger shall be calculated by dividing (a) the income of the legal acquiree attributable to common stockholders in each of those periods by (b) the legal acquiree’s historical weighted average number of common stock outstanding multiplied by the exchange ratio established in the acquisition agreement.
Net loss per share attributable to common stockholders
The following table presents information necessary to calculate basic and diluted EPS for the years ended December 31, 2019 and 2018:

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
	2019	2018
Net loss (2018 assumes retroactive conversion of NCI into controlling interest)	$(40,083)	$(35,542)
Less: Undistributed earnings allocable to participating securities	—	—
Basic and diluted net loss attributable to common stockholders	$(40,083)	$(35,542)
Weighted-average shares of common stock outstanding for basic and diluted (2018 assumes retroactive conversion of NCI into controlling interest)	69,745,562	51,883,059
Basic and diluted net loss per share attributable to common stockholders	$(0.57)	$(0.69)
Basic and diluted net loss per share attributable to common stockholders is computed using the two-class method as the convertible preferred stock is determined to be a participating security; however, the application of the if-converted method to participation in the net loss is anti-dilutive and therefore the impact is excluded.
For the years ended December 31, 2019 and 2018, the computation of the weighted-average shares of common stock outstanding for diluted excludes the following potential common shares as their inclusion would have an anti-dilutive effect on diluted net loss per share attributable to common stockholders:
	For the years ended December 31,
	2019	2018
Shares subject to warrants outstanding	13,100,069	13,100,069
Shares subject to stock options outstanding	2,764,240	—
Shares subject to unvested restricted stock units	6,137,610	—
Shares convertible into common stock	7,007,429	—
Unaudited pro forma net loss per share attributable to common stockholders for 2019 presentation
The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders assuming the automatic conversion of convertible preferred stock into [      ] shares of common stock (based on the conversion formula described in Note 13, Convertible preferred stock and stockholders’ equity) upon consummation of the IPO as if the IPO had occurred as of the original issuance date of the convertible preferred stock:
For the year ended December 31, 2019 (Unaudited)
Net loss	$(40,083)
Adjustments to net loss	—
Net loss used in calculating basic and diluted pro forma net loss per share attributable to common stockholders	$(40,083)
Weighted-average shares of common stock used to calculate basic and diluted pro forma net loss per share attributable to common stockholders outstanding	69,745,562
Pro forma adjustment to reflect assumed conversion of all outstanding shares of convertible preferred stock into common stock	[ ]
Weighted-average shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders	[ ]
Basic and diluted pro forma net loss per share attributable to common stockholders	[ ]

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
5.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Adopted in 2019
In August 2016, The FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments — a consensus of the FASB Emerging Issues Task Force, which clarifies guidance on eight cash flow classification issues including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principal. The Company adopted this standard in 2019 on a retrospective basis, which had no impact on the cash flow statement presentation in 2018.
Accounting standards not yet effective
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurement for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect the new guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), with additional amendments issued subsequently. Topic 326 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Topic 326 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of Topic 326 will have on its consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.
6.
ACCOUNTS RECEIVABLE, NET AND INVENTORIES

Accounts receivable, net comprised the following:
	December 31,
	2019	2018
Trade accounts receivable	$16,577	$16,175
Allowance for doubtful accounts	(1,776)	(1,227)
Other receivables	445	618
Total accounts receivable, net	$15,246	$15,566

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Inventories comprised the following:
	December 31,
	2019	2018
Finished goods	$54,050	$56,419
Allowance for inventory obsolescence	(3,822)	(3,219)
Total inventories	$50,228	$53,200

7.
NOTES RECEIVABLE

The Company advanced $2,000 in the form of a note receivable secured by equipment to a third party in December 2018, which was outstanding at December 31, 2018. As of December 31, 2019, the principal remained outstanding and total interest income at 8.0% per annum earned in 2019 was $160. The note was to mature on the earlier of a) 90 days after abandonment of a potential merger, b) acceleration due to default conditions, or c) December 2023. In January 2020, the Company formally abandoned the merger, and all outstanding principal and interest was repaid in February 2020.
In a separate transaction during 2019, the Company advanced a total of $2,931 in the form of a note receivable secured by equipment to another third party, which earned interest at a rate of 8.0% for total interest earned in 2019 of $119. The note was to mature on the earlier of a) four months or 12 months after abandonment of a potential merger by the third party or the Company, respectively, b) acceleration due to default conditions or c) May 29, 2023. As of December 31, 2019, the third party had defaulted on the interest payment due on September 20, 2019, triggering an increase to the default rate of 13%. In January 2020, the Company formally abandoned the merger and arranged for the principal balance to be paid in monthly installments of $254 through January 2021. Effective April 23, 2020, due to the third party being in default on the note, the parties entered a forbearance agreement stipulating that payments will commence beginning May 8, 2020. The Company and the third party are currently in discussions to amend the note. The amendment is intended to allow the third party to receive equity financing that will be used to fund operations and make a principal payment on the note upon the effective date of the amendment. The Company expects the amendment will provide for financial covenants, a first priority security on all assets, quarterly amortization, and a three-year maturity. In the event of a further default by the third party, the Company will pursue its remedies in the note which include recovery of the equipment serving as collateral, which is expected to be sufficient to settle the basis of the loan.
8.
LEASES

The Company leases its distribution centers and certain equipment under operating and finance leases. The Company’s office headquarters is located in the same building as the distribution center in Petaluma, California.
As of December 31, 2019, no renewal option periods were included in any estimated minimum lease terms as the options were not deemed to be reasonably certain to be exercised. The depreciable life of ROU assets and leasehold improvements are limited by the expected lease term. None of the lease agreements include variable rental payments that are adjusted periodically for inflation based on the index rate; rather, most leases for the distributions centers provide for fixed periodic increases. The Company’s lease agreements do not contain any residual value guarantees or unusual restrictive covenants.
To determine the implicit rate as of January 1, 2019 upon adoption of ASC 842 for operating leases, reference was made to interest rates that would be available to finance assets similar to the Company’s assets used under lease. These assets were mostly single-use warehouses located in industrial areas throughout the

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
US and in western Canada. Because the warehouses had very similar characteristics and locations, and would be subject to similar underwriting standards, an overall rate of 4.5% was used. No new operating leases were originated during 2019.
For capital leases originated in 2019, the implicit rate was available and used in the calculation of ROU assets and liabilities under finance leases.
Total ROU assets and lease liabilities were as follows:
	Balance Sheet Classification	As of December 31, 2019
Leased assets
Operating ROU assets at cost	Operating lease right-of-use assets	$21,906
Accumulated amortization	Operating lease right-of-use assets	(3,385)
Net book value		$18,521
Finance lease assets at cost	Property and equipment, net	$1,060
Accumulated amortization	Property and equipment, net	(375)
Net book value		$685
Lease liabilities
Current:
Operating leases	Current portion of lease liabilities	$3,181
Finance leases	Current portion of long-term debt	431
Noncurrent:
Operating leases	Long-term lease liabilities	15,786
Finance leases	Long-term debt	368
Total lease liabilities		$19,766
Total lease income and costs were as follows:
	Classification	For the year ended December 31, 2019
Operating lease costs	Selling, general and administrative	$4,580
Finance lease costs:
Amortization of lease assets	Selling, general and administrative	239
Interest on lease liabilities	Interest expense	46
Gain on lease termination	Impairment, restructuring, and other	(160)
Sublease income	Selling, general and administrative	(369)
Other costs associated with operating leases were $1,276 for short-term and month-to-month leases, $1,061 for non-lease components such as common area maintenance, and $435 for other miscellaneous items in 2019. These costs are included in selling, general and administrative expenses in the consolidated statements of operations.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The aggregate future minimum lease payments under long-term noncancelable operating and finance leases with remaining terms greater than one year as of December 31, 2019 are as follows:
Year ending December 31,	Operating	Finance
2020	$3,950	$484
2021	3,855	286
2022	3,364	117
2023	1,804	7
2024	1,397	—
Thereafter	8,158	—
Total rental payments	22,528	894
Less portion representing interest	3,561	95
Total principal	18,967	799
Less current portion	3,181	431
Long-term portion	$15,786	$368
Sub-lease income of $180, $180, and $30 is due for the years ending December 31, 2020, 2021 and 2022, respectively.
The following table summarizes the weighted-average remaining lease term and weighted-average discount rate on long-term leases as of December 31, 2019:
Weighted-average remaining lease term in years:
Operating leases	7.5
Finance leases	2.4
Weighted-average discount rate:
Operating leases (for leases expiring after 2019)	4.50%
Finance leases	7.17%
ROU assets and lease obligations recognized upon adoption of ASC 842 on January 1, 2019:
ROU assets	$24,872
Operating lease obligations	(25,135)
Adjustments from early termination of ROU assets net of lease extensions:
ROU assets surrendered	$(2,698)
Lease obligation cancelled	2,858
Gain on early termination of lease obligation	$160
Property and equipment acquired under finance lease obligation	$251

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Company performed its periodic impairment test for each asset group and determined that estimated future undiscounted cash flows exceeded the carrying value of the ROU assets.
Cash paid for amounts included in lease liabilities in 2019:
Operating cash flows from operating leases	$(4,225)
Operating cash flows from finance leases	(43)
Financing cash flows from finance leases	(177)
Disclosure for leases for 2018 under ASC 840
Capital lease assets in 2018 related primarily to machinery and equipment and were recorded at the lower of the present value of future minimum lease payments or fair market value at lease inception. Capital lease assets are amortized over the shorter of their estimated useful lives or the respective terms of the leases. When determining the lease term, option periods for which failure to renew the lease imposes a significant economic detriment are included. Amortization of capital lease assets totaled $163 in 2018 and is included in selling, general and administrative expenses.
As of December 31, 2018, capital lease obligation totaled $861 and effective interest rates ranged from 5.65% to 8.95%.
Rent expense related to certain warehouse, distribution and office facilities, vehicles and office equipment under leases with terms greater than one year was $6,509 in 2018. Other costs of $1,169 were associated with month-to-month leases. These costs are included in selling, general and administrative expenses in the consolidated statement of operations. Amounts payable under the operating leases as of December 31, 2018 were $4,187, $3,644, $3,763, $3,034, and $2,189 for each of the five years ending December 31, 2023. Payments in the aggregate due after 2023 are $9,555.
9.
PROPERTY AND EQUIPMENT

Property and equipment comprised the following:
	December 31,
	2019	2018
Machinery and equipment	$3,200	$2,870
Leasehold improvements	2,721	2,485
Other	2,197	2,311
Gross property and equipment	8,118	7,666
Less: accumulated depreciation and amortization	(4,568)	(3,176)
Total property and equipment, net	$3,550	$4,490
Depreciation and amortization expense related to property and equipment, was $1,688 and $2,391 in 2019 and 2018, respectively. The Company performed its periodic impairment test for each asset group and determined that no impairment was required to be recorded in 2019 and 2018.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
10.
INTANGIBLE ASSETS AND GOODWILL

Intangible assets
Intangible assets comprised the following:
	December 31, 2019			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Finite-lived intangible assets:
Computer software	$7,701	$(4,136)	$3,565	$7,585	$(2,524)	$5,061
Customer relationship	59,375	(8,712)	50,663	64,812	(5,640)	59,172
Other	1,133	(756)	377	1,675	(431)	1,244
Total finite-lived intangible assets, net	68,209	(13,604)	54,605	74,072	(8,595)	65,477
Indefinite-lived intangible asset:
Trade names	2,801	—	2,801	2,892	—	2,892
Total Intangible assets, net	$71,010	$(13,604)	$57,406	$76,964	$(8,595)	$68,369
For intangible assets subject to amortization, the weighted average amortization periods as of December 31, 2019 for computer software, customer relationships, intellectual property and trade names were 5.0 years, 18.0 years, 3.0 years and 3.0 years, respectively. The weighted average amortization period for all intangible assets subject to amortization is 16.3 years.
Amortization expense was $5,307 and $5,869 in 2019 and 2018, respectively. Estimated aggregate amortization expense for each of the five years ending December 31, 2020 through 2024 and thereafter is $5,204, $4,826, $3,299, $3,299, $3,299 and $34,678, respectively.
Intangible assets impairment
The Company has one type of indefinite-lived intangible asset, trade names. If the fair value of the trade names is lower than the carrying amount, an impairment charge is recognized in an amount equal to the difference. In 2019, the Company performed its annual Step 0 Test and the assessment of the qualitative factors indicated that it was more likely than not that the fair value of the trade name exceeded its carrying amount. In 2018, the Company estimated the fair value of the indefinite-lived trade names using the relief-from-royalty method and determined that the fair value of trade names exceeded the carrying value. Accordingly, no impairment was recognized in 2019 or 2018.
During 2019 and 2018, for all amortizable intangible assets, except for the customer relationships, the Company did not identify any events or changes in circumstances that would indicate that the carrying amount of the Company’s amortizable intangible assets may not be fully recoverable, therefore, there was no impairment of these intangible assets recognized in 2019 and 2018.
For the customer relationships, the undiscounted cash flows over the useful life of customer relationships were estimated primarily based on management’s assumptions and estimates related to revenue, compound annual growth rates and direct operating expenses. The Company used internal financial forecast models that included historical information and projected growth rates based on various assumption such as consumer health trends, potential medical benefits, regulatory challenges, and overall market developments. Revenue was adjusted annually for estimated customer attrition. For the US customer relationships in 2019 and 2018,

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
and for the Canadian customer relationships in 2018, the sum of the future estimated undiscounted cash flows exceeded the carrying values, and accordingly, there was no impairment recognized.
For Canadian customer relationships in 2019, the sum of the estimated future undiscounted cash flows was insufficient to recover the asset carrying value. The Company then performed Step 2, a computation of fair value, which estimated revenues and direct expenses adjusted for organic growth, customer attrition and capital expenditures for the remaining life of customer relationships; a revisionary value was added to the cash flows. The projected future cash flows were then discounted to fair value which indicated little or no value associated with the intangible asset. Accordingly, the carrying value of the customer relationships totaling $5,390 was impaired and the charge was included in impairment, restructuring and other in the consolidated statements of operations.
Goodwill
Goodwill arose from the Formation Transaction and the acquisition of certain businesses in Canada during the year ended December 31, 2017. There were no additions to or disposals of goodwill in 2019 or 2018, and no impairment of goodwill in 2019. Goodwill was fully impaired as of December 31, 2018. Goodwill for the United States reporting unit had a gross value and corresponding accumulated impairment losses of $32,204 for a net book value of zero, and goodwill for the Canada reporting unit had a gross value and corresponding accumulated impairment losses totaling $3,244 for a net book value of zero as of both December 31, 2019 and 2018.
In the fourth quarter of 2018, the Company performed Step 1 of the goodwill impairment test to determine if the fair value of the goodwill of the Canadian reporting unit was greater than the carrying amount. The fair value of invested capital for the Canadian reporting unit was determined using the income approach and included a comparison to the value using a market approach for reasonableness. Internal forecasts were used to estimate future cash flows, which included assumptions for forecasted revenue growth rates, margin estimates, various expenses, capital additions and working capital needs, which were consistent with internal projections and operating plans. A terminal value was included in the forecast based on capitalization multiple. The cash flows were discounted using a weighted average cost of capital (“WACC”) of 19.3%. The capitalization multiple and WACC were based in part on rates derived from an analysis of guideline companies, and generally considered commensurate with the risks and uncertainty inherent in the respective businesses and internally developed forecasts. As a result of the completion of Step 1, it was determined that the carrying amount exceeded the fair value of invested capital. Accordingly, the Company proceeded to Step 2 to measure impairment charges.
In Step 2, the fair value of the reporting unit’s “implied goodwill,” was determined by allocating the reporting unit’s fair value derived in Step 1 to all of the reporting unit’s assets and liabilities other than goodwill and comparing the result to the carrying amount of goodwill. After determining the fair value of the Canadian reporting unit and considering the fair values of other assets contained therein, the Company concluded that there was no value remaining in the implied fair value of goodwill. Accordingly, goodwill allocated to the Canadian reporting unit was deemed to be fully impaired, and the Company recognized an impairment charge of $3,244 in 2018, which is included in impairment, restructuring and other in the consolidated statements of operations.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities comprised the following:
	December 31,
	2019	2018
Accrued compensation and benefits	$1,857	$1,407
Costs related to issuance of Series A Convertible Preferred Stock	1,239	—
Goods in transit accrual	1,005	1,775
Obligations due under a distribution agreement	1,154	—
Other accrued liabilities	3,933	3,522
Total accrued expenses and other current liabilities	$9,188	$6,704
The obligation for payment of contingent consideration was recognized as part of an acquisition in 2017 with an original fair value of $1,538 valued using Level 3 inputs. If certain financial targets were met in 2018 and 2019, the contingent consideration was to be paid out in equal installments at the end of each year. As the performance thresholds were not met in 2018 and not expected to be met in 2019, the fair value of the contingent consideration payable of $1,538 as of December 31, 2017 was deemed to be $0 as of December 31, 2018, and written off to other income, net in the consolidated statements of operations.
12.
DEBT

Debt is comprised of the following:
	December 31, 2019			December 31, 2018
	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount
Term loan	$85,111	$(1,513)	$83,598	$80,390	$(1,173)	$79,217
Line of credit	23,864	(792)	23,072	20,742	(470)	20,272
Other	1,262	—	1,262	1,031	—	1,031
Total debt	110,237	(2,305)	107,932	102,163	(1,643)	100,520
Current portion	34,827	—	34,827	20,420	(324)	20,096
Long term	75,410	(2,305)	73,105	81,743	(1,319)	80,424
Total debt	$110,237	$(2,305)	$107,932	$102,163	$(1,643)	$100,520
Term Loan with Brightwood
Overview
As discussed in Note 1, Description of the Business, Formation Transaction on May 12, 2017, the Term Loan in the aggregate principal amount of $75,000 was obtained by Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Term Loan Obligors”) from Brightwood Loan Services LLC, as administrative agent (“Brightwood”), and the lenders party thereto (the “Term Loan Lenders”) on May 12, 2017 (the “Term Loan Credit Agreement”). Hydrofarm Holdings LLC is a shell entity and a subsidiary of Hydrofarm Holdings Group, Inc. Hydrofarm Holdings LLC’s subsidiary is Hydrofarm, LLC, the primary operating entity of the Company.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Term Loan matures on May 12, 2022, and initially provided for interest at LIBOR plus a margin of 700 basis points on LIBOR based loans, which included an additional 200 basis points for any period during which the loan was in default. Principal payments at an annual basis of 2.5% of the original loan amount, initially $469, were to be made quarterly, commencing September 30, 2017. Deferred financing costs totaled $1,667 and are being amortized to interest expense over the term of the loan using the effective interest method. The Term Loan is secured by substantially all non-working capital assets and a second lien on working capital assets of the Term Loan Obligors
Activity in 2018
For the quarters ended March 31, 2018 and June 30, 2018, the Term Loan Obligors failed to meet financial covenants. The Term Loan Obligors, Brightwood and Term Loan Lenders then entered into a certain Forbearance Agreement and Amendment to Credit Agreement on May 18, 2018, which was subsequently amended on July 16, 2018 (as amended, the “Brightwood Forbearance Agreement”). The Brightwood Forbearance Agreement temporarily deferred principal amortization and interest payments from May 2018 through July 2018 (the “Brightwood Forbearance Period”) and added a minimum earnings before income taxes, depreciation and amortization (“EBITDA”) requirement test, as defined, in exchange for Brightwood agreeing to forbear from exercising its rights and remedies under the Term Loan Credit Agreement during the Brightwood Forbearance Period.
On August 24, 2018, the Term Loan Obligors, Brightwood and Term Loan Lenders entered into a certain (i) Waiver and Amendment No. 3 to Credit Agreement (the “Brightwood Third Amendment”) and (ii) Waiver and Third Amendment to Amended and Restated Loan and Security Agreement (the “BofA Third Amendment”), whereby Brightwood (and Bank of America) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Loan Credit Agreement to bring the Term Loan Obligors back in compliance with the covenants. The Brightwood Third Amendment also provided a waiver of principal payments and an increase in the margin to 1000 basis points with respect to the LIBOR based loans through December 31, 2019; quarterly payments of principal would restart on January 1, 2020 or later when certain conditions are met. Beginning January 1, 2020, the margin was reduced to 700 basis points with respect to LIBOR based loans provided the net leverage ratio was met. In the case that the net leverage ratio is not met, the margin would be increased to 850 basis points. The Brightwood Third Amendment modified the total net leverage ratio, and added covenants related to fixed charge coverage, cumulative EBITDA and liquidity. Fees related to the amendments totaling $388 were added to the principal of the Term Loan.
In order to comply with the financial covenant provisions as of November 30, 2018, the Term Loan Obligors (and BofA Obligors) issued a cure notice and made a debt service payment of $1,151 with proceeds from an equity contribution to Hydrofarm Holdings LLC from its ultimate parent, Hydrofarm Holdings Group, Inc., in January 2019 to the BofA Credit Facility (as defined below), thus bringing the Term Loan Obligors (and BofA Obligors) back into compliance with the amended covenants provided for under the Brightwood Third Amendment (and BofA Third Amendment) as of December 31, 2018.
The first, second and third amendments were accounted for as debt modifications, and did not result in the recognition of any gain or loss due to any revisions. In 2018, principal payments totaled $469 and interest expense recognized totaled $9,191 of which $6,795 was added to the principal of the Term Loan. The stated interest rate on the Term Loan was 12.47% as of December 31, 2018, while the effective interest rate on the Term Loan was 12.13% in 2018. Amortization of deferred financing costs was $493 in 2018.
Activity in 2019
On March 15, 2019, the Term Loan (and the BofA Credit Facility) was amended by that certain Amendment No. 4 (the “Brightwood Fourth Amendment”). The Brightwood Fourth Amendment required

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
that the Term Loan Obligors make a $3,000 principal prepayment on the Term Loan. Certain key financial provisions in the Brightwood Fourth Amendment included modification of the EBITDA financial covenant and a provision that required the Term Loan Obligors to refinance the BofA Credit Facility prior to its repayment and termination with another credit facility. A fee of $407 was charged for these amendments which was added to the principal of the Term Loan and was capitalized as an additional deferred financing cost.
The modification on March 15, 2019 included a side letter (the “Brightwood Side Letter”), which gave Brightwood the option to require an intermediate parent to the Term Loan Obligors to enter into a guaranty and security agreement regarding the Term Loan upon a future acquisition by the Company; it limited any dividends from the Term Loan Obligors to their parent; and it provided that a portion of any proceeds from a sale of equity interests be used to pay down the Term Loan.
On July 11, 2019, the Term Loan Credit Agreement was amended by that certain Amendment No. 5 to Credit Agreement (the “Brightwood Fifth Amendment”). This amendment was executed in conjunction with the asset-backed lending credit facility obtained from Encina that replaced the BofA Credit Facility. The primary revisions made in the Brightwood Fifth Amendment were to reflect the replacement of BofA Credit Facility with the Encina Credit Facility, modification of the definition of consolidated EBITDA and adjustment of several financial covenants primarily related to liquidity and equity cure contributions (under the equity cure contribution provisions, the parent is allowed to make a cash contribution to the Term Loan Obligors to cure an event of default as more fully described in the agreement).
On October 15, 2019, the Term Loan Credit Agreement was amended by that certain Amendment No. 6 to Credit Agreement (the “Brightwood Sixth Amendment”). The primary revisions were changes to the period to which the debt covenants apply (referred to as “test period”) from July 1, 2018 to begin on January 1, 2020; the monthly amounts in which minimum cumulative EBITDA needed to exceed were modified; and, the liquidity calculation was modified. Fees charged for the amendment and capitalized as additional deferred financing costs totaled $415 with 50% paid on the date of the Brightwood Sixth Amendment and 50% added to principal of the Term Loan.
The Brightwood Sixth Amendment was accompanied by that certain Amendment to Side Letter Agreement dated October 15, 2019 (“Brightwood Side Letter Amendment”), which amended the Brightwood Side Letter and provided that the Company would consummate an issuance and sale of convertible preferred equity interest or other equity securities as agreed between the parties and a portion of the proceeds, based on a formula which differs depending on the amount raised, would be applied to pay down the Term Loan. As discussed in Note 13, Convertible Preferred Stock and Stockholders’ Equity, as part of the issuance of the Series A Convertible Preferred Stock, $8,370 of the proceeds was committed to pay down the Term Loan as documented in that certain Amendment to Side Letter Agreement dated January 16, 2020. As of December 31, 2019, cash of $8,370 is presented as a component of restricted cash on the consolidated balance sheet and an equal amount of the Term Loan is included in current portion of long-term debt. The payment was made in January 2020.
As described above, the Brightwood Third Amendment provided that quarterly principal payments would restart on January 1, 2020 or later when certain conditions are met.
The Brightwood Fourth Amendment, Brightwood Fifth Amendment, Brightwood Sixth Amendment, Brightwood Side Letter, and the Amendment to the Side Letter were each accounted for as debt modifications which did not result in the recognition of any gain or loss from the transactions. In 2019, principal payments totaled $3,000 and interest expense recognized totaled $10,151 of which $7,106 was added to the principal of the Term Loan. The stated interest rate on the term loan was 11.80% as of December 31, 2019, while the effective interest rate on the Term Loan was 13.02% as of December 31, 2019 and the amortization of deferred financing costs was $483 in 2019. The Term Loan Obligors were in compliance with all debt covenants as of December 31, 2019.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Revolving asset-backed credit facilities
Origination of credit facility at time of Formation Transaction
In connection with the Formation Transaction, the BofA Credit Facility was obtained by Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “BofA Obligors”) from Bank of America and the lenders’ party thereto. The BofA Credit Facility had an original maturity date of February 10, 2022 and provided for interest at the 30-day LIBOR rate plus applicable margin. A fee of 0.375% was charged for available but unused borrowings. An additional 200 basis points was added to the interest rate for any period during which the loan was in default. As of December 31, 2018, deferred financing costs totaled $621 and were being amortized over five years using the effective interest method.
The BofA Credit Facility was secured by working capital assets and a second lien on non-working capital assets and required various restrictive covenants and financial ratios. Additionally, the agreement required that the BofA Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
Activity in 2018
For the periods ended March 31, and June 30, 2018, the BofA Obligors failed to meet financial covenants. The BofA Obligors then entered into a certain Forbearance Agreement with BofA on May 18, 2018 (as amended, the “BofA Forbearance Agreement”). As part of the BofA Forbearance Agreement, a stockholder agreed to provide Hydrofarm Holdings LLC with an unsecured subordinated loan of $4,000 for a period and at terms specified in the BofA Forbearance Agreement to provide for working capital needs of the BofA Obligors. The BofA Forbearance Agreement included modifications to the borrowing base and to the fixed charge coverage and EBITDA financial covenants. In exchange for the revised terms, BofA agreed to forbear from exercising its rights and remedies under the BofA Credit Facility in connection with such defaults through August 2018. These arrangements were documented in that certain First Amendment to Amended and Restated Loan and Security Agreement dated as of May 18, 2018 (the “BofA First Amendment”) and First Amendment to Forbearance Agreement and Second Amendment to Amended and Restated Loan and Security Agreement dated as of July 16, 2018 (the “BofA Second Amendment”).
On August 24, 2018, the BofA Obligors entered into that certain Waiver and Third Amendment to Amended and Restated Loan and Security Agreement (the “BofA Third Amendment”) whereby BofA (and Brightwood as discussed above) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Loan Credit Agreement to bring the BofA Obligors back in compliance with the covenants under the BofA Credit Facility. A key financial provision in the BofA Third Amendment was a commitment by the Company to conduct a private placement of its common stock; this commitment was fulfilled upon the Offering and Concurrent Offering described in Note 1, Description of Business, Recapitalization and reverse merger, which raised $48,124 of net proceeds. Other key changes in the BofA Third Amendment included the addition of a minimum availability covenant which requires the BofA Loan Obligors to have cash and cash equivalents deposited in BofA and a minimum EBITDA requirement, which requires that the BofA Loan Obligors maintain minimum monthly measured EBITDA for periods as defined.
The BofA First Amendment, BofA Second Amendment and BofA Third Amendment were each accounted for as debt modifications, which did not result in the recognition of any gain or loss due to any revisions. Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 1.25% and 2.5%. The effective interest rates on the BofA Credit Facility ranged from 5.00% to 5.06% in 2018 and the amortization of deferred financing costs was $150 in 2018.
Activity in 2019
From January 1, 2019 through June 10,2019, the BofA Credit Facility was modified a fourth, fifth, sixth and seventh time all in connection with extensions of the due date and eventual payoff. Each amendment was

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
accounted for as a debt modification. The effective interest rate on the BofA Credit Facility was 9.19% and the amortization of deferred financing costs was $79 in 2019. In 2019, $1,443 of interest and fees were added to principal.
On July 11, 2019, Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Encina Obligors”) replaced the BofA Credit Facility with the Encina Credit Facility through a certain Loan and Security Agreement, whereby the Encina Obligors obtained a revolving asset-based loan commitment in the maximum amount of $45,000 (inclusive of a limit of up to $15,000 of borrowings for the Canadian borrowers and a swingline facility of up to $2,000), subject to applicable borrowing base availability. The amount of the Encina Credit Facility is limited to the borrowing base (primarily calculated based on eligible accounts receivable and inventory) subject to certain reserves and limitations. The Encina Credit Facility is due on the earlier of July 11, 2022 and 90 days prior to the scheduled maturity date of the Term Loan.
The Company capitalized $941 of deferred financing costs related to the Encina Credit Facility, which are being amortized using the straight-line method over the life of the Encina Credit Facility. Additionally, the unamortized deferred financing costs related to the BofA Credit Facility totaling $391 were written off and recognized as a loss on debt extinguishment in the consolidated statements of operations in 2019.
Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings as defined. An additional 200 basis points is added to the interest rate for any period during which the loan is in default.
Interest, fees and other monetary obligations owing under the Encina Credit Facility may, in the lender’s discretion, be added to principal. In 2019, $1,095 of interest and fees were added to principal.
The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets and requires various restrictive covenants and financial ratios. It also provides for protective advances, overdrafts, early payment/termination premium, events of default and remedies available, limitations on new indebtedness and on dividends to the parent, negative covenants, representations, warranties, limitation of liabilities and indemnities. Additionally, the agreement requires the Encina Obligors to be in compliance with the financial and qualitative covenants of all other existing debt.
The Encina Credit Facility provides for several financial covenants, including a minimum excess availability unless the fixed charge coverage ratio is greater than a specified benchmark, as defined and limits on capital expenditures.
On October 15, 2019, the Encina Credit Facility was amended pursuant to a certain First Amendment to Loan and Security Agreement (the “Encina First Amendment”) concurrently with the Brightwood Side Letter Amendment discussed above, whereby Encina agreed to accept the changes in the Brightwood Side Letter Amendment since any changes to the Brightwood Side Letter needed concurrence from Encina.
On November 26, 2019, the Encina Credit Facility was further amended pursuant to a certain Second Amendment to Loan and Security Agreement (the “Encina Second Amendment”) whereby the amendment changed the computation of the line limitation but did not change the maximum amount of the credit facility of $45,000. The other change was a requirement that Hydrofarm Holdings Group Inc., the ultimate parent of the Encina Obligors, make a capital infusion to the Encina Obligors of $3,000 for working capital.
The Encina First Amendment and Encina Second Amendment were accounted for as debt modifications which did not result in the recognition of any gain or loss due to any revisions. The stated interest rate was 7.19% on December 31, 2019, while the effective interest rate in 2019 was 9.76%. In 2019, $1,119 of interest expense was recognized, of which $149 was related to the amortization of deferred financing costs. The Encina Obligors had $2,275 available to borrow under the Encina Credit Facility and were in compliance with all debt covenants as of December 31, 2019.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Debt convertible into preferred stock
In September and October 2019, the Company issued debt to investors convertible into preferred stock for cash of $7,532, less issuance costs of $552, in the form of unsecured subordinated promissory notes with interest at 6.0% per annum due on March 30, 2020.
The notes contained an automatic conversion feature triggered by a qualified financing as defined (e.g. private placement or initial public offering) of preferred stock of $5,000 or more. The number of shares into which the notes converted was to be based on a formula which divided outstanding principal and accrued interest by the per share price of the offering. The conditional share-settled conversion feature was deemed to be an embedded derivative that did not meet the criteria to be bifurcated and carried at fair value; accordingly, all of the proceeds net of the issuance costs were allocated to the debt instrument.
In December 2019, the Company completed an offering of convertible preferred stock which triggered conversion of $7,532 of principal plus $105 of accrued interest into 2,182,083 shares of the convertible preferred stock (see Note 13, Convertible Preferred Stock and Stockholders’ Equity, for discussion of the terms of the convertible preferred stock). The unamortized deferred financing costs at the time of conversion of $288 were written-off and are included in loss on debt extinguishment in the consolidated statements of operations in 2019.
Aggregate future principal payments
As of December 31, 2019, the aggregate future principal payments under long-term debt, excluding payments due under finance lease obligations presented in Note 8, Leases are as follows:
Year ending December 31,
2020	$34,396
2021	1,819
2022	73,192
2023	31
Total debt	$109,438
Reconciliation of payments due:
	Finance lease obligations	Debt excluding finance leases	Total
Current portion	$431	$34,396	$34,827
Long-term	368	75,042	75,410
Total payments due	$799	$109,438	$110,237

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
13.
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Capital stock
As of December 31, 2019, the following summarizes shares authorized, issued and outstanding, and reserved for issuance:
	Shares authorized	Shares issued and outstanding, or reserved for issuance
Convertible preferred stock at $0.0001 par value per share	50,000,000	7,007,429
Common stock at $0.0001 par value per share	350,000,000	69,745,562
Common stock reserved for issuance:
Convertible preferred stock		7,007,429
Warrants		13,100,069
Stock options		2,764,240
Restricted stock units		6,137,610
Convertible preferred stock classified outside of permanent equity
In December 2019, the Company issued 7,007,429 shares of Series A convertible preferred stock with a par value of $24,526 in return for cash of $15,439, conversion of debt with a basis of $7,637, and $1,450 in receivables that were settled in January 2020. Offering costs totalled $1,274, of which $1,239 was included in accrued expense and other current liabilities in the consolidated balance sheet as of December 31, 2019.
A summary of key terms are as follows:
•
Initial purchase price: $3.50

•
Ranking: Senior to all classes of common and preferred stock

•
Use of Proceeds: Approximately $8,370 to pay down Term Loan (see Note 12, Debt, for discussion of the Brightwood Amendment to Side Letter Agreement dated January 16, 2020), growth investments and general corporate purposes

•
Preferred dividend: 10% dividend yield, cumulative, payable in cash or PIK (Series A Convertible Preferred Stock) at the issuer’s discretion; the rate increases to 11% after the 9-month anniversary and 12% after the 18-month anniversary

•
Liquidation preference: 1x liquidation preference upon liquidation or wind up; a majority of the Preferred Shareholders can vote to liquidate the Company

•
Conversion rights: At any time, the holders of the Preferred Stock can convert their shares 1:1 into to common stock subject to typical anti-dilution provisions.

•
Voting rights: The Preferred Shareholders vote together with the holders of common stock on an as-converted basis.

•
Liquidity rights: Following the 18-month anniversary of the closing date, if an IPO has not occurred, the Preferred Stock investors can cause the Company to undertake one of the following actions (selection of the specific action is at the Company’s discretion):

•
Redeem the securities

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
•
Initiate a sale of the Company

•
Initiate an IPO process

•
Mandatory Conversion upon a Qualified IPO: Upon an IPO of at least $75,000, each share of Preferred Stock automatically converts into common stock at the lesser of (x) the then Series A Conversion Price, or (y) the then effective Discounted Qualified IPO price. The Discounted Qualified IPO price is the amount calculated by multiplying the price at which the shares of common stock were issued in the IPO by 0.8 (the Multiplier), provided that commending 270 days after the issuance of the Preferred Stock, the Multiplier shall be decreased to 0.79 and shall be decreased by an additional 0.01 every thirty days thereafter, provided that the Multiplier shall not decrease below 0.75.

•
Other terms: Customary rights consistent with offerings of this type, including protective provisions, registration rights, reporting/information rights, right of first refusal/co-sale rights, pre-emptive rights, lock up restrictions, and transfer restrictions

The Series A Convertible Preferred Stock contains a redemption feature not solely within the control of the Company’s common shareholders and is, therefore, classified outside of permanent equity. None of the embedded features required bifurcation from the host instrument.
Common stock
Each holder of common stock is entitled to one vote for each share of common stock. Common stockholders have no pre-emptive rights to acquire additional share of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation, the stockholders are entitled to share in corporate assets on a pro rata basis after the Company satisfies all liabilities and after provision is made for any class of capital stock having preference over the common stock. Subject to corporate regulations and preferences to preferred stock if any, dividends are at the discretion of the board of directors.
Warrants
Shares of common stock under warrants totaling 11,357,114 and 1,742,955 were issued to investors and placement agents, respectively, in the Offering and Concurrent Offering for aggregate shares under warrants of 13,100,069.
Warrants issued to the investors for the purchase of 11,357,114 shares of the Company’s common stock are exercisable at $5.00 per share in whole or in part subject to typical adjustments for anti-dilution and may be exercised on a “cashless” basis. The warrants are exercisable commencing the earliest of a public event defined as the effectiveness of a registration statement as defined, the closing of any initial public offering, or the closing of any other transaction or set of events that results in the Company being subject to the reporting requirement of the Securities Exchange Act of 1934, as amended. The warrants expire three years from the effective date of a public event. The warrants are callable by the Company solely at its discretion if certain conditions are met.
The warrants issued to the investors were accounted for as a component of equity primarily because there were no conditional obligations to issue a variable number of shares nor were there any deemed possibilities that the Company would need to settle the warrants in cash. Accordingly, the value of each warrant issued with each share in the Offering and Concurrent Offering was not accounted for separately.
Of the total shares subject to the placement agent warrants, 580,978 are exercisable at a price of $5.00 per share and 1,161,977 are exercisable at a price of $2.50 per share. Both types of warrants are exercisable in whole or in part subject to typical adjustments for anti-dilution and may be exercised on a “cashless” basis.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The placement agent warrants are exercisable upon exercise of the investor warrants issued in the Offering and Concurrent Offering.
The placement agent warrants were valued at $781 and recorded as an offering cost included as a component of equity (an increase for the value of the issuance, and a decrease associated with the offering cost); the valuation of the warrants is discussed in Note 17, Financial Instruments.
Refer to Note 1, Description of the Business, Recapitalization and reverse merger in 2018 for further discussion of warrants.
Restriction on the ability to pay dividends
Under the agreements with Encina and Brightwood, substantially all consolidated net assets of the Brightwood Obligors or Encina Obligors are subject to limitations regarding the restriction of payment of dividends to any direct or indirect parent.
14.
STOCK-BASED COMPENSATION AND 401K PLAN

Stock-based Compensation Plan Overview
The Company adopted the 2018 Equity Incentive Plan in August 2018 and the 2019 Employee, Director and Consultant Equity Incentive Plan in December 2019 (collectively, the “Incentive Plans”) whereby certain employees may be granted options or stock appreciation rights for voting or nonvoting shares of the Company or other restricted stock awards of shares, restricted shares and other stock awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value per share of the Company’s stock. Shares issued under the Incentive Plans are drawn from authorized and unissued shares or shares held or subsequently acquired by the Company as treasury shares. The Incentive Plans are administered by the Board of Directors which administration may be delegated to a committee consisting of one or more members of the Board (the “Plan Administrator”), subject to such limitations as the Board of Directors deems appropriate.
The Incentive Plans provide for the issuance of both non-statutory and incentive stock options and other awards to acquire up to 8,718,196 shares of common stock under the 2018 Equity Incentive Plan, and 3,487,278 shares of common stock under the 2019 Employee, Director and Consultant Equity Incentive Plan. Of the total shares available for grant under the stock compensation plans, 3,303,624 remain available as of December 31, 2019.
The Incentive Plans provide for granting of three types of awards described as follows:
•
The Plan Administrator may grant options designated as incentive stock options or nonqualified stock options. Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date, subject to certain limitations and exceptions as described in the plan agreements. Generally, the maximum term of an option shall be ten years from the grant date. The Plan Administrator shall establish and set forth in each instrument that evidences an option the time at which, or the installments in which, the option shall vest and become exercisable.

•
The Plan Administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a related company or the achievement of any performance goals, as the Plan Administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.

•
Subject to the terms of the plans and such other terms and conditions as the Plan Administrator deems appropriate, the Plan Administrator may grant stock appreciation rights, performance awards, other stock or cash-based awards, as provided in the plans.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Certain shares, primarily those associated with restricted stock units, are subject to the Company’s right of first refusal under which the Company or its assignee has an assignable right of first refusal to purchase the shares at their then fair value as more fully described in the terms and conditions set forth in the agreement. The right of first refusal terminates upon the initial registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act.
No awards were granted prior to 2019.
Restricted stock units issued to executives subject to service and performance conditions
On January 11, 2019, pursuant to an employment contract with the chief executive officer (“CEO”), 3,487,278 restricted stock units (the “RSUs”) were granted with vesting commencing retroactive to January 1, 2019. On April 10, 2019, in connection with an employment contract with the president, 1,255,420 RSUs were granted with vesting commencing retroactive to March 4, 2019. On December 19, 2019, 1,394,912 RSUs were granted to the CEO with vesting commencing on the grant date. The RSUs expire after 10 years from the respective vesting commencement dates.
Each award has two vesting components, subject to certain change in control provisions, both of which must be achieved to vest in any portion of the award. No RSUs will be vested units (as defined in the RSU agreement) unless and until both the time-based vesting requirement (as defined below) and the performance-based vesting requirement (as defined below) are satisfied.
•
Time-Based Vesting Requirement (based on continuous employment): One fourth of the award will vest one year following the vesting commencement date; then, one sixteenth of the award will vest at the end of every three-month period measured from the one-year anniversary of the vesting commencement date.

•
Performance-Based Vesting Requirement: The RSUs will satisfy the performance-based vesting requirement only if (i) a liquidity event occurs on or prior to the expiration date and (ii) the employee does not experience a termination of service prior to the date of the liquidity event.

On the date the performance-based vesting requirement is satisfied, the employee will become vested in the number of RSUs that have satisfied the time-based vesting requirement, if any, and the RSU converts into one share of the Company’s common stock. If the performance-based vesting requirement is not satisfied, all RSUs will expire regardless of satisfaction of the time-based vesting requirement on the earlier of (x) the date of termination of service and (y) the expiration date. “Liquidity event” means the earlier to occur of (a) a change of control (as defined in the Plan as in effect on the grant date) or (b) an initial public offering (“IPO”). IPO means the effective date of the registration statement filed with the U.S. Securities and Exchange Commission relating to the initial public offering of a class of the Company’s equity securities.
Unvested RSUs are not considered outstanding common stock until the RSUs vest.
Since RSU awards represent equity awards of the Company, such awards are fair valued as of the grant date for the purposes of measurement and recognition under U.S. GAAP. To measure the value of the award, the initial grant-date fair value of shares of common stock underlying RSUs is determined. Such valuation is the responsibility of, and determined by, the Company’s board of directors, with input from management. In 2019, there was no public market for the Company’s common stock so the board of directors determined the fair value of common stock at the grant date by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. Based on the models, for the awards granted in January and April 2019, the fair value was determined to be $1.43 per common share underlying each RSU, and $1.80 for the award granted in December 2019, for an aggregate fair value of $9,293 for all outstanding RSUs granted during the year-ended December 31, 2019.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Company has determined that the ultimate vesting of RSUs granted to date is not probable as of December 31, 2019 and, accordingly, the Company has not recognized any expense related to these awards. The unamortized stock-based compensation expense of $9,293 as of December 31, 2019 will be recognized as expense if and when the Company determines that vesting is probable. At the time vesting becomes probable, a cumulative catch-up adjustment will be made to reflect the portion of the employee’s requisite service that has been provided to the probable date (but no less that the actual amount vested under the agreement), with the balance amortized over the remaining requisite service period.
Stock options
In 2019, the Company granted options to employees to acquire 3,231,819 shares of common stock which vest under one of three schedules as follows:
1.
20% vest as of the date of grant, then 1/45th on the last day of the month for the following 36 months;

2.
25% vest on the first anniversary of the date of grant, then 1/48th on the last day of the month for the following 36 months;

3.
All options vest upon grant.

Vesting is subject to certain change in control provisions as provided in the incentive plan agreements and options may be exercised up to 10 years from the date of issuance.
Since options represent equity awards of the Company, such awards are fair valued as of the grant date for the purposes of measurement and recognition under generally accepted accounting principles. To measure the fair value of an option, the Black-Scholes valuation model was utilized. The valuation model requires the input of highly subjective assumptions. Inputs to the model in 2019 were as follows:
Volatility	30%
Risk-free rate	1.37% to 2.49%
Dividend yield	Nil
Expected term in years	5.0 to 5.62
The fair value of common stock underlying the options was determined using the same methodology described above for RSUs which was $1.43 for the first nine months and $1.80 for the last quarter of 2019. The methodology used to determine the various assumptions above is described in Note 4, Basis of Preparation and Significant Accounting Policies.
The following table summarizes the stock option activity in 2019:
	Number	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term
Granted	3,231,819	$2.50	$0.21
Forfeited	(467,579)	$2.50	$0.21
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2019	2,764,240	$2.50	$0.21	9.27
Exercisable at December 31, 2019	898,435	$2.50	$0.21	9.15
Unvested at December 31, 2019	1,865,805	$2.50	$0.22	9.33
Vested and expected to vest at December 31, 2019	2,764,240	$2.50	$0.21	9.27

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Total compensation expense for stock options in 2019 was $208 and is included in selling, general and administrative expenses in the consolidated statements of operations. No tax benefit related to the stock option expense was recognized as all the awards are classified as qualified incentives options.
As of December 31, 2019, total compensation cost related to unvested awards not yet recognized was $409 and the weighted-average period over which the compensation is expected to be recognized is 2.77 years.
401K Plan
The Company maintains a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which provides for voluntary contributions from the Company and its employees. Contributions from the Company were $190 and nil in 2019 and 2018, respectively.
15.
INCOME TAXES

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The 2017 Tax Act also provided for prospective changes beginning in 2018 including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, global intangible low taxed income, foreign derived intangible income deduction, additional limitations on executive compensation and limitations on the deductibility of interest.
Loss from operations before tax was as follows for the years ended:
	Years ended December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
United States	$(30,409)	$(31,493)	$(1,268)	$(30,225)
Foreign	(10,365)	(4,446)	528	(4,974)
Loss from continuing operations before tax	$(40,774)	$(35,939)	$(740)	$(35,199)
Significant components of income tax (benefit) expense from continuing operations consist of the following:
	Years ended December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Current:
Federal	$—	$216	$216	$—
State	18	79	18	61
Foreign	9	207	(127)	334
Total current	27	502	107	395
Deferred:
Federal	—	269	269	—
State	—	—	—	—
Foreign	(718)	(1,168)	(875)	(293)
Total deferred tax benefit	(718)	(899)	(606)	(293)
Total income tax (benefit) expense	$(691)	$(397)	$(499)	$102

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The reconciliation of income tax computed at the U.S. federal statutory tax rates of 21% to income tax (benefit) expense from continuing operations consist of the following:
	Years ended December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Effective rate reconciliation
U.S. federal tax benefit at statutory rate	$(8,563)	$(7,547)	$(155)	$(7,392)
State income taxes, net	(1,247)	(1,009)	466	(1,475)
Permanent items	89	1,692	(153)	1,845
Foreign rate differential	(891)	(590)	(477)	(113)
Deferred adjustments	563	—	—	—
Tax entity classification adjustment	—	(1,927)	342	(2,269)
Non controlling interest	—	433	—	433
Valuation allowance	9,358	6,370	(2,663)	9,033
Other, net	—	2,181	2,141	40
Total income tax (benefit) expense	$(691)	$(397)	$(499)	$102
Deferred income tax assets and liabilities from continuing operations consist of the following as of:
	As of December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Deferred tax assets
Lease liabilities	$4,836	$—	$—	$—
Accrued expenses	1,129	1,385	641	744
Intangible assets	10,602	11,139	(4,195)	15,334
Net operating loss	17,589	10,312	2,972	7,340
Inventories	3,022	3,434	3,248	186
Interest expense	3,746	989	(2,118)	3,107
Other	—	104	104	—
Deferred tax assets	40,924	27,363	652	26,711
Valuation allowance	(34,746)	(25,388)	190	(25,578)
Total deferred tax assets	6,178	1,975	842	1,133
Deferred tax liabilities
Intangible assets, trade names	—	(1,205)	(34)	(1,171)
Property and equipment	(1,054)	(1,118)	(554)	(564)
Operating lease right-of-use assets	(4,729)	—	—	—
Other	—	—	1,311	(1,311)
Total deferred tax liabilities	(5,783)	(2,323)	723	(3,046)
Net deferred tax assets (liabilities)	$395	$(348)	$1,565	$(1,913)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Deferred income tax assets and liabilities are presented in the consolidated balance sheets by jurisdiction as follows:
	As of December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Deferred income tax assets included in other current assets	$—	$—	$(429)	$429
Deferred income tax assets included in other long-term assets	395	533	533	—
Deferred income tax liabilities	—	(881)	1,461	(2,342)
Net deferred tax assets (liabilities)	$395	$(348)	$1,565	$(1,913)
In 2019, the Company had federal and state net operating losses of approximately $58,000 and $44,000, respectively. The federal and state net operating losses, if not utilized, will begin to expire in 2037 and 2027, respectively. In 2019, the Company had foreign net operating losses of approximately $9,000. The foreign net operating losses, if not utilized, will begin to expire in 2037.
The Company determined the amount of its valuation allowance based on its estimates of taxable income by jurisdiction in which it operates over the periods in which the related deferred tax assets will be recoverable. As of December 31, 2019, the Company believes it is more-likely-than-not that it will not be able to realize its US deferred tax assets and therefore has maintained a full valuation allowance against its US deferred tax assets. The Company has also provided a full valuation allowance against the majority of its Canadian and Spanish deferred tax assets. The valuation allowance increased by $9,358 and $8,459 ($8,649 as previously reported) during 2019 and 2018, respectively.
Carryforwards of NOLs are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. An ownership change is generally defined as a greater than 50% increase in equity ownership by 5% shareholders in any three-year period. The annual limitation may result in the expiration of the NOL carry forwards before utilization.
In 2019 and 2018, the Company did not record any liabilities related to uncertain tax positions. The Company does not have any tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will significantly change within 12 months of December 31, 2019.
The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense. The Company’s major filing jurisdictions are the United States and Canada. Due to the Company’s net operating loss carryforwards, the Company’s income tax returns remain subject to examination by federal, foreign and most state taxing authorities for all tax years.
16.
COMMITMENTS AND CONTINGENCIES

Purchase commitments
From time to time in the normal course of business, the Company will enter into agreements with suppliers which provide favorable pricing in return for a commitment to purchase minimum amounts of inventory over a defined time period.
In October 2017, the Company entered into an agreement with a supplier to distribute and sell certain garden products for a term ending in December 2022. The Company committed to periodic minimum volumes over the term of the agreement in return for pricing that would provide the Company with a minimum gross margin along with the potential for rebates. Inventory purchased under this agreement totalled $3,641 and $2,644 in 2019 and 2018, respectively. Cost of goods sold in 2019 and 2018 include an additional $1,134 and

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
$1,108 for payments expected to be made in 2020 and 2021 based on negotiations with the supplier that began in late 2019 associated with volumes purchased below minimum thresholds.
In June 2020, as part of the negotiations with the supplier that began in late 2019, the original distribution agreement was amended and restated with a term ending in December 2024. Significant changes to the agreement were a modification to the pricing program and a revision to the periodic minimum purchase volumes to be acquired on a take-or-pay bases, as defined. Minimum purchase requirements are $2,500, $3,000, $3,500, $4,000 and $4,500 for 2020, 2021, 2022, 2023 and 2024, respectively. The Company expects that these minimum purchase commitment obligations will be met.
Contingencies
In the normal course of business, certain claims have been brought against the Company and, where applicable, its suppliers. While there is inherent difficulty in predicting the outcome of such matters, management has vigorously contested the validity of these claims. Based on available information, management believes the claims are without merit and does not expect that the outcome, individually or in the aggregate, would have a material adverse effect on the consolidated financial positions, results of operations or future earnings.
17.
FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis
The contingent consideration payable is the only financial asset or liability measured at fair value on a recurring basis. The following table provides a summary of the changes in its fair value using Level 3 inputs:
	December 31,
	2019	2018
Balance at beginning of year	$—	$1,538
Change in contingent consideration payable	—	(1,538)
Balance at end of year	$—	$—
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, accrued and other current liabilities and revolving asset-backed credit facility approximate their fair value due to their short-term maturities using level 2 inputs. The terms of the Term Loan are similar to those that would be available if the debt were refinanced at year-end, and accordingly its carrying value approximates its fair value using level 3 inputs.
Assets and liabilities measured at fair value on a non-recurring basis
The Company measures certain non-financial assets and liabilities, including long-lived assets, goodwill and intangible assets, at fair value on a nonrecurring basis. Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and intangible assets. These inputs are classified as Level 3 in the fair value hierarchy. See discussion of impairment losses in Note 10, Intangible Assets and Goodwill.
The warrants issued to the placement agents in 2018 discussed in Note 13, Convertible Preferred Stock and Stockholders’ Equity, Warrants, were valued at $781 using the Black-Scholes valuation model at the dates of issuance with the following inputs: volatility of 65%, underlying stock price of $2.43, term of one year, strike price of $2.50 and $5.00, and risk-free rate of 2.4%. These inputs are classified as Level 3 in the fair value hierarchy.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
18.
RELATED PARTY TRANSACTIONS

Hydrofarm Headquarters
The Company leases its headquarters and local distribution center in Petaluma, California from entities in which a related party is an investor. One lease is month to month and another lease terminated in June 2019. In 2019 and 2018, aggregate rent expense for these two leases totaled $1,445 and $1,787, respectively.
Management Agreements
In connection with the Formation Transaction, the Company entered into two management agreements with affiliates of certain of the Company’s stockholders. Pursuant to the management agreements, the affiliates provided the Company with various management services including transaction advisory, financial and management consulting. The Company incurred aggregate management fees and reimbursable expenses of $271 in 2018. The management agreements were terminated in connection with the private placement discussed in Note 1, Description of the Business.
Subordinated loans from related party
On May 22, 2018, in connection with forbearance and amendments to the BofA Credit Facility and Term Loan agreements discussed in Note 12, Debt, the Company obtained a subordinated note of $4,000 from a stockholder of the Company to fund operations. Interest was at a rate of 8.24% per annum with no payment of interest and principal made in cash prior to the maturity date. On June 29, 2018, in connection with and under the same terms as the May 22, 2018 subordinated note, an additional amount of $2,000 was secured from the stockholder. As discussed in Note 1, Description of the Business, the $4,000 note plus accrued interest of $88 was converted into equity in exchange for shares and warrants. The $2,000 subordinated loan was repaid in August 2018.
19.
IMPAIRMENT, RESTRUCTURING AND OTHER

Certain expenses were incurred in 2019 and 2018 primarily related to recognition of impairment on intangible assets as discussed in Note 10, Intangible Assets and Goodwill; several restructuring and recapitalization events discussed in Note 1, Description of the Business; fees for various statutory filings; severance costs for a reduction-in-force; and, costs to early terminate several leases.
These costs and expenses are summarized as follows:
	For the years ended December 31,
	2019	2018
Impairment of intangible assets	$5,390	$2,716
Restructuring costs	1,973	3,431
Costs related to SEC filings	1,080	776
Severance costs	784	—
Costs related to early termination of leases, net of gains	337	—
Other, net	471	246
Total impairment, restructuring and other	$10,035	$7,169
Restructuring costs in 2019 and 2018 were for professional fees related to consultation, due diligence, and assistance to research and evaluate various capitalization strategies related to alternative debt and equity refinancing structures, and non-capitalizable costs related to implementation of selected strategies.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
20.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from the balance sheet date of December 31, 2019 through August 14, 2020, the date the consolidated financial statements were available to be issued.
In January and February 2020, under the same terms as the Series A Convertible Preferred Stock offering discussed in Note 13, Convertible Preferred Stock and Stockholders’ Equity, an additional 717,616 shares of stock were issued primarily to existing investors for $2,512, less offering costs of $169, for net cash proceeds of $2,343.
In April 2020, the Company entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3,300 with JPMorgan Chase Bank’s SBA loan program under the CARES Act (the “PPP Loan”). The PPP Loan bears interest at 1%, which is deferred for the first six months.
In April 2020, a third amendment to the Encina Credit Facility replaced the existing “fixed charge coverage ratio/minimum excess availability” financial covenant with an amended “availability block,” and increased the “inventory sublimit,” each as more fully described in the amendment.
In June 2020, as more fully discussed in Note 16, Commitments and Contingencies, as part of the negotiations that began in late 2019, the original distribution agreement with a supplier was amended and restated with a term ending in December 2024.
In July 2020, the Company entered into a consulting agreement with a director to serve as an advisor to the board of directors and CEO. The agreement includes an award of 1,000,000 restricted stock units, which vests over a period of two years in equal quarterly installments commencing after a three-month service period following the award, subject to the satisfaction of a performance-based vesting requirement.
In August 2020, the Company executed a lease for approximately 100,000 square feet of warehouse space in Oregon to be available upon expiration of the lease for existing space on September 30, 2020. The new lease has a term of 64 months, commencing on occupancy, with an option to renew at the then fair market value for another five years. Rent is abated for the first four months. Thereafter, monthly rent is approximately $53, and increases periodically to the final year where the monthly rent is $62.
As discussed more fully in Note 7, Notes Receivable, the borrower on a note receivable for $2,931 plus interest was in default as of December 31, 2019 and the Company is currently pursuing its remedies for recovery of the investment which include renegotiating the terms for repayment, and ultimately if necessary, recovery of the equipment serving as collateral which is expected to be sufficient to settle the basis of the loan.

Schedule II — Valuation and Qualifying Accounts
Hydrofarm Holdings Group, Inc.
For the years ended December 31, 2019 and 2018
(in thousands)
	Balance as of beginning of year	Provision/ (Benefit)	Deductions	Balance as of end of year
Year ended December 31, 2019
Allowance for doubtful accounts	$1,227	$933	$(384)	$1,776
Allowance for inventory obsolescence	3,219	707	(104)	3,822
Year ended December 31, 2018
Allowance for doubtful accounts	2,955	534	(2,262)	1,227
Allowance for inventory obsolescence	4,618	(824)	(575)	3,219

HYDROFARM HOLDINGS GROUP, INC.
      shares of Common stock

Prospectus

           , 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other expenses of issuance and distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:
SEC registration fee	$	*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of directors and officers.
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our amended and restated by-laws (the “Bylaws”), provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against expenses, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the director or officer or on the director’s or officer’s behalf in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of an officer of the Company, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer or trustee of another corporation, or of a partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws also provides for the advancement of expenses (including attorney’s fees) to each of our directors and officers. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The Bylaws further provides that we may, at the discretion of the board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of our Certificate of Incorporation with respect to the indemnification and advancement of expenses of our directors and officers.
In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our Certificate of Incorporation or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of the Bylaws.
Prior to the effectiveness of this registration statement, we intend to enter into indemnification agreements with each of our directors and our executive officers. We expect these agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Certificate of Incorporation and Bylaws. In addition, such agreements may be, in some cases, broader than the specific indemnification provisions contained under the Delaware General Corporation Law.
We also maintain a directors and officers liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 15.    Recent sales of unregistered securities.
In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:
Private Placement and Merger
In October 2018, we consummated a private placement offering of 16,619,616 units (each a “Unit,” and collectively, the “Units”) for gross proceeds of approximately $41.5 million. Each Unit consisted of  (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of  (x) the effectiveness of a resale registration statement, (y) the closing of an initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half  (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”). As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”).
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities. The consideration in the Concurrent Offering consisted of  $11.1 million in cash from existing stockholders of HIC and the conversion of  $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share, at an offering price of $3.50. We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes in September and October 2019 which converted into shares of our Series A Preferred Stock) in connection with this offering, before deducting fees and related offering expenses.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Plan-Related Issuances
From            ,2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 2,712,183 shares of our common stock under our equity compensation plans at an exercise price of $2.50 per share.
From            ,2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 8,493,346 restricted stock units to be settled in shares of our common stock under our equity compensation plans.
The offers, sales and issuances of the securities described above were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules.
(a)
Exhibits.

Exhibit	Description
1.1*	Form of Underwriting Agreement.
2.1*	Amended and Restated Agreement and Plan of Merger, dated August 28, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Merger Sub, Inc. and Hydrofarm Investment Corp.
3.1*	Amended and Restated Certificate of Incorporation of Hydrofarm Holdings Group LLC.
3.2*	Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Hydrofarm Holdings Group LLC.
3.3*	Amended and Restated Bylaws.
4.1*	Specimen Common Stock Certificate of the Hydrofarm Holdings Group LLC.
4.2*	Form of Warrant To Purchase Common Stock.
4.3*	Form of Placement Agent Warrant to Purchase Common Stock.
4.4*	Registration Rights Agreement from Private Placement, dated August 28, 2018, by and among Hydrofarm Holdings Group LLC and certain of its stockholders identified on the signature pages thereto.
4.5*	Investor Rights Agreement, dated August 28, 2018, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto.
5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1*	Loan And Security Agreement, dated May 12, 2017, by and between Hydrofarm Holdings, LLC, and Bank of America, N.A.
10.2*	Amended and Restated Loan and Security Agreement, dated November 8, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, GS Distribution Inc., SunBlaster Holdings ULC, EWGS Distribution Inc., and Bank of America, N.A.
10.3*	Forbearance Agreement and First Amendment to Amended and Restated Loan and Security Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO, LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.
10.4*	First Amendment To Forbearance Agreement And Second Amendment To Amended And Restated Loan And Security Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, Hydrofarm Canada, LLC, GS Distribution INC., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.
10.5*	Waiver And Third Amendment To Amended And Restated Loan And Security Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.
10.6*	Fourth Amendment To Amended And Restated Loan And Security Agreement, dated March 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

Exhibit	Description
10.7*	Fifth Amendment To Amended And Restated Loan And Security Agreement, dated May 31, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.
10.8*	Sixth Amendment To Amended And Restated Loan And Security Agreement, dated June 10, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.
10.9*	Seventh Amendment To Amended And Restated Loan And Security Agreement, dated June 10, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.
10.10*	Credit Agreement dated, May 12, 2017, by and between Hydrofarm Holdings LLC and Brightwood Loan Services, LLC.
10.11*	Forbearance Agreement and Amendment to Credit Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.12*	Amendment No. 1 Forbearance Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.13*	Amendment No. 2 to Credit Agreement, dated November 8, 2017, by and among Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster, LLC and Brightwood Loan Services LLC and the lenders party thereto.
10.14*	Waiver And Amendment No. 3 to Credit Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.15*	Amendment No. 4 to Credit Agreement, dated March 15, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.16*	Amendment No. 5 to Credit Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.17*	Loan And Security Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC.
10.18+*	Intercreditor Agreement, dated July 11, 2019, by and between Brightwood Loan Services, LLC and Encina Business Credit, LLC.
10.19+*	Employment Agreement, dated April 10, 2017, by and between Hydrofarm Holdings Group LLC and Peter Wardenburg.
10.20+*	Employment Agreement, dated April 28, 2018, by and between Hydrofarm Holdings Group LLC and Bob Clamp.
10.21+*	Employment Agreement, dated April 10, 2017, by and between Hydrofarm Holdings Group LLC and Jeffrey Peterson.
10.22+*	Employment Agreement, dated January 1, 2019, by and between Hydrofarm Holdings Group LLC and Bill Toler.

Exhibit	Description
10.23+*	Employment Agreement, dated March 4, 2019, by and between Hydrofarm Holdings Group LLC and Terence Fitch.
10.24+*	Offer Letter, dated February 26, 2020, by and between Hydrofarm Holdings Group LLC and John Lindeman.
10.25+*	Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan.
10.26+*	Form of Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan Stock Option Grant Notice.
10.27*	Form of Director and Officer Indemnification Agreements.
10.28*	Placement Agency Agreement, dated August 3, 2018, by and among Hydrofarm Holdings Group LLC, Hydrofarm Investment Corp. and A.G.P./Alliance Global Partners, as lead placement agent, and Aegis Capital Corp., as co-placement agent.
10.29*	Amendment No. 6 to Credit Agreement, dated October 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.30+*	Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan.
10.31+*	Form of Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan Stock Option Grant Notice.
10.32*	Second Amendment to Loan And Security Agreement, dated November 26, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC.
10.33*	Third Amendment to Loan And Security Agreement, dated April 3, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC.
10.34*	Fourth Amendment to Loan And Security Agreement, dated May 29, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC.
10.35*	Fifth Amendment to Loan And Security Agreement, dated May 30, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC.
21.1*	Subsidiaries of Hydrofarm Holdings Group LLC.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of MNP, LLP, independent registered public accounting firm.
23.3*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to initial filing).

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan.

(b)
Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Petaluma, California, on the day of         , 2020.
Hydrofarm Holdings Group, Inc.

William Toler
Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Toler and John Lindeman, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
William Toler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2020
Terence Fitch	President	, 2020
John Lindeman	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020
Chris Payne	Director	, 2020
Michael Rapoport	Director	, 2020
Peter Wardenburg	Vice Chairman of the Board	, 2020

Name	Title	Date
Adam Stern	Director	, 2020
John Tomes	Director	, 2020